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03032471

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fosters Brewing Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 1711 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 10/2/03

82-1711

03 SEP 25 7:21

A robust and globally recognised premium blend, well balanced and vigorous, with a smooth finish...

Fosters Brewing Group

Foster's Group Limited
Financial Report 2003

ARls
6-30-03

FOSTER'S
GROUP

CONTENTS

HIGHLIGHTS

Improved returns and strong operating cash flows

- Reported net profit after tax (NPAT) of $462.9 million and earnings per share (EPS) of 22.3 cents includes a one-time charge of $105.2 million (after tax) primarily due to the outcomes of the Carlton and United Breweries (CUB) operational review.
- Normalised NPAT (adjusting for the contribution from Self-Generating and Regenerating Assets (SGARA), significant items and amortisation), of $626.7 million, 9.1% higher than the previous comparative period.
- Normalised EPS increased 7.8% to 30.4 cents.
- Operating cash flow (after interest and tax) of $696.5 million, up 9.8%. Normalised operating cash flow was up 18.4% to $597.1 million.
- Continued improvement in return on capital employed (ROCE), increasing from 13.0% to 13.8%, and remaining at a healthy margin above Foster's weighted average cost of capital.
- Strong margins in beer and wine trade maintained.

Beer business powers along

- Another impressive performance from the CUB Group with a 6.5% increase in earnings before interest, tax, amortisation and significant items (EBITA), continuing substantial cash flows and a 210 basis point ROCE improvement to 26.8%.
- Australian beer EBITA of $463.1 million, 7.6% higher than the previous comparative period on the back of volume growth of 1.0%.
- International beer business reports impressive 25.5% EBITA growth and improved returns.

Wine improves cash but profits impacted by currency and tough California market

- Wine EBITAS (EBITA excluding SGARA) contribution of $428.8 million down 3.1% year on year, due mainly to the strengthening AUD/USD exchange rate and a less profitable second half performance from Trade Americas as a result of an intensely competitive environment.
- At comparable exchange rates, Wine EBITAS increased 4.2%, a creditable result in challenging conditions.
- Wine operating cash flow increased 13.9% to $306.4 million reflecting management focus on improving the cash profile of the division.
- Trade Asia Pacific, Trade Europe and Wine Services achieved EBITAS growth of 16.1%, 39.4% and 14.7% respectively.
- Wine Clubs EBITAS was down 10.4% with mixed performances across the global businesses.

Balance Sheet

Movements in key financial ratios show the improving financial strength of the company during the period.

Gearing, on a net debt to equity basis, reduced from 73.8% to 58.9%. Interest cover, on an EBITAS to net interest expense basis, increased to 6.8 times.

With regards to conversion of profit to cash, Group operating cash flow (pre interest and cash) exceeded 90% of EBITDAS (EBITA excluding depreciation and SGARA).

Dividend

The Directors have declared a final dividend of 10.5 cents per share fully franked, an increase of 10.5% over the previous year, bringing the full year dividend to 18.75 cents per share, an increase of 10.3%. This dividend will be fully franked at the Australian company tax rate of 30%.

Outlook

Foster's believes markets will remain challenging in fiscal 2004 and consequently expects normalised EPS growth will be similar to the year just completed.

Comments

President and CEO, Mr Ted Kunkel, said,

'Foster's business balance and premium brands have once again delivered solid underlying earnings growth, strong cash flows and improved returns on capital employed.'

'Particularly pleasing is the Group's performance in the second half, where 8.3% growth in normalised EPS was achieved.'

'Foster's impressive beer business combined with the premium nature of its wine business, has enabled the Group to grow year on year despite the most competitive wine market conditions seen over recent times.'

'The financial strength of Foster's, reflected in its strong cash flow generation, combined with the intention to spin-off the ALH business, positions us to consider capital management initiatives. In light of current market conditions, the Group is likely to favour debt reductions and capital returns with management emphasis on maximising value from existing businesses.'

FINANCIAL COMMENTARY

Group Financial Review

Revenue

Total operating revenue increased 1.5% to $5,242.8 million. Net sales revenue increased 3.5% to $4,731.5 million, with the appreciating AUD/USD exchange rate reducing growth by 3.0 percentage points. At constant exchange rates net sales revenue increased 6.5%.

Revenue Summary

Year ended 30 June	**2003 $m**	2002 $m	**% Change**
CUB Beverages	1,776.4	1,667.9	6.5
Australian Leisure and Hospitality	894.6	851.4	5.1
Intra-division sales	(96.5)	(97.5)	–
Carlton and United Breweries	2,574.5	2,421.8	6.3
International Beer	172.7	179.0	(3.5)
Royalties	40.9	39.8	2.8
Total Beer	2,788.1	2,640.6	5.6
Trade	1,313.1	1,326.2	(1.0)
Clubs	409.2	398.1	2.8
Services	270.1	246.8	9.4
Intra-division sales	(38.5)	(37.3)	–
Total Wine	1,953.9	1,933.8	1.0
Inter-segment sales	(10.5)	(2.4)	–
Net sales revenue	4,731.5	4,572.0	3.5
Other operating revenue	511.3	592.0	(13.6)
Total operating revenue	5,242.8	5,164.0	1.5

- CUB Beverages includes the sale of beer, spirits, ciders and other beverage products. Revenues from the Continental Spirits business were $122.1 million (2002 $109.0 million). Continental Spirits was integrated with the Australian Beer business in April 2003 and will be reported as part of CUB Beverages from this point forward.
- Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.

Earnings

The Group reported NPAT of $462.9 million for the period, a decrease of 17.5% over the June 2002 full year result of $560.9 million. The result included a significant loss of $151.6 million before tax, comprising: a $150.0 million charge to provide for expected restructuring costs and the worse-case realisable loss on the sale of the Kent Brewery; a $15.4 million write-down of the carrying value of CUB's pre-paid sponsorships; offset by a $13.8 million profit on the sale of properties in the UK by the Lensworth Group. A further breakdown of these significant items is provided below.

Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) rose 4.4% to $1,037.7 million.

The accounting requirement under AASB 1037 'Self-Generating and Regenerating Assets' ('SGARA') to measure vines and grapes at net market value resulted in a loss of $14.3 million before tax (2002 $44.2 million profit before tax). This result is mainly attributable to the current period valuation movement being more than offset by the amortisation of prior period valuation increments, which are being released into earnings as wine is sold. The current period vine valuations were lower than the previous year mainly due to a reduction in the Asia Pacific price for red varietals and a decline in the Americas harvest yield.

Significant Items

The table below details the significant items for the period. These items have been disclosed separately in the accounts due to their size, nature and incidence.

Significant items

	$m
Carlton operational review	
– write-down of property, plant and equipment	(83.4)
– redundancy provision	(44.5)
– other provisions/costs	(22.1)
	(150.0)
Carlton write-down of sponsorship prepayments	(15.4)
Profit on Lensworth UK property sale	13.8
Significant items before tax	(151.6)
Tax benefit	46.4
Net significant items after tax	(105.2)

Taxation

The Group's tax expense was $196.8 million. Excluding significant items tax expense was $243.2 million compared with $242.1 million in the previous corresponding period. The overall effective tax rate remains at the Australian corporate rate of 30%.

Accounting policy changes

The new Australian accounting standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' is applicable to the Group for the first time, effective 1 July 2002. The standard introduces new recognition, measurement and disclosure requirements for provisions. In complying with the requirements of this standard, a provision for onerous contracts of $66.0 million ($41.2 million after tax) has been recognised.

This standard also now only permits the recognition of a provision for dividend after the Directors have declared the dividend. The final 2002 dividend provided in last year's accounts of $194.5 million has been adjusted against opening retained earnings to reflect this change.

Revised standard AASB 1028 'Employee Benefits' requires the restatement of the employee benefits provision using remuneration rates expected to be paid, rather than wage and salary rates current at reporting date. This has resulted in an increase to this provision by $2.9 million ($2.0 million after tax).

The following table summarises the adjustment to opening retained earnings due to the above accounting policy changes:

Accounting policy changes

	$m	$m
Reported retained earnings at 30 June 2002		704.8
AASB 1028 'Employee benefits'	(2.9)	
Tax effect	0.9	(2.0)
AASB 1044 'Onerous contracts'	(66.0)	
Tax effect	24.8	(41.2)
AASB 1044 'Dividends'	194.5	
Tax effect	–	194.5
Restated opening retained earnings		856.1

FINANCIAL COMMENTARY continued

Earnings per share (EPS)

Basic EPS were 22.3 cents, a decrease of 18.6% over the previous corresponding period. EPS calculated on a normalised basis of 30.4 cents were 7.8% higher than F02. The calculation of normalised EPS is outlined below:

Normalised EPS calculation

12 months to 30 June	2003 $m	2002 $m	% Change
Reported Earnings after tax	462.9	560.9	(17.5)
Amortisation expense	51.4	47.7	
SGARA loss/(gain) (net of tax)	10.1	(31.0)	
Significant items (net of tax)	105.2	–	
Deemed dividends on bonds	(2.9)	(3.3)	
Normalised net profit after tax	626.7	574.3	9.1
Average number of shares (million)	2,064.7	2,034.8	
Reported EPS (cents)	22.3	27.4	(18.6)
Normalised EPS (cents)	30.4	28.2	7.8

Dividend

The Directors declared a final dividend of 10.5 cents per share fully franked, an increase of 10.5% over the previous year, bringing the full year dividend to 18.75 cents per share, an increase of 10.3%. This dividend will be fully franked at the Australian company tax rate of 30%.

Events occurring after reporting date

On 12 August 2003, the Group announced its plans to divest the Australian Leisure and Hospitality division, comprising the Group's hotel, gaming and retail liquor operations.

Foster's proposes separating the division into two entities, with each offering distinct investment attributes:

- Australian Leisure & Hospitality Group Limited (ALH), which will conduct the operating business. It is proposed that the business will be sold by an offer of ordinary shares in ALH as an initial public offer, following which the company will list on the Australian Stock Exchange; and
- A separate Property Trust, which will offer securities and acquire ALH's freehold property portfolio.

The sale has been structured to deliver to Foster's not less than $1.4 billion gross proceeds. The total amount raised by the sale will depend on the final price of ALH shares established by a bookbuild process.

The proceeds from the transactions will be used in accordance with the Group's capital management initiatives. In the absence of appropriate value creating investment opportunities, the Group will use the proceeds for debt reduction, a return to shareholders or a combination of these options.


Normalised net profit


$m
800
600
400
200
0
99
00
01
02
03

Normalised earnings per share


percentage (%)
40
30
20
10
0
99
00
01
02
03

Earnings Summary

Year ended 30 June

	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
CUB Beverages	474.8	446.2	6.4
Australian Leisure and Hospitality	122.3	114.4	6.9
Carlton and United Breweries	597.1	560.6	6.5
International Beer	39.4	31.4	25.5
Beer	636.5	592.0	7.5
Trade	344.4	356.8	(3.5)
Clubs	49.2	54.9	(10.4)
Services	35.2	30.7	14.7
Wine	428.8	442.4	(3.1)
Property and Investments	28.6	27.7	3.2
Corporate	(56.2)	(67.7)	17.0
EBITAS	1,037.7	994.4	4.4
SGARA	(14.3)	44.2	
EBITA	1,023.4	1,038.6	(1.5)
Amortisation	(51.4)	(47.7)	(7.8)
EBIT pre significant items	972.0	990.9	(1.9)
Net interest expense	(153.2)	(182.4)	16.0
Tax	(243.2)	(242.1)	(0.5)
Outside equity interest	(7.5)	(5.5)	(36.4)
Significant items (net of tax)	(105.2)	–	
Net profit after tax	462.9	560.9	(17.5)

- CUB Beverages includes Continental Spirits EBITA of $11.7 million (2002 $15.7 million). Continental Spirits was integrated with the Australian Beer business in April 2003 and will be reported as part of CUB Beverages from this point forward.

FINANCIAL COMMENTARY continued

Cash Flow Highlights

Year ended 30 June

	2003 $m	2002 $m	% Change
EBITAS	1,037.7	994.4	4.4
Depreciation	162.0	176.8	
Vineyard operating expenses	(100.7)	(91.9)	
Other non-cash items	8.2	27.8	
Working capital change	3.1	(211.5)	
Operating cash flow before interest and tax	1,110.3	895.6	24.0
Net interest paid	(156.8)	(160.0)	
Tax paid	(257.0)	(101.2)	
Net operating cash flows	696.5	634.4	9.8
One-off (receipts)/payments	(99.4)	(130.0)	
Normalised net operating cash flows	597.1	504.4	18.4
Capital expenditure	(309.8)	(285.0)	
Investments	(200.7)	(129.8)	
Capital expenditure and investments	(510.5)	(414.8)	
Asset sale proceeds	42.9	86.4	
Net loan repayment proceeds	109.4	0.6	
Dividends paid	(287.5)	(154.9)	

Cash Flow

Reported net operating cash flow was $696.5 million compared with $634.4 million in the previous corresponding period.

The current period net operating cash flows include $107.2 million cash received mainly due to a one-off Treasury division hedge restructuring transaction and $7.8 million in net cash outflows resulting from the significant items. The previous period included one-off tax refunds amounting to $130.0 million.

Capital spending and investments amounted to $510.5 million compared with $414.8 million in the previous corresponding period.

Capital and Investment Expenditure

A breakdown of capital and investment expenditure by business division is provided below.

Capital expenditure	$m
Wine	127.9
CUB	170.4
FBI	5.1
Corporate/Lensworth	6.4
Total	309.8
Investment expenditure	
Wine	46.0
CUB	67.0
FBI	35.4
Lensworth	52.3
Total	200.7
Capital and investment expenditure	510.5

Beer business investment expenditure included CUB's $63.8 million purchase of Bulmer's, the owner of Strongbow cider and other leading brands and FBI's $29.9 million purchase of a 39.9% interest in African and Eastern, a Gulf region marketing and distribution business. On the wine side, acquisitions included a Napa based facility that will be developed into an operational winery, Ponder Estates Wines, a boutique winery in the Marlborough region of New Zealand, the Carmenet brand, a majority interest in Kangaroo Ridge an Australian wine business that has achieved strong growth in Continental Europe, and T'Gallant, an ultra Premium Victorian based producer. Additionally, Lensworth paid $42.5 million to assume development responsibility for the North Lakes project in Queensland.

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2003 closing exchange rate of A$1 = US$0.6666 (2002: A$1 = US$0.5650). The average exchange rate used for profit and loss purposes was A$1 = US$0.5859 (2002: A$1 = US$0.5215).

Interest and gearing

EBITAS interest cover was 6.8 times. Gearing, being the proportion of net debt to total shareholders' funds was 58.9%, down from 73.8% in the previous corresponding period.

Balance Sheet

As at 30 June

	2003 $m	2002 $m
Current assets	3,001.3	2,641.2
Non-current assets	6,587.6	6,869.8
Total assets	9,588.9	9,511.0
represented by:		
Australian Beer	1,850.7	1,899.4
Australian Leisure and Hospitality	780.8	734.4
International Beer	222.9	238.7
Wine	4,851.3	5,150.8
Property and investments	299.1	210.7
Corporate (incl. tax and cash balances)	1,584.1	1,277.0
	9,588.9	9,511.0
Current liabilities	2,270.8	1,696.9
Non-current liabilities	2,825.0	3,602.2
Total liabilities	5,095.8	5,299.1
Total equity	4,493.1	4,211.9
Net debt	2,647.6	3,108.0
Gearing (%)	58.9	73.8
EBITAS interest cover (times)	6.8	5.5

Operating Review by Business Unit

Carlton and United Breweries (CUB)

Carlton and United Breweries comprises CUB Beverages and Australian Leisure and Hospitality (ALH). CUB Beverages includes the sale of beer, spirits, ciders and other beverage products.

12 months to 30 June

	2003 $m	2002 $m	% Change
Beer volumes (mL)	937.6	928.3	1.0
Earnings before interest, tax, amortisation and significant items			
Beer	463.1	430.5	7.6
Spirits	11.7	15.7	(25.5)
CUB Beverages	474.8	446.2	6.4
Australian Leisure and Hospitality	122.3	114.4	6.9
CUB	597.1	560.6	6.5

CUB continued to deliver EBITA growth, substantial cash flows and improved returns.

EBITA of $597.1 million is 6.5% higher than the previous corresponding period, due mainly to an excellent performance by the Australian Beer business. On a normalised basis, excluding $5.0 million in one-off Spirits profits (refer comments below) in fiscal 2002, CUB EBITA was 7.5% above last year.

Operating cash flow (before significant items) of $688.5 million represents 102% of EBITDA.

ROCE increased 210 basis points to 26.8%, as a result of good growth in earnings and management of capital employed.

During the period, CUB completed an operational review, encompassing all CUB processes and products. Key outcomes of the review included: identification of gross annual efficiency savings of up to $85 million (adjusting for the $15 million in gross annual efficiency savings expected to accrue to ALH) to be achieved over the next five years; the integration of businesses (beer, spirits and cider) and processes (sales and marketing); upgrade (Yatala, Qld, Matilda Bay, WA) and intended closure (Kent, NSW) of breweries; and a review of overhead costs.

CUB Beverages

CUB Beverages achieved growth in volumes and earnings despite an increasingly competitive landscape.

Total EBITA of $474.8 million was 6.4% higher than the previous corresponding period.

Beer EBITA increased 7.6% to $463.1 million driven by growth in net pricing, volume increases, cost control and a higher proportion of premium and imported products. Beer volumes increased 1.0% to 937.6 mL in a market that remained stable year on year. Volume growth was driven by increased sales of premium, mid-strength and light packaged beer with solid growth rates achieved across the Carlton family of brands.

Spirits EBITA of $11.7 million is 9.3% above last year on a normalised basis. This excludes a $5 million one-off receipt in fiscal 2002 from Pernod Ricard in relation to the termination of the Seagrams Agency arrangement. RTD volumes were up 31.8% year on year, driven by Cougar and The Black Douglas, and glass spirit volumes were down 17.3%, due largely to the loss of the Seagrams brands.

During the period new long-term global brand contracts were signed, securing access to three icon brands, Guinness, Stella Artois and Corona, and adding production and distribution of draught pre-mixed spirit brands in Australia. New product launches included Carlton Sterling and the Cascade Four Seasons range.

Australian Leisure and Hospitality (ALH)

ALH is the leisure and hospitality arm of CUB and is Australia's largest hotel owner and operator. It has 131 pub venues incorporating bistros and restaurants, sports bars, gaming rooms and take-away liquor outlets.

ALH delivered EBITA of $122.3 million, an increase of 6.9% from the previous corresponding period. The increase was achieved despite significantly reduced gaming contribution due to the Victorian smoking bans and the new South Australian gaming taxes. The result was assisted by overhead reductions, an additional trading week and increased gaming contribution from the other states.

Portfolio management activities continued during the year with 8 disposals and 9 acquisitions resulting in 131 properties (including owned and leased) at 30 June 2003 versus 130 properties at 30 June 2002.

International Beer

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally, international beer exports and Foster's Asian and Pacific operations in China, Vietnam, India, New Zealand, Fiji and Samoa.

12 months to 30 June

	2003 $m	2002 $m	% Change
Volume (mL)*	856.2	864.8	(1.0)
Earnings before interest, *tax and amortisation*	39.4	31.4	25.5

* Includes non-beer volumes.

Foster's Brewing International EBITA of $39.4 million is 25.5% higher than the previous corresponding period. This performance is a particularly positive result for the international beer business, with all regions improving year on year against difficult economic and market trading conditions, instability resulting from the Iraq conflict and the SARS impact in key Asian markets. The EBITA increase is due mainly to increased licence royalties, improved contribution from the Asian and Greater Pacific regions and cost management activities across all areas of the business. Total volumes of 856.2 mLs were slightly below last year, with Foster's brand volumes marginally higher than the previous full year period.

Improved contribution of 9.9% from the Europe, Middle East and Africa region is due to increased royalty income from the European licensing arrangements and income from the beverage distribution business acquired in the Gulf region. In line with expectations, the newly acquired Gulf region distribution business contributed $2.1 million to EBITA for the six months to June. Foster's brand volumes grew year on year in the UK and continental Europe despite difficult market conditions.

Greater Pacific contribution was 11.5% higher with both New Zealand and the Pacific regional businesses delivering year on year improvement. The multi-beverage business model (beer, wine, spirits and cider) implemented in the region, continues to yield results.

Contribution from the USA business improved 2.5% due to price increases implemented nationally. However, lower volumes reflected a slowing of the import category in the USA. Foster's continues to work closely with the new SABMiller organisation in order to obtain greater focus and attention for the Foster's brand in the USA.

The Greater Asia operations recorded a 17.0% improvement in contribution and were cash flow positive despite challenging trading conditions, in particular the impact of SARS. The improved contribution was a result of a concentration on premium and higher margin brand sales and overall cost management initiatives. Volumes were down 9.5% due to SARS, aggressive competitor activity for local brand sales and a focus on premium brands at the expense of FBI's local, low-margin commodity brands.

Global Wine

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses. BBWE has multiple selling channels – Wine Trade, Wine Clubs and Wine Services.

12 months to 30 June

	2003 $m	2002 $m	% Change
Volumes (m 9L cases)	19.0	17.0	11.8
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
Wine			
– Trade	344.4	356.8	(3.5)
– Clubs	49.2	54.9	(10.4)
– Services	35.2	30.7	14.7
	428.8	442.4	(3.1)
Reconciled to EBITA as			
– EBITAS	428.8	442.4	(3.1)
– SGARA	(14.3)	44.2	
EBITA	414.5	486.6	(14.8)

BBWE results were impacted by challenging industry and slow economic conditions, particularly in the USA.

Global volumes increased 11.8% to 19.0 million nine-litre cases, driven by strong growth of Beringer and Wolf Blass, the division's flagship brands. This growth resulted in BBWE continuing to gain market share in all key business regions. Revenues increased 1.0% on a reported basis, or 7.7% at constant exchange rates.

EBITAS, as reported, declined 3.1% to $428.8 million. At constant exchange rates EBITAS increased 4.2%, a creditable result in difficult conditions. Double-digit profit growth in Trade Asia Pacific, Trade Europe and Wine Services was offset by reduced profit contribution from the Trade Americas and Clubs businesses.

Wine Trade margins declined 70 basis points from 26.9% but remain very strong at 26.2%. Wine EBITAS ROCE declined 20 basis points to 8.7%.

A highlight for BBWE was the improvement in operating cash flow, which increased 13.9% to $306.4 million. Operating cash flow as a percentage of EBITDAS grew 9.4 percentage points to 62.7%, reflecting management focus on improving the cash flow profile of the division.

Another divisional highlight was BBWE receiving top honours at the 2002 International Wine and Spirits Competition (IWSC) with Wolf Blass winning the 'International Winemaker of the Year' trophy from a field of hundreds of international wineries. Wolf Blass also collected the Australian 'Wine Producer of the Year' trophy for the second year in a row. These awards demonstrate continued recognition of the quality of BBWE wines and the growing value of BBWE's brand equity.

Wine Trade

The BBWE wine trade businesses includes all wine sold through traditional wine trade channels in Asia Pacific, Americas and Europe, Middle East & Africa.

Trade – Americas

Trade Americas encompasses sales of global branded wines in North American markets.

12 months to 30 June

	2003 $m	2002 $m	% Change
Trade Americas – USD terms			
Volume (000 9L cases)	11,692	10,649	9.8
Net sales revenue (US$m)	579.6	553.6	4.7
EBITAS (excl SGARA) (US$m)	149.4	147.6	1.2
EBITAS/net sales revenue (%)	25.8%	26.7%	(90 pts)
Trade Americas – AUD terms			
Net sales revenue (A$m)	989.2	1,061.6	(6.8)
EBITAS (excl SGARA) (A$m)	255.0	283.1	(9.9)

Trade Americas came through a very difficult period with some growth but did not perform to expectations. Performance was impacted, particularly in the second half, by a highly competitive marketplace driven by significant growth in extreme value wines in California.

While year on year volumes increased 9.8%, reported net sales revenue and EBITAS declined 6.8% and 9.9% respectively, due to the strengthening AUD/USD exchange rate, unfavourable mix shift and the highly competitive environment, resulting in increased discount activity. In comparative USD terms, sales revenue grew 4.7% and EBITAS 1.2%.

EBITAS margins declined 90 basis points to 25.8% due to: a mix shift to lower priced products; higher cost of goods based on the decision to use BBWE's own higher cost wine inventories in lower priced products, such as Stone Cellars, during a period of lower demand for $10 plus wines; and increased discounting and promotional expenditure to maintain market share.

Volume growth was driven by Beringer Blush products, Beringer Stone Cellars, Wolf Blass and new products Carmenet and Cellar No. 8.

The brands and distribution strength of Trade Americas enabled the business to continue to gain market share and grow volumes at approximately two times the premium category as measured by Nielsen, through a difficult period. Total BBWE volumes grew 12.6% versus premium category growth of 6.2% for the 52 weeks ending 5 July. BBWE's premium Australian portfolio grew an impressive 36.4% over the same period, in volume terms, as measured by Nielsen.

Trade – Asia Pacific

Asia Pacific wine trade encompasses sales of global branded wines in the Asia Pacific region.

12 months to 30 June

	2003 $m	2002 $m	% Change
Trade Asia Pacific			
Volume (000 9L cases)	3,090	2,646	16.8
Net sales revenue (A$m)	226.1	195.1	15.9
EBITAS (excl SGARA) (A$m)	66.4	57.2	16.1
EBITAS/net sales revenue (%)	29.4%	29.3%	+10 pts

Asia Pacific trade continued its strong performance with market share gains, profitability growth and maintenance of margins in a highly competitive marketplace.

Volumes grew 16.8% to 3.1 million cases driving sales revenue and EBITAS growth of 15.9% and 16.1% respectively. Revenue growth was slightly lower than volume growth due to the success of key initiatives to target competitive price points, in particular with Eaglehawk and Saltram varietals. EBITAS margins increased slightly to 29.4% reflecting a combination of revenue growth and tight overhead control.

Volume growth was achieved across all markets (Australia, New Zealand & Asia). The core brand portfolio continued to perform well, delivering strong growth rates for Wolf Blass, Jamieson's Run and the successfully re-launched Saltram. BBWE's sparkling portfolio, led by Yellowglen, also performed well with continued investment and new initiatives leading to an increased share of the category. Yellowglen continued to be the number one sparkling brand with a 15% share of the category.

Trade – Europe

The Europe trade business includes sales of global branded wines in the UK and European markets.

12 months to 30 June

	2003 $m	2002 $m	% Change
Trade Europe			
Volume (000 9L cases)	1,306	897	45.6
Net sales revenue (A$m)	97.8	69.5	40.7
EBITAS (excl SGARA) (A$m)	23.0	16.5	39.4
EBITAS/net sales revenue (%)	23.5%	23.7%	(20 pts)

Europe trade delivered a very solid financial performance while making significant progress in putting a framework in place for the continued development of the business in European markets.

The division achieved double-digit growth in volumes (45.6%), net sales revenue (40.7%) and EBITAS (39.4%). Net sales revenue growth was lower than volume growth as a result of a mix shift towards lower priced products such as Eaglehawk and Kangaroo Ridge. This mix shift also impacted EBITAS margins which decreased 20 basis points to 23.5%.

The UK, Europe's major market, showed significant growth driven by the successful introduction of the new distribution strategy and the contribution from Kangaroo Ridge in the second half. Strong growth was also prevalent in the key markets of Ireland and Switzerland, which also benefited from the contribution from Kangaroo Ridge in the second half.

The business substantially increased investment in its global brands and organisational structure to sustain and lay the foundations for the growth period ahead. Wolf Blass benefited from this with very impressive year on year volume growth while maintaining margins in an increasingly competitive market.

Wine Clubs

BBWE's wine clubs division sells wine directly to over one million members through its various wine clubs worldwide.

Clubs experienced another disappointing year, impacted by the difficult global trading conditions as well as increased costs, including start-up costs for new businesses in Europe. Despite nominal growth in volume and revenues, EBITAS of $49.2 million was down 10.4% from the previous corresponding period.

The result was mixed across the global businesses.

Australian and New Zealand business performance remained stable. However, improved performance from the established mainland European businesses were more than offset by the US and UK businesses which under-delivered. In the US, both Windsor and IWA continue to feel the impact of a very competitive and difficult environment for both wine and the consumer direct businesses.

BBWE management are confident that new internal appointments in key international markets, the implementation of additional business models in the US and Europe together with the introduction of more sophisticated customer data management software will improve the performance of the Clubs business.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand, France and Portugal.

The Wine Services business continues to perform strongly, providing BBWE with high and stable returns.

EBITA increased 14.7% to $35.2 million, driven by a strong performance from the Australian bottling operations, where volumes benefited from the solid export growth of the Australian wine industry in global markets.

This increase was partially offset by a lower contribution from the international bottling business, a result of the weaker global demand for French product, and the Australian packaging business, impacted by lower Australasian business.

Lensworth

Lensworth is the Group's urban residential property business.

12 months to 30 June	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation and significant items	28.6	27.7	3.2

Lensworth EBITA of $28.6 million is 3.2% higher than the comparative period, reflecting a strong Australian residential market during fiscal 2003. Enquiry and sales levels were stable at all projects.

At 30 June 2003, Lensworth had assets under management with a book value of $283 million.

Acquisition payments of $52.3 million were made during the period, with $42.5 million paid to assume development responsibility for the North Lakes project in Queensland.

During the period, Lensworth realised a one-off profit of $13.8 million on the sale of residual properties in the UK. This amount has been included in the accounts as a significant item.

The Liquidator of the Emanuel Group of Companies commenced legal action in 1998 against several companies in the Group, including Foster's. The claims alleged wrongdoing in relation to certain financing and related transactions between the Emanuel Group and the FGL Group. On 17 July 2003, judgement in the case was awarded in favour of FGL and its controlled entities. On 14 August 2003, an appeal against the judgement was lodged by the Liquidator of the Emanuel Group. FGL and its controlled entities will continue to vigorously defend the appeal.

Outlook

Foster's believes markets in fiscal 2004 will remain challenging.

While the beer division is expected to build on its strong fiscal 2003 performance, the outlook for the wine division is mixed. While share and volumes are expected to grow globally, the financial outcome is expected to be a combination of double-digit earnings contribution from Asia Pacific, Europe and Services, a return to growth for Clubs and a more moderate single-digit contribution outcome for Americas, owing to margin pressures in a currently oversupplied marketplace.

It is important to note that while Foster's recognises the difficulty of the current trading environment, management remains confident that the favourable fundamentals for premium wine are still in place and importantly, that BBWE is well positioned to take advantage of the rebound in the segment when it occurs.

The strength of Foster's, reflected in its strong cash flow generation, combined with the intention to spin-off the ALH business, enables the Group to consider a number of capital management initiatives. Excess cash will be used, in varying degrees, to reduce leverage, return funds to shareholders or on merger and acquisition activity if a strategically aligned, financially compelling investment opportunity is found. In light of the current market conditions, these initiatives are likely to favour debt reduction and capital returns, with management emphasis on maximising value from existing businesses.

Overall, for the 2004 financial year, Foster's expects normalised EPS growth will be similar to the year just completed.

HISTORICAL SUMMARY

$ million	1999	2000	2001	2002	**2003**
Total operating revenue	3,125.1	3,468.1	4,505.3	5,164.0	5,242.8
Profit					
EBITAS					
• Beer – Australian	386.3	397.8	426.2	446.2	474.8
• Beer – International	(11.3)	7.3	25.4	31.4	39.4
• Wine	132.9	155.6	348.4	442.4	428.8
• Leisure and hospitality	81.6	111.1	105.9	114.4	122.3
• Property and investments	45.5	29.6	25.3	27.7	28.6
• Corporate	(32.4)	(45.1)	(53.1)	(67.7)	(56.2)
Total EBITAS	602.6	656.3	878.1	994.4	1,037.7
EBITAS (continuing operations)	602.6	656.3	878.1	994.4	1,037.7
SGARA	–	13.1	25.7	44.2	(14.3)
EBITA (continuing operations)	602.6	669.4	903.8	1,038.6	1,023.4
EBITA (discontinued operations and significant items)	18.7	–	(30.3)	–	(151.6)
Net profit after tax (pre significant items)	364.8	427.8	490.7	560.9	568.1
Significant items (after tax and outside equity interests)	4.0	–	(25.5)	–	(105.2)
Net profit after tax (post significant items)	368.8	427.8	465.2	560.9	462.9
Average shares outstanding (million)	1,719.6	1,724.3	1,878.7	2,034.8	2,064.7
– fully diluted	1,732.5	1,733.2	1,988.5	2,176.4	2,206.1
Normalised Earnings per share (cents) [1]	21.9	24.9	27.0	28.2	30.4
Basic Earnings per share (cents)	21.1	24.4	24.7	27.4	22.3
Diluted Earnings per share (cents)	21.0	24.4	24.2	26.7	21.9
Cash Flow					
EBITDAS (continuing operations)	708.1	746.5	1,015.7	1,171.2	1,199.7
Operating cash flow	346.0	476.8	283.2	634.4	696.5
Asset sales and others	178.7	90.1	46.9	87.0	152.0
Capital expenditure	(195.9)	(209.8)	(322.9)	(285.0)	(309.8)
Investments	(490.7)	(264.1)	(2,323.1)	(129.8)	(200.7)
Dividend payments	(196.7)	(240.3)	(131.7)	(154.9)	(287.5)
Share buy-back/new issues	(58.6)	(104.6)	1,034.2	96.0	(39.3)
Outside equity interest	–	–	(0.4)	(3.3)	(2.6)
Net cash flow	(417.2)	(251.9)	(1,413.8)	244.4	8.6
Financial Strength					
Net debt (end period)	1,006.0	1,250.2	3,538.2	3,108.0	2,647.6
Total shareholders' equity	2,698.7	2,307.8	3,779.0	4,211.9	4,493.1
Book value per share ($)	1.5	1.3	1.9	2.0	2.1
Net tangible assets per share ($)	0.8	0.6	0.5	0.8	1.0
Net debt/equity (%) (end period)	37.3	54.2	93.6	73.8	58.9
EBITAS – Interest paid cover (times)					
– pre significant items	10.2	10.1	5.1	5.5	6.8
Operating cash flow/EBITDAS (continuing operations) (%)	48.9	63.9	27.9	54.2	58.1
Shareholder Returns					
Dividend (cents per share)	13.0	14.5	15.5	17.0	18.8
Dividend cover (times)	1.6	1.7	1.5	1.6	1.2
Franking (%)	100.0	100.0	100.0	100.0	100.0
Return on equity (%) [2]	13.7	18.8	13.1	13.5	10.4
Dividend yield (%) (average price)	3.1	3.3	3.3	3.5	4.1
Earnings yield (%) (average price) [3]	5.2	5.7	5.7	5.8	6.7
Share prices					
– year high	5.00	4.74	5.73	5.58	4.95
– year low	3.32	4.02	3.98	4.53	4.16
– close	4.26	4.70	5.48	4.72	4.21
– average	4.19	4.34	4.74	4.88	4.53

[1] Basic earnings adjusted for SGARA, significant items, deemed dividends on convertible bonds and amortisation, expressed in cents per share.
[2] Net profit before significant items as % of ordinary shareholders' funds
[3] Average share price as % of normalised earnings per share.

STATEMENTS OF FINANCIAL PERFORMANCE

For the year ended 30 June		FGL		Consolidated	
	Note	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Net sales revenue	2			4,731.5	4,572.0
Cost of sales				(2,386.9)	(2,299.0)
Gross profit				2,344.6	2,273.0
Other operating revenue	2, 4	471.7	403.6	365.2	451.9
Selling expenses				(567.4)	(562.5)
Marketing expenses				(313.5)	(300.8)
Distribution expenses				(121.8)	(100.2)
Administration expenses		(54.4)	(168.2)	(720.1)	(764.5)
Other expenses	4			(175.3)	(13.2)
Share of net profits of associates and joint ventures accounted for using the equity method				8.7	7.2
Earnings before interest and income tax		417.3	235.4	820.4	990.9
Interest revenue	2	130.7	127.4	146.1	140.1
Borrowing expenses	3	(29.8)	(26.7)	(299.3)	(322.5)
Net interest expense		100.9	100.7	(153.2)	(182.4)
Profit from ordinary activities before income tax		518.2	336.1	667.2	808.5
Income tax expense	5	(276.0)	(21.0)	(196.8)	(242.1)
Net profit		242.2	315.1	470.4	566.4
Net profit attributable to outside equity interest				(7.5)	(5.5)
Net profit attributable to members of Foster's Group Limited		242.2	315.1	462.9	560.9
Adjustment from change in accounting policy	1, 22	201.2	–	151.3	–
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	22			(36.3)	(81.5)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		201.2	–	115.0	(81.5)
Total changes in equity other than those resulting from transactions with owners as owners		443.4	315.1	577.9	479.4
Earnings per share (cents)	7				
Basic				22.3	27.4
Diluted				21.9	26.7

The statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

As at 30 June		FGL		Consolidated	
	Note	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Current assets					
Cash assets	9	0.1	–	357.6	277.4
Receivables	10	5,063.6	4,453.3	1,429.3	1,186.7
Inventories	11			1,159.3	1,114.7
Other current assets	17	2.3	0.4	55.1	62.4
Total current assets		5,066.0	4,453.7	3,001.3	2,641.2
Non-current assets					
Receivables	10	91.9	83.9	102.7	93.0
Inventories	11			571.8	564.0
Investments accounted for using the equity method	12			89.7	73.0
Other financial assets	13	682.9	682.9	1.9	2.4
Property, plant and equipment	14	23.9	16.9	2,771.8	2,908.8
Agricultural assets	15			328.5	357.7
Intangible assets	16			2,433.4	2,583.5
Deferred tax assets		105.2	5.1	247.7	226.0
Other non-current assets	17			40.1	61.4
Total non-current assets		903.9	788.8	6,587.6	6,869.8
Total assets		5,969.9	5,242.5	9,588.9	9,511.0
Current liabilities					
Payables	18	1,269.5	848.7	1,260.5	1,054.0
Interest bearing liabilities	19	632.8	596.8	770.9	237.1
Current tax liabilities		84.5	17.0	107.7	121.8
Provisions	20	4.3	200.9	131.7	284.0
Total current liabilities		1,991.1	1,663.4	2,270.8	1,696.9
Non-current liabilities					
Payables	18	91.9	–	183.8	111.7
Interest bearing liabilities	19			2,234.3	3,148.3
Deferred tax liabilities		159.7	–	326.3	283.7
Provisions	20	3.5	0.3	80.6	58.5
Total non-current liabilities		255.1	0.3	2,825.0	3,602.2
Total liabilities		2,246.2	1,663.7	5,095.8	5,299.1
Net assets		3,723.7	3,578.8	4,493.1	4,211.9
Equity					
Shareholders' interest					
Contributed equity	21	3,448.7	3,382.3	3,511.9	3,445.5
Reserves	22			18.3	12.1
Retained profits	22	275.0	196.5	910.7	704.8
Total parent entity interest		3,723.7	3,578.8	4,440.9	4,162.4
Outside equity interests in controlled entities	23			52.2	49.5
Total equity		3,723.7	3,578.8	4,493.1	4,211.9

The statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

For the year ended 30 June	Note	FGL 2003 $m	FGL 2002 $m	Consolidated 2003 $m	Consolidated 2002 $m
		Inflows/ (Outflows)	Inflows/ (Outflows)	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				7,150.0	6,617.1
Payments to suppliers, governments and employees		(47.7)	(54.1)	(6,039.7)	(5,721.5)
Dividends received		450.0	320.5		
Interest received				146.8	133.4
Borrowing costs				(303.6)	(293.4)
Income taxes paid		(156.8)	(24.9)	(257.0)	(101.2)
Net cash flows on behalf of controlled entities		(450.0)	(320.5)		
Net cash flows from operating activities	29	(204.5)	(79.0)	696.5	634.4
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	29			(87.6)	(101.8)
Payments to acquire outside equity interest in controlled entities	29			(9.3)	(0.3)
Payments for property, plant, equipment and agricultural assets		(11.6)	(2.1)	(309.8)	(285.0)
Payments for acquisition of investments/other assets	29			(103.8)	(27.7)
Net proceeds from repayment of loans		109.5	9.4	109.4	0.6
Proceeds from sale of property, plant and equipment		–	0.2	42.9	81.0
Proceeds from sale/deregistration of controlled entities		–	58.3		
Proceeds from sale of investments and other assets				–	5.4
Net cash flows on behalf of controlled entities		–	(58.3)		
Net cash flows from investing activities		97.9	7.5	(358.2)	(327.8)
Cash flows from financing activities					
Payments for shares bought back	21	(41.2)	–	(41.2)	–
Proceeds from issue of shares and exercise of options	21	1.9	96.0	1.9	96.0
Proceeds from borrowings	19			163.7	660.0
Repayment of borrowings	19			(86.7)	(1,163.6)
Distributions to outside equity interest				(2.6)	(3.3)
Dividends paid		(287.5)	(154.9)	(287.5)	(154.9)
Net cash flows on behalf of controlled entities		432.7	124.4		
Net cash flows from financing activities		105.9	65.5	(252.4)	(565.8)
Total cash flows from activities	19	(0.7)	(6.0)	85.9	(259.2)
Cash at the beginning of the year		(1.1)	4.9	271.4	534.5
Effects of exchange rate changes on foreign currency cash flows and cash balances				(19.7)	(3.9)
Cash at the end of the year	29	(1.8)	(1.1)	337.6	271.4

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

General

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of the Corporations Act 2001, Australian accounting standards and Urgent Issues Group Consensus Views.

The financial report has been prepared on the basis of historical cost, except for agricultural assets which are recognised at net market value. Unless stated otherwise in the 'Changes in Accounting Policies' section, the accounting policies adopted are consistent with those of the previous year.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group'), comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 34.

Changes in Accounting Policies

The following new or revised accounting standards have been adopted by the Group.

AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'

The new Australian accounting standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' is applicable to the Group for the first time effective 1 July 2002. This standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

Onerous contracts

Certain contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the wine business and certain sponsorship and distribution contracts in the Australian beer business.

The adoption of this new accounting standard requirement has resulted in an increase in consolidated provisions of $66.0 million (FGL nil), an increase in consolidated deferred tax assets of $24.8 million (FGL $6.1 million) and a decrease in consolidated opening retained earnings of $41.2 million (increase in FGL $6.0 million).

Dividends

A provision for dividends was previously recognised for the amount that was proposed or declared as a dividend after reporting date. In accordance with the requirements of the new accounting standard AASB 1044, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to reporting date.

The effect of the revised policy has been to increase consolidated retained earnings and decrease consolidated provisions at the beginning of the year by $194.5 million (FGL $194.5 million). In accordance with AASB 1044, no provision for dividend has been recognised for the year ended 30 June 2003.

AASB 1028 'Employee Benefits'

Revised accounting standard AASB 1028 'Employee Benefits' has resulted in a change in accounting policy for the measurement of employee entitlements liabilities. Previously the measurement of the provision for employee entitlements was based on current remuneration rates at the date of recognition of the liability. In accordance with the requirements of revised AASB 1028 the provision for employee entitlements is now measured based on the remuneration rates expected to be paid when the liability is settled. This change has resulted in an increase in consolidated employee entitlements provision of $2.9 million (FGL $0.3 million), an increase in consolidated deferred tax assets of $0.9 million (FGL $0.9 million) and a decrease in consolidated opening retained earnings $2.0 million (increase in FGL $0.6 million).

Revenue and Receivables

Amounts disclosed as operating revenue are net of sales discounts, duties and taxes. All receivables are regularly reviewed and doubtful debts are provided for where necessary. Revenue and receivables are recognised for the major business activities as follows:

Beer

Sales are recorded when the goods leave the warehouse. Credit terms for beer sales are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Leisure and hospitality

Sales are recorded when the customer receives the goods or services.

Wine

A trade sale is recorded when goods leave the warehouse for delivery to the customer. Trade customers are generally provided 30 days credit from the date of invoice.

Wine club sales are recorded when the goods are delivered to the customer. Credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank account.

Revenue from wine packaging services are recognised when goods are despatched to the customer. Bottling services are generally invoiced as the product is complete. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Cash

Cash consists of cash at bank, on hand and in transit, and on short-term deposit and investments in money market instruments, net of outstanding bank overdrafts.

Note 1 Summary of significant accounting policies (continued)

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising prime costs and an appropriate proportion of fixed and variable overhead expenses.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on the Group's sales projections for the ensuing year. Non-current wine stocks include the cost of production and capitalised interest.

Properties held for development and sale are carried at the lower of cost and net realisable value, as determined by Directors. Cost includes the cost of acquisition, development and holding costs such as rates and taxes. In assessing net realisable value, consideration is given to the future cash flows expected to derive from property projects.

Recoverable Amounts of Non-Current Assets

The carrying amounts of all non-current assets have been reviewed and, where appropriate, relevant assets have been written down to their recoverable amount (from future use and/or disposal as appropriate). In assessing recoverable amount, the Directors have elected not to take into account the effect of discounting expected net cash flows to their present value.

Investments

Associates

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of cost and recoverable amount. Under this method, the Group's share of post acquisition profits or losses of associates, where material, is recognised in the consolidated statements of financial performance and the share of movements in post acquisition reserves of associates is recognised in the Group's consolidated reserves. Associates are those entities over which the Group has significant influence, but not control.

Partnerships

Interests in partnerships are accounted for using equity accounting principles in the consolidated financial statements. The interest is carried at the lower of the equity carrying amount and recoverable amount. The equity carrying amount is cost plus the Company's share of the partnership's result less drawings. The Company's share of the partnership's result is included in profit for the year.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount.

Other

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the statements of financial performance when received.

Leasing

Leases classified as operating leases are not capitalised and lease rental payments are charged against profits as incurred. Where an asset is acquired by means of a finance lease, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis so as to write the asset off over the period of the lease or its estimated useful economic life. The liability in respect of capitalised leases is reduced by the principal component of each lease payment and the interest component is expensed.

Property, Plant and Equipment

Plant and equipment is depreciated by the Group so that the assets are written off over their estimated useful economic lives, using reducing balance or straight line methods as appropriate. Lease premiums and leasehold improvements are written off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as Projects in Progress at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, borrowing costs incurred during construction and an appropriate proportion of variable and fixed overhead.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5% – 40.0%

Intangible Assets

Brand names, patents and licences

Brand names, patents and licences are included in the financial statements at the lower of cost and recoverable amount. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The carrying value of these brands is reviewed each year to ensure that it is not in excess of recoverable amount. An independent valuation of the brand names was completed at 30 June 2003.

Expenditure incurred in developing, maintaining or enhancing brand names is written off against profit from ordinary activities in the year in which it is incurred.

The Directors believe that any depreciable amounts of the Group's brand names is negligible based on expected residual values compared with carrying values. Further, the Directors believe that the useful lives of the brands are of such duration that any amortisation charge on the brands would be immaterial.

Goodwill

Goodwill on acquisition is capitalised and amortised on a straight line basis over the lesser of the period of time during which the benefits are expected to arise and twenty years. The carrying value of each item of goodwill is reviewed annually.

Note 1 Summary of significant accounting policies (continued)

Mailing lists
Mailing lists in the wine business are included in the financial statements at the lower of cost and recoverable amount. An independent valuation of the mailing lists was completed at 30 June 2003. The carrying value of mailing lists are reviewed annually and amortised over twenty years.

Agricultural Assets
Agricultural assets comprise grape vines and olive trees. These assets are measured at net market value with any change in net market value during the period recognised in the statements of financial performance. Costs incurred in maintaining agricultural assets are recognised as expenses when incurred. The net market value of picked grapes and olives is recognised as revenue in the statements of financial performance in the period of harvest, in accordance with AASB 1037 'Self-Generating and Regenerating Assets (SGARA)'.

Acquisition of Assets
The purchase method of accounting is used for all acquisitions on assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.

Interest Bearing Liabilities
Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date. As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to the relevant hedge contract counterparty arises, and has been included in 'receivables' or 'payables' and 'interest bearing liabilities' in the statements of financial position, as applicable.

Borrowing costs
Borrowing costs are recognised as expenses in the period in which they are incurred except where they are included in the cost of qualifying assets. Borrowing costs include interest expense, amortisation and discounts, premiums, and other ancillary costs incurred in connection with the arrangements of borrowings.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average of borrowing costs that could have been avoided if the expenditure on qualifying assets had not been undertaken, in this case 4.3% (2002 6.0%).

Payables
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade payables are normally settled within 60 days.

Employee Benefits

Wages, salaries, annual leave and non-monetary benefits
Liabilities for employees' entitlements to wages and salaries, annual leave, termination benefits, bonuses and other current employee entitlements are accrued at undiscounted amounts, calculated at rates expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Employee share and option plans
Shares issued to employees under the Long Term Incentive Plan are recognised at nil cost.

Shares issued on the exercise of options previously issued to employees as remuneration for past services are recognised at the fair value of consideration received.

Superannuation plan
Contributions to defined benefit superannuation plans are recognised as an expense as the obligation arises.

Provisions
Provisions are recognised when a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities arise as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends
A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring
Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition, where the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Note 1 Summary of significant accounting policies (continued)

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Derivative Financial Instruments

The Group utilises derivative financial instruments, solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency exposures are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Refer to note 31 for further discussion on specific use of derivative financial instruments.

Other Financial Instruments

Where the financial instruments are redeemable but either the holder or the Company has an option to convert them into ordinary shares of the Company, they are classified as compound instruments. The liability component is measured as the present value of the principal and interest obligations, discounted at the prevailing market rate for a similar liability that does not have an equity component. The residual of the net proceeds received on issuing the instrument is classified as equity.

Interest on compound instruments is determined based on the liability component and includes the actual interest paid to holders. The liability accretes over the life of the instruments to the original face value if they are not previously converted. There are no dividends associated with the equity component.

Foreign Currencies

All figures in the accompanying financial statements and notes are expressed in Australian currency unless specifically identified as being otherwise.

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction.

Foreign currency balances arising from those transactions are translated at the exchange rates at reporting date.

Gains and losses resulting from trading transactions are included in the determination of the profit or loss for the year.

Financial statements of foreign controlled entities have been converted to Australian currency at reporting date using the current rate method. Gains and losses arising from conversion of financial statements of foreign controlled entities using this method on consolidation and on inter-entity accounts with foreign controlled entities and on hedges of investments in foreign controlled entities are taken directly to the foreign currency translation reserve.

Where anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as originally designated, the gains and losses that arise on the hedge prior to the redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is no longer expected to occur as originally designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statements of financial performance at the date of the redesignation.

Income Tax

The Group uses the liability method of tax effect accounting. No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 1 Summary of significant accounting policies (continued)

Restatement of results for changes in accounting policies

The relevant notes to the financial report outlined below have been prepared to show the information that would have been disclosed had the new accounting policies referred to in 'Changes in Accounting Policies' always been applied. The restatement of employee entitlements in accordance with AASB 1028 'Employee Benefits' and onerous contracts in accordance with AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' would not have resulted in a material change to the statements of financial performance in the prior year.

For the year ended 30 June	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
	(restated)	(restated)	**(restated)**	(restated)
Restatement of retained profits				
Reported retained profits at the end of the previous year	275.0	196.5	910.7	704.8
Increase/(decrease) in retained profits due to changes in accounting policies on adoption of:				
– AASB 1044 *'Provisions, Contingent Liabilities and Contingent Assets'*				
– dividends	–	194.5	–	194.5
– onerous contracts	–	6.1	–	(41.2)
– AASB 1028 'Employee Benefits'	–	0.6	–	(2.0)
	–	201.2	–	151.3
Restated retained profits at the end of the year	275.0	397.7	910.7	856.1
Restatement of deferred tax assets				
Balance at end of year – as previously reported	105.2	5.1	247.7	226.0
Effect of change in accounting policy	–	6.9	–	25.7
Restated balance at end of year	105.2	12.0	247.7	251.7
Restatement of provision for dividends				
Balance at end of year – as previously reported	–	194.5	–	194.5
Effect of change in accounting policy	–	(194.5)	–	(194.5)
Restated balance at end of year	–	–	–	–
Restatement of current provision for employee entitlements				
Balance at end of year – as previously reported	4.3	5.4	72.8	57.4
Effect of change in accounting policy	–	0.3	–	2.9
Restated balance at end of year	4.3	5.7	72.8	60.3
Restatement of current other provisions				
Balance at end of year – as previously reported	–	1.0	58.9	32.1
Effect of change in accounting policy	–	–	–	58.2
Restated balance at end of year	–	1.0	58.9	90.3
Restatement of non-current other provisions				
Balance at end of year – as previously reported			16.3	16.8
Effect of change in accounting policy			–	7.8
Restated balance at end of year			16.3	24.6

Note 2 Operating Revenue

For the year ended 30 June	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Net sales revenue				
net beer sales (excluding royalties)			2,747.2	2,600.8
net wine sales			1,953.9	1,933.8
royalties			40.9	39.8
			4,742.0	4,574.4
inter segment sales			(10.5)	(2.4)
Net sales revenue			4,731.5	4,572.0
Other operating revenue				
dividends	450.0	320.5		
property			198.6	128.8
rent			6.1	18.1
sale of assets			42.9	86.4
proceeds on deregistration of controlled entities	–	58.5		
SGARA			51.3	124.2
non-beverage income	21.7	24.6	66.3	94.4
Other operating revenue	471.7	403.6	365.2	451.9
	471.7	403.6	5,096.7	5,023.9
interest revenue	130.7	127.4	146.1	140.1
Total operating revenue	602.4	531.0	5,242.8	5,164.0

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, spirits and wine is after deducting excise and other duties and taxes of $2,060.2 million (2002 $1,882.3 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders, soft drinks and revenue from the Leisure and Hospitality business. Non-beverage income mainly includes hop extract sales, bio-resources, vending machine income and wine club membership fees.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Note 3 Profit from ordinary activities

Profit from ordinary activities before income tax has been arrived at after (charging) and crediting:

For the year ended 30 June	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
interest received from				
– controlled entities	130.7	127.4		
– other persons			146.1	140.1
	130.7	127.4	146.1	140.1
interest costs				
– controlled entities	(29.8)	(26.7)		
– other persons			(301.1)	(331.5)
	(29.8)	(26.7)	(301.1)	(331.5)
interest capitalised on qualifying assets			17.1	19.5
amortisation of interest capitalised on qualifying assets			(15.3)	(10.5)
	(29.8)	(26.7)	(299.3)	(322.5)
net interest (expense)/income	100.9	100.7	(153.2)	(182.4)

Note 3 Profit from ordinary activities (continued)

For the year ended 30 June	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
depreciation of				
– freehold buildings and improvements			(19.4)	(19.9)
– leasehold buildings and improvements	(1.3)	(1.3)	(6.9)	(5.9)
– plant and equipment	(3.2)	(1.6)	(135.7)	(151.0)
	(4.5)	(2.9)	(162.0)	(176.8)
amortisation of				
– goodwill			(47.2)	(42.9)
– other intangibles			(4.2)	(4.8)
			(51.4)	(47.7)
amounts to provisions for				
– doubtful debts – trade debtors			(1.9)	(2.2)
– employee entitlements	(0.7)	(1.1)	(66.8)	(30.0)
– other	–	5.0	(10.8)	11.4
write-down in value of inventories			(2.6)	(23.9)
reversal of previous inventory write-downs			1.3	2.1
bad debts written off trade debtors			(3.7)	(5.3)
rental expense relating to operating leases	(0.9)	(0.4)	(81.8)	(94.6)
defined benefit superannuation expense	(1.4)	–	(7.6)	(4.0)
recoverable amount write-down				
– property, plant and equipment			(83.4)	–
– prepayments			(15.4)	–
net profit on disposal of				
– property, plant and equipment			9.6	5.2
– investments			–	0.3
foreign exchange gains, net of losses	(1.1)	–	4.5	5.9
dividends received from				
– controlled entities	450.0	320.5		

Note 4 Significant items

Individually significant items included in profit from ordinary activities before income tax:

	2003 $m	2002 $m
(tax effect nil unless otherwise stated)		
Carlton operational review		
– write down of property, plant and equipment (tax benefit applicable $25.0 million)	(83.4)	–
– redundancy provision (tax benefit applicable $13.4 million)	(44.5)	–
– other provisions (tax benefit applicable $0.1 million)	(11.1)	–
– other costs (tax benefit applicable $2.7 million)	(9.1)	–
– write-down of inventory (tax benefit applicable $0.6 million)	(1.9)	–
	(150.0)	–
Carlton write-down of prepaid sponsorships (tax benefit applicable $4.6 million)	(15.4)	–
Lensworth profit on disposal of UK properties (other operating revenue from property sales $17.1 million less other expenses $3.3 million)	13.8	–
Total significant items	(151.6)	–

Significant item expenditure has been disclosed in 'other expenses' in the statements of financial performance.

Note 5 Income tax

The amount of income tax attributable to operating profit as shown in the statements of financial performance differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from ordinary activities:

For the year ended 30 June	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
prima facie income tax expense attributable to profit from ordinary activities (FGL: attributable to profit of the tax consolidated Group for 2003) calculated at the rate of 30% (2002 30%)	260.0	100.8	200.2	242.5
tax effect of				
– non-recognition of future income tax benefits			9.2	17.4
– previously unbooked future income tax benefit realised	(5.1)	–	(5.1)	(2.9)
– depreciation and amortisation not allowable	4.0	–	18.2	15.5
– rebateable dividends	–	(96.2)		
– non-taxable income and profits (net of non-deductible expenditure and losses)	3.9	16.2	3.2	(6.7)
– utilisation of available losses	(9.5)	–	(26.2)	(29.9)
– other	21.9	–	2.4	(13.0)
– foreign tax rate differential			2.8	1.1
– under/(over) provisions in previous years	0.8	0.2	(7.9)	18.1
income tax expense per statements of financial performance	276.0	21.0	196.8	242.1

Future Income Tax Benefit

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These benefits amount to $277.0 million (2002 $280.0 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by income tax law; and
- changes in income tax legislation do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated Group for income tax purposes, effective on and from 1 July 2002 with each of its wholly-owned Australian resident subsidiaries. FGL, as the head entity, has recognised all tax assets and liabilities relating to the consolidated Group.

The members of the Group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the Group in the event of default by the head entity or upon leaving the Group. At 30 June 2003, the possibility of default by the head entity was remote.

Foster's Group Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The effect of forming a consolidated Group for income tax purposes is a restatement of deferred tax balances, which results in an increase in tax expense of $20.2 million.

The FGL tax expense of $276.0 million is $79.2 million higher than consolidated tax expense of $196.8 million mainly due to tax expense arising on hedge transactions undertaken by the Australian Treasury entity which remain in FGL's tax expense, but in the consolidated entity are transferred to exchange fluctuation reserve (refer note 22).

Note 6 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
2003					
Industry segments					
Australian Beer	1,850.7	332.1	128.7	55.8	9.5
International Beer	222.9	40.9	7.0	9.2	2.3
Leisure and hospitality	780.8	49.1	95.3	32.4	9.3
Wine	4,851.3	315.1	169.3	103.0	3.8
Property	299.1	120.8	10.5	0.8	–
Corporate	978.8	798.6	11.7	12.2	0.7
	8,983.6	1,656.6	422.5	213.4	25.6
Unallocated					
Cash/interest bearing liabilities	357.6	3,005.2			
Deferred tax assets/tax provisions	247.7	434.0			
	9,588.9	5,095.8			
2002					
Industry segments					
Australian Beer	1,899.4	237.8	90.2	73.3	13.9
International Beer	238.7	45.5	11.9	8.7	2.1
Leisure and hospitality	734.4	61.8	43.2	33.5	9.0
Wine	5,150.8	313.5	229.9	104.8	37.4
Property	210.7	126.3	0.7	0.6	–
Corporate	773.6	723.3	2.1	3.6	1.1
	9,007.6	1,508.2	378.0	224.5	63.5
Unallocated					
Cash/interest bearing liabilities	277.4	3,385.4			
Deferred tax assets/tax provisions	226.0	405.5			
	9,511.0	5,299.1			

Note 6 Segment Results (continued)

	Total operating revenue $m	Intersegment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2003						
Industry segments						
Australian Beer	1,806.6	(96.5)	1,710.1	469.9	(165.4)	304.5
International Beer	217.5		217.5	38.6		38.6
Leisure and hospitality	937.0		937.0	120.2		120.2
Wine	2,038.1	(10.5)	2,027.6	371.1		371.1
Property	201.0		201.0	28.4	13.8	42.2
Corporate	3.5		3.5	(56.2)		(56.2)
	5,203.7	(107.0)	5,096.7	972.0	(151.6)	820.4
Unallocated						
Interest revenue			146.1			
Net interest expense						(153.2)
			5,242.8			667.2
2002						
Industry segments						
Australian Beer	1,697.6	(97.5)	1,600.1	442.4	–	442.4
International Beer	227.2		227.2	31.4		31.4
Leisure and hospitality	935.3		935.3	113.0		113.0
Wine	2,080.4	(2.4)	2,078.0	444.3		444.3
Property	173.8		173.8	27.5	–	27.5
Corporate	9.5		9.5	(67.7)		(67.7)
	5,123.8	(99.9)	5,023.9	990.9	–	990.9
Unallocated						
Interest revenue			140.1			
Net interest expense						(182.4)
			5,164.0			808.5

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis.

The Spirits industry segment which was separately disclosed in the 2002 financial report has now been included as part of the Australian Beer industry segment.

Following the change in accounting policy, the 2003 total liabilities for the Corporate industry segment excludes a provision for dividends. The 2002 total liabilities for the Corporate industry segment includes a provision for dividends of $194.5 million.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $8.7 million (2002 $7.2 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $89.7 million (2002 $73.0 million).

Note 6 Segment Results (continued)

	Total assets $m	Acquisition of property plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
2003			
Geographical segment			
Australia	5,116.4	310.1	3,119.7
Asia and Pacific	218.8	14.9	239.3
Europe	468.6	16.1	570.1
Americas	3,179.8	81.4	1,167.6
	8,983.6	422.5	5,096.7
Unallocated			
Cash	357.6		
Deferred tax assets	247.7		
Interest revenue			146.1
	9,588.9		5,242.8
2002			
Geographical segments			
Australia	4,524.7	210.6	3,118.1
Asia and Pacific	233.1	19.7	252.9
Europe	488.0	11.4	299.5
Americas	3,761.8	136.3	1,353.4
	9,007.6	378.0	5,023.9
Unallocated			
Cash	277.4		
Deferred tax assets	226.0		
Interest revenue			140.1
	9,511.0		5,164.0

Note 7 Earnings per share

	Consolidated	
	2003	2002
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	22.3	27.4
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,064,656	2,034,795
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	21.9	26.7
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,206,052	2,176,432

Comparatives have been restated to reflect the impact of bonus elements of shares.

Note 7 Earnings per share (continued)

	Consolidated	
	2003	2002
	$m	$m
Earnings reconciliation		
Net profit	470.4	566.4
Net profit attributable to outside equity interest	(7.5)	(5.5)
Deemed dividends on US$400m exchangeable bonds	(2.9)	(3.3)
Earnings used to calculate basic earnings per share	460.0	557.6
Interest savings on exchangeable bonds	23.6	26.4
Earnings used to calculate diluted earnings per share	483.6	584.0

Note 8 Dividends

	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Interim dividend of 8.25 cents per ordinary share paid 2 April 2003 (2002 7.5 cents per ordinary share paid 22 March 2002)	170.4	153.0	170.4	153.0
Final dividend of 10.5 cents per ordinary share proposed by Directors to be paid 1 October 2003 (2002 9.5 cents per ordinary share paid 1 October 2002)	217.6	194.5	217.6	194.5
	388.0	347.5	388.0	347.5
The amount of dividends that have been or will be franked.	388.0	347.5	388.0	347.5
The amount of franked dividends paid varies to consolidated dividends distributed from retained earnings (refer note 22) due to the $2.9 million (2002 $3.3 million) disclosure of the equity component of the interest cost on the exchangeable bonds.				
All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2003.				
The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.				
Amount of franking credits available for the subsequent year.	324.7	152.0	324.7	152.0
The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.				
On 1 July 2002, the new simplified imputation regime was introduced in Australia. As a consequence, franking accounts must now be expressed in terms of dollars paid. The amounts of franking credits available existing at 30 June 2002 has been remeasured under this basis and restated from $354.7 million (as reported in the 2002 annual report) to $152.0 million. The change in basis of measurement does not change the underlying value of franking credits available to shareholders from the dividend franking account.				

Note 9 Cash Assets

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
at bank, on hand and in transit	0.1	–	152.6	222.2
on deposit			205.0	55.2
	0.1	–	357.6	277.4

The cash on deposit for the consolidated entity is bearing floating interest rates between 0.6% and 5.8% (2002 0.6% and 4.8%).

Note 10 Receivables

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Current				
trade debtors			590.8	592.1
provision for doubtful debts			(16.2)	(16.9)
other debtors [1, 2]	6.9	1.5	848.5	608.4
provision for doubtful debts	(1.5)	(1.5)	(2.1)	(2.1)
loans to Directors of controlled entities	–	0.1	–	0.1
loans to other persons	0.2	0.2	1.0	0.9
provision for doubtful debts	(0.2)	(0.2)	(0.2)	(0.2)
employee share plan loans [2]	7.5	4.4	7.5	4.4
amounts due from controlled entities	5,523.3	4,921.4		
provision for doubtful debts	(472.6)	(472.6)		
	5,063.6	4,453.3	1,429.3	1,186.7
Non-current				
trade debtors			6.4	6.9
provision for doubtful debts			(5.8)	(6.5)
other debtors [2]	91.9	–	98.4	4.9
loans to Directors of controlled entities	–	1.0	0.1	1.1
loans to other persons			3.6	3.7
employee share plan loans [2]	–	82.9	–	82.9
	91.9	83.9	102.7	93.0

Loans to other persons are non-interest bearing.

[1] Current other debtors mainly comprise unrealised foreign exchange gains of the Treasury division of $779.6 million, which are largely offset by a similar amount for unrealised exchange losses recognised in current accounts payable.

[2] On 26 June 2003 employee share plan loans made under the Foster's Employee Share and Option Plan amounting to $97.3 million were repaid to Foster's Group Limited, using funds arranged with an external financier. The external financier has agreed to provide funding to employees on the same basis as the previous loan to employees on the basis that Foster's Group Limited will pay all fees attributable to the loan on behalf of current employees and support the obligations of employees under the terms of the Plan. Foster's Group Limited has applied the funds received to reduce net borrowings and has recognised a receivable and payable in respect of its undertakings.

Note 11 Inventories

	Consolidated	
	2003	2002
	$m	$m
Current		
finished goods at cost	521.9	537.3
raw materials and stores at cost	90.0	61.5
work in progress at cost	475.4	463.0
	1,087.3	1,061.8
properties held for development and sale at net realisable value		
– cost of acquisition	23.6	29.2
– development costs	48.4	23.2
– rates, taxes and interest	–	0.5
	72.0	52.9
	1,159.3	1,114.7
Non-current		
work in progress at cost	368.4	421.6
properties held for development and sale at net realisable value		
– cost of acquisition	118.4	50.5
– development costs	85.0	91.9
	571.8	564.0
Total inventories	1,731.1	1,678.7

Note 12 Investments accounted for using the equity method

Investments in associates and joint venture partnerships	89.7	73.0

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Name of entity	Reporting date	Ownership interest 2003 %	Ownership interest 2002 %
Croydon Hotels Pty. Ltd	30 June	50.0	50.0
Fiddlesticks LLC	31 Dec	50.0	50.0
Foster's Europe Pty. Ltd.[1]	30 June	66.7	66.7
Foster's USA, LLC	31 March	49.9	49.9
Judd Road Vineyards Limited	30 June	50.0	50.0
International Trade and Supply Limited	31 Dec	39.9	–
North Coast Bottling Company	30 June	50.0	50.0
Oak Vale Vineyard Limited	"	50.0	50.0
Phoenix Inns Management Limited	"	–	50.0
Spring Inns Management Limited	"	–	50.0

[1] Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Breweries Limited receives royalty income under an agreement with the Foster's European partnership.

The carrying values of material investments are:

- Foster's USA LLC $59.8 million (2002 $71.1 million); and
- International Trade and Supply Limited $28.8 million.

Note 12 Investments accounted for using the equity method (continued)

	Consolidated	
	2003	2002
	$m	$m
Equity accounted share of results		
– net profit before income tax	14.2	9.7
– amortisation of notional goodwill	(0.5)	–
– income tax expense attributable to net profit	(5.0)	(2.5)
– net profits after income tax	8.7	7.2
Retained profits attributable to equity accounted investments		
– balance at the beginning of the financial year	38.1	34.6
– distributions received	(8.4)	(3.7)
– balance at the end of the financial year	38.4	38.1
Carrying amount of equity accounted investments		
– balance at the beginning of the financial year	73.0	77.7
– additions	29.9	–
– share of net profit	8.7	7.2
– dividends received	(8.4)	(3.7)
– foreign exchange	(13.5)	(8.2)
	89.7	73.0
Share of assets and liabilities		
– current assets	10.0	8.5
– non-current assets	45.4	41.9
Total assets	55.4	50.4
– current liabilities	(8.1)	(6.4)
– non-current liabilities	(8.9)	(4.1)
Total liabilities	(17.0)	(10.5)
– net assets	38.4	39.9
Goodwill (net of amortisation)/other	51.3	33.1
	89.7	73.0

The equity accounted share of results, assets and liabilities are based on unaudited management results at 30 June.

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 13 Other financial assets

	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Controlled entities				
unquoted shares				
– at cost	682.9	682.9		
Other				
quoted shares at cost			5.1	5.1
provision for diminution			(5.1)	(5.1)
unquoted shares at cost			2.0	2.5
provision for diminution			(0.1)	(0.1)
	682.9	682.9	1.9	2.4
quoted shares at market value			1.2	1.3

Note 14 Property, plant and equipment

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Land				
at cost			612.7	663.7
Freehold buildings and improvements				
at cost			1,116.5	1,115.0
accumulated depreciation			(156.6)	(142.4)
Leasehold buildings and improvements				
at cost	13.9	13.8	105.6	96.4
accumulated depreciation	(7.0)	(5.7)	(34.9)	(30.0)
Plant and equipment				
at cost	22.9	18.6	2,042.4	2,103.7
accumulated depreciation	(10.5)	(10.4)	(1,030.0)	(1,037.6)
projects in progress at cost	4.6	0.6	116.1	140.0
	23.9	16.9	2,771.8	2,908.8

Valuation of land and buildings

The cost of consolidated land and buildings at 30 June 2003 was $1,643.3 million (2002 $1,702.7 million) and for FGL $6.9 million (2002 $8.1 million).

The most recent valuation of land and buildings was completed at 30 June 2002, with reference to independent valuations. Land and buildings were valued at $2,181.9 million (FGL $50.0 million) on an existing use basis.

As land and buildings are recorded at cost the valuation has not been brought to account.

Land and buildings include the written down value of Kent Brewery, Sydney, scheduled for closure in February 2005.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Consolidated								
carrying amount at start of year	663.7	717.7	972.6	991.1	66.4	52.3	1,206.1	1,222.9
additions	2.9	2.3	50.5	53.3	11.1	7.1	223.7	214.2
acquisitions	9.1	0.6	8.8	2.0	2.2	0.9	4.6	11.4
disposals	(7.7)	(17.4)	(12.2)	(24.4)	(0.6)	(1.6)	(12.9)	(32.4)
recoverable amount write-downs			(0.5)	–			(82.9)	–
depreciation expense			(19.4)	(19.9)	(6.9)	(5.9)	(135.7)	(151.0)
transfers	–	(0.9)	1.3	(2.3)	3.9	17.1	(13.0)	(35.0)
foreign currency exchange	(55.3)	(40.4)	(41.2)	(27.2)	(5.4)	(3.5)	(61.4)	(24.0)
carrying amount at end of year	612.7	663.7	959.9	972.6	70.7	66.4	1,128.5	1,206.1

Note 14 Property, plant and equipment (continued)

Reconciliations (continued)

	Leasehold buildings		Plant and equipment	
	2003 $m	2002 $m	**2003 $m**	2002 $m
FGL				
carrying amount at start of year	8.1	6.8	8.8	11.0
additions	0.1	2.1	11.5	–
disposals			(0.1)	(0.1)
depreciation/amortisation expense	(1.3)	(1.3)	(3.2)	(1.6)
transfers	–	0.5	–	(0.5)
carrying amount at end of year	6.9	8.1	17.0	8.8

Note 15 Agricultural assets

	Consolidated	
	2003 $m	2002 $m
	328.5	357.7

Agricultural assets comprise grape vines and olive groves. Beringer Blass has over 7,600 hectares (2002 7,800 hectares) of land under vine, located throughout major wine producing regions around the world. These areas include Australia (Coonawarra, Barossa Valley, Clare Valley, Hunter Valley, McLaren Vale and Yarra Valley), North America (mainly the Napa Valley and Sonoma County), Italy and New Zealand. Of the total land area under vine, over 1,500 hectares (2002 1,160 hectares) is under lease agreements. Beringer Blass also has around 10 hectares (2002 10 hectares) of olive groves in Italy and New Zealand.

The net market value of grape vines has been determined as the difference between the net present value of cash flows expected to be generated by the vines associated with the vineyards and the net market value of the land on which the vines are growing. In determining the net market value the Directors have made certain assumptions regarding the market price of vintage 2003 grapes and the growth and quality of grapes on the vines as at reporting date.

The measurement basis for vines and grapes as prescribed by AASB 1037 'Self-Generating and Regenerating Assets' has resulted in a loss before tax of $14.3 million (2002 profit before tax of $44.2 million), representing the difference between the current period net market increment in grapes and vines less vineyard operating expenses and the amortisation of prior period grape valuation increments.

Note 16 Intangible Assets

	Consolidated	
	2003 $m	2002 $m
brand names, mailing lists, patents and licences		
at cost	1,775.0	1,886.8
accumulated amortisation	(21.3)	(17.3)
	1,753.7	1,869.5
goodwill at cost	849.2	844.9
accumulated amortisation	(169.5)	(130.9)
	679.7	714.0
	2,433.4	2,583.5

Note 17 Other assets

	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Current				
deferred expenses	1.8	–	13.8	10.6
prepayments	0.5	0.4	41.3	51.8
	2.3	0.4	55.1	62.4
Non-current				
deferred expenses			9.7	14.9
prepayments			30.4	46.5
			40.1	61.4

Note 18 Payables

	FGL 2003 $m	FGL 2002 $m	Consolidated 2003 $m	Consolidated 2002 $m
Current				
trade creditors	0.6	0.1	255.1	256.6
other creditors [1]	23.2	16.0	1,005.4	797.4
amounts due to controlled entities	1,245.7	832.6		
	1,269.5	848.7	1,260.5	1,054.0
Non-current				
other creditors	91.9	–	183.8	111.7

[1] Other creditors include unrealised foreign exchange losses of the Treasury division which are largely offset by unrealised exchange gains recognised in current receivables.

Note 19 Interest bearing liabilities

	FGL		Consolidated	
	2003 **$m**	2002 $m	**2003** **$m**	2002 $m
Current				
secured				
– bank loans			0.5	0.8
unsecured				
– bank overdrafts	1.9	1.1	20.0	6.0
– bank loans			59.1	229.8
– other			96.4	0.5
– exchangeable bonds			594.9	–
amounts due to controlled entities	630.9	595.7		
	632.8	596.8	770.9	237.1
Non-current				
secured				
– bank loans			2.7	3.3
unsecured				
– bank loans			265.1	240.2
– other			1,966.5	2,266.0
– exchangeable bonds			–	638.8
			2,234.3	3,148.3
Total net borrowings (including lease liabilities) consist of:				
current	1.9	1.1	770.9	237.1
non-current			2,234.3	3,148.3
Total gross borrowings	1.9	1.1	3,005.2	3,385.4
Less – cash (note 9)	(0.1)	–	(357.6)	(277.4)
Total net borrowings	1.8	1.1	2,647.6	3,108.0
Reconciliation of net borrowings				
net borrowings at the beginning of the year	1.1	(4.9)	3,108.0	3,538.2
proceeds from borrowings			163.7	660.0
repayment of borrowings			(86.7)	(1,163.6)
total cash outflows/(inflows) from activities	0.7	6.0	(85.9)	259.2
debt acquired on consolidation of controlled entities			1.2	12.7
effect of exchange rate changes on foreign currency borrowings			(452.7)	(198.5)
net borrowings at the end of the year	1.8	1.1	2,647.6	3,108.0

Note 19 Interest bearing liabilities (continued)

Secured bank loans totalling $3.2 million (2002 $4.1 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rates range between 5.3% – 9.0% (2002 5.5% – 9.2%). Bank loans and other loans have interest rates ranging between 2.5% – 11.6% (2002 3.7% – 11.8%).

Exchangeable bonds

Foster's Finance Corp., a wholly-owned US controlled entity, issued US$400.0 million 4.75% exchangeable bonds in October 2000. The bonds are redeemable on 5 October 2003 at their principal amount plus accrued interest, unless previously redeemed or the holders of the bonds exchange the bonds for ordinary shares in Foster's Group Limited by 29 September 2003, the last date for exchange. The number of ordinary shares to be issued for each bond shall be determined by dividing the principal amount of the bond by the relevant exchange price.

The initial exchange price is A$5.00 per ordinary share, converted into US dollars at the fixed exchange rate of US$0.56985 = A$1.

The exchangeable bonds are classified as a compound instrument. The equity component of the exchangeable bonds of $63.2 million (US$36.0 million) recognised on initial recognition has been calculated at 9% of the face value of the financial instrument and disclosed in the statements of financial position as share capital.

The liability component recognised on initial recognition of $638.8 million (US$364.0 million) accretes over the life of the instruments to the original face value, if not previously converted. The accreted liability component recognised as at 30 June 2003 was US$396.6 million (2002 US$383.9 million).

Note 20 Provisions

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Current				
dividends	–	194.5	–	194.5
employee entitlements	4.3	5.4	72.8	57.4
other	–	1.0	58.9	32.1
	4.3	200.9	131.7	284.0
Non-current				
employee entitlements	3.5	0.3	64.3	41.7
other			16.3	16.8
	3.5	0.3	80.6	58.5

Note 20 Provisions (continued)

	Onerous Contracts $m	Restructuring $m	Warranties $m	Dividends $m	Other $m	Total $m
Consolidated						
Current						
carrying amount at start of year	–	8.3	5.7	194.5	18.1	226.6
accounting policy change	58.2	–	–	(194.5)	–	(136.3)
charged/(credited) to profit and loss	–	2.7	–	–	0.1	2.8
acquisitions	–	0.7	–	–	–	0.7
payments	(2.1)	(4.0)	(2.1)	–	(0.1)	(8.3)
applied/reclassified	(2.7)	3.7	(1.4)	–	(18.1)	(18.5)
foreign exchange	(6.9)	(1.2)	–	–	–	(8.1)
carrying amount at end of year	46.5	10.2	2.2	–	–	58.9
Non-current						
carrying amount at start of year	–	10.6	–	–	6.2	16.8
accounting policy change	7.8	–	–	–	–	7.8
charged/(credited) to profit and loss	–	8.0	–	–	–	8.0
acquisitions	–	–	–	–	–	–
payments	–	–	–	–	–	–
applied/reclassified	–	(10.1)	–	–	(6.2)	(16.3)
foreign exchange	–	–	–	–	–	–
carrying amount at end of year	7.8	8.5	–	–	–	16.3
FGL						
Current						
carrying amount at start of year			1.0	194.5		195.5
accounting policy change			–	(194.5)		(194.5)
applied/reclassification			(1.0)	–		(1.0)
carrying amount at end of year			–	–		–

Restructuring provision includes costs associated with the closure of Kent Brewery, Sydney. This site is scheduled for closure in February 2005. Amounts provided for redundancy costs have been disclosed in the employee entitlements provision.

Note 21 Contributed equity

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Paid up capital				
ordinary fully paid shares	3,448.7	3,382.3	3,511.9	3,445.5
Movements in shares on issue				
Opening balance				
– ordinary fully paid shares	3,382.3	3,087.9	3,445.5	3,151.1
– partly paid employee shares	–	–	–	–
	3,382.3	3,087.9	3,445.5	3,151.1
8,333,043 (2002: 7,520,272) ordinary fully paid shares issued to employees				
– 53,179 @ $4.22	0.2	–	0.2	–
– 51,737 @ $4.12 (2002: 40,509 @ $4.44)	0.2	0.2	0.2	0.2
– 8,134,700 @ $4.10 (2002: 7,375,600 @ $4.36)	33.2	32.2	33.2	32.2
– 47,517 @ $4.05 (2002: 51,107 @ $4.33)	0.2	0.2	0.2	0.2
– 45,910 @ $3.89 (2002: 53,056 @ $4.15)	0.2	0.2	0.2	0.2
Options exercised				
– 400,000 @ $ 2.73	1.1	–	1.1	–
Dividend reinvestment plan				
– 8,703,757 @ $4.91 (2002: 17,126,342 @ $4.87)	42.7	83.4	42.7	83.4
– 7,145,823 @ $4.18 (2002: 18,561,074 @ $4.42)	29.8	82.0	29.8	82.0
2002 employee share calls on 256,560 partly paid shares	–	1.3	–	1.3
9,000,000 on-market share buy-back @ $4.50 – $4.60 per share	(41.2)	–	(41.2)	–
Nil (2002 shares issued: 18,147,860 @ $5.25)	–	95.3	–	95.3
Nil (2002 equity raising costs associated with share issue)	–	(0.4)	–	(0.4)
Closing balance				
– ordinary fully paid shares	3,448.7	3,382.3	3,511.9	3,445.5
– partly paid employee shares	–	–	–	–
	3,448.7	3,382.3	3,511.9	3,445.5

The difference in value between FGL's and consolidated shares on issue of $63.2 million is due to the accounting recognition of the value of the conversion rights on the exchangeable bonds.

Note 21 Contributed equity (continued)

	FGL	
	2003 shares m	2002 shares m
opening balance		
– ordinary fully paid shares	2,056.3	1,993.4
– partly paid employee shares	1.0	1.3
	2,057.3	1,994.7
8,333,043 (2002 7,520,272) employee shares issued	8.3	7.5
Dividend reinvestment plan		
– Oct 2002 8,703,757 (Sept 2002 17,126,342)	8.7	17.1
– April 2003 7,145,823 (March 2002 18,561,074)	7.2	18.6
Share buy-back – July 2002 9,000,000	(9.0)	–
Nil, Equity raising – Aug 2001 18,147,860	–	18.1
718,080 (2002 1,317,960) shares issued pursuant to the Foster's Long Term Incentive Plan	0.7	1.3
Options exercised over 400,000 ordinary fully paid shares	0.4	–
Closing balance		
– ordinary fully paid shares	2,072.6	2,056.3
– partly paid employee shares	1.0	1.0
	2,073.6	2,057.3

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares
A total of 998,310 (2002 998,310) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days.

No partly paid employee shares have been issued since 1987.

Employee share scheme
Information relating to the employee share scheme, including details of shares issued under the Plan, are set out in note 28.

Dividend reinvestment plan
The company has an established dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Exchangeable bonds
The amount shown is the value of the conversion rights relating to the exchangeable bonds, details of which are shown in note 19.

Share buy-back
In July 2002 the Company undertook an on-market buy-back of 9.0 million ordinary shares at a total cost of $41.2 million. The on-market buy-back was concluded on 30 July 2002. The price of the shares bought back ranged between $4.50 and $4.60 per share. It is the intention of the Company to continue to buy-back shares equivalent to the amount of new shares issued under the Company's employee share plans each year, subject to satisfactory conditions prevailing.

Note 22 Reserves and retained profits

(a) Reserves

	Consolidated	
	2003 **$m**	2002 $m
asset revaluation reserve	218.5	218.5
foreign currency translation reserve	(200.2)	(206.4)
	18.3	12.1
Details of movements		
Foreign currency translation reserve		
opening balance	(206.4)	(124.1)
transfer to retained profits	40.5	(0.8)
translation gain/(loss) on investment in foreign controlled entities, net of hedging and after income tax	(36.3)	(81.5)
closing balance	(202.2)	(206.4)

Nature and Purpose of Reserves

(i) Asset revaluation reserve

The asset revaluation reserve is a historic balance previously used to record increments and decrements on the revaluation of non-current assets. The Group changed its accounting policy for the measurement of non-current assets from valuation to cost effective 1 July 1999. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(b) Retained Profits

	FGL		Consolidated	
	2003 **$m**	2002 $m	**2003** **$m**	2002 $m
Retained profits at the beginning of the year	196.5	228.9	704.8	493.9
Adjustment resulting from change in accounting policy for:				
– provision for dividend	194.5	–	194.5	–
– onerous contracts	6.1	–	(41.2)	–
– employee entitlements	0.6	–	(2.0)	–
	201.2	–	151.3	–
Net profit	242.2	315.1	462.9	560.9
Aggregate of amounts transferred from reserves			(40.5)	0.8
Total available for appropriation	639.9	544.0	1,278.5	1,055.6
Ordinary dividends				
– final paid	(194.5)	(194.5)	(197.4)	(197.8)
– interim paid	(170.4)	(153.0)	(170.4)	(153.0)
	(364.9)	(347.5)	(367.8)	(350.8)
Retained profits at the end of the year	275.0	196.5	910.7	704.8

Note 23 Outside equity interests in controlled entities

	Consolidated	
	2003 **$m**	2002 $m
share capital	17.6	20.9
reserves	16.2	16.5
retained profits	18.4	12.1
	52.2	49.5

Note 24 Remuneration of Directors and executives

	FGL		Consolidated	
	2003 **$'000**	2002 $'000	**2003** **$'000**	2002 $'000
Aggregate of income received, or due and receivable, by Directors (including former Directors) of FGL from any controlled entity (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits). This amount includes fees of $802,068 (2002 $788,651) received by non-executive Directors of FGL.	3,571	3,537		

Number of Directors of FGL whose total income was in the following bands:

	2003 **Number**	2002 Number		
$				
70,001 – 80,000	–	1		
100,001 – 110,000	1	–		
110,001 – 120,000	1	1		
130,001 – 140,000	2	2		
310,001 – 320,000	1	–		
330,001 – 340,000	–	1		
2,740,001 – 2,750,000	–	1		
2,760,001 – 2,770,000	1	–		
	6	6		
Aggregate of income received, or due and receivable, (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits). This amount represents the total income of 124 (2002 122) controlled entity Directors, including overseas residents, and consists predominantly of fixed salaries.			40,923	40,350
Executives – domiciled in Australia				
Aggregate of income received, or due and receivable, from any controlled entity by executive officers of FGL whose income is more than $100,000 (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits).	20,019	19,658		
Aggregate of income received, or due and receivable, from any controlled entity by executive officers of controlled entities whose income is more than $100,000 (including contributions to superannuation funds and amounts paid for redundancy and retirement benefits).			32,143	32,118

Note 24 Remuneration of Directors and executives (continued)

Numbers of executive officers whose total income was more than $100,000 are shown within the following bands:

	FGL		Consolidated	
	2003	2002	**2003**	2002
$				
100,001 – 110,000	–	–	–	2
110,001 – 120,000	1	–	1	1
120,001 – 130,000	1	–	2	3
130,001 – 140,000	–	2	–	2
140,001 – 150,000	–	1	–	1
170,001 – 180,000	1	2	1	3
180,001 – 190,000	–	1	2	1
190,001 – 200,000	1	–	1	1
200,001 – 210,000	–	–	–	3
210,001 – 220,000	2	–	2	–
220,001 – 230,000	2	–	3	1
230,001 – 240,000	1	1	1	1
240,001 – 250,000	–	1	1	2
250,001 – 260,000	1	–	3	–
260,001 – 270,000	–	2	1	2
290,001 – 300,000	1	–	2	2
300,001 – 310,000	–	–	–	2
310,001 – 320,000	1	–	2	2
320,001 – 330,000	–	–	2	–
330,001 – 340,000	1	–	1	1
340,001 – 350,000	–	1	2	1
350,001 – 360,000	–	1	1	2
370,001 – 380,000	1	–	2	1
380,001 – 390,000	–	–	1	–
390,001 – 400,000	–	–	1	2
410,001 – 420,000	–	–	–	1
420,001 – 430,000	–	1	–	1
440,001 – 450,000	1	–	2	1
450,001 – 460,000	1	–	2	1
460,001 – 470,000	1	–	1	–
470,001 – 480,000	–	–	2	–
480,001 – 490,000	–	1	–	1
490,001 – 500,000	–	–	1	–
510,001 – 520,000	–	1	–	1
520,001 – 530,000	–	–	1	–
580,001 – 590,000	1	1	3	2
600,001 – 610,000	–	–	1	2
610,001 – 620,000	–	1	–	1
620,001 – 630,000	–	–	–	2
660,001 – 670,000	–	1	–	1
670,001 – 680,000	–	–	–	1
680,001 – 690,000	–	–	1	–

Note 24 Remuneration of Directors and executives (continued)

Numbers of executive officers whose total income was more than $100,000 are shown within the following bands continued:

	FGL		Consolidated	
	2003	2002	**2003**	2002
$				
700,001 – 710,000	1	–	1	–
710,001 – 720,000	–	1	–	1
740,001 – 750,000	–	–	–	1
760,001 – 770,000	–	–	1	–
830,001 – 840,000	–	–	1	1
890,001 – 900,000	–	1	–	1
900,001 – 910,000	1	–	1	–
980,001 – 990,000	1	–	1	–
1,010,001 – 1,020,000	–	1	–	1
1,190,001 – 1,200,000	1	1	1	1
1,290,001 – 1,300,000	1	–	1	–
1,350,001 – 1,360,000	–	1	–	1
1,400,001 – 1,410,000	–	1	–	1
1,410,001 – 1,420,000	1	–	1	–
1,420,001 – 1,430,000	–	1	–	1
1,500,001 – 1,510,000	1	–	1	–
1,740,001 – 1,750,000	1	–	1	–
2,230,001 – 2,240,000	1	–	1	–
2,740,001 – 2,750,000	–	1	–	1
2,760,001 – 2,770,000	1	–	1	–
2,950,001 – 2,960,000	–	1	–	1
	28	27	58	62

The executives referred to are the president, executive vice presidents and senior vice presidents and those directly accountable and responsible to these positions for the strategic direction and operational management of the Group and are domiciled in Australia.

As a consequence of the introduction of the Long Term Incentive Plan (LTIP) in 1999, remuneration figures above include values attributable to executives' participation in the Plan based on a weighted average of share entitlements assuming a uniform distribution of FGL's ultimate ranking in a peer group of companies, which will determine the extent of the executives' eventual participation.

Note 25 Remuneration of auditors

	FGL		Consolidated	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
– auditors of FGL	1,302	1,439	2,878	2,289
– associated firms of FGL auditors			1,467	1,029
– other firms			14	14
internal audit services				
– auditors of FGL	–	1,158	–	1,158
other assurance				
– auditors of FGL	295	224	346	430
– associated firms of FGL auditors			19	–
financial due diligence				
– auditors of FGL			80	420
– associated firms of FGL auditors	–	45	27	45
Total audit and other assurance				
– auditors of FGL	1,597	2,821	3,304	4,297
– associated firms of FGL auditors	–	45	1,513	1,074
– other firms	–	–	14	14
	1,597	2,866	4,831	5,385
taxation				
– auditors of FGL	2,997	1,712	2,997	2,614
– associated firms of FGL auditors	297	462	3,129	1,872
other advisory				
– auditors of FGL			602	814
consulting				
– auditors of FGL			87	532
Total other services				
– auditors of FGL	2,997	1,712	3,686	3,960
– associated firms of FGL auditors	297	462	3,129	1,872
	3,294	2,174	6,815	5,832
Totals				
– auditors of FGL	4,594	4,533	6,990	8,257
– associated firms of FGL auditors	297	507	4,642	2,946
– other firms			14	14
	4,891	5,040	11,646	11,217

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

The other services primarily relate to tax compliance services provided by PricewaterhouseCoopers in the many countries in which the Group operates. The comparative figures relating to taxation have been restated to include an additional $850,000 relating to overseas jurisdictions which were excluded in the 2002 disclosures. The comparative restatement has been made after more accurate information was identified during 2003. The Group also engages other professional service firms for the provision of internal audit, taxation and due diligence services.

Note 26 Commitments

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
– under 1 year	0.8	0.6	91.6	98.3
– between 1 year and 5 years	1.5	0.9	236.8	264.2
– over 5 years			325.2	273.7
Total commitments	2.3	1.5	653.6	636.2
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
– under 1 year			17.0	24.4
			17.0	24.4
Other commitments				
– under 1 year	23.9	26.9	86.2	100.4
– between 1 year and 5 years	65.1	105.2	145.9	202.8
– over 5 years	2.0	3.2	11.0	22.4
	91.0	135.3	243.1	325.6

Note 27 Contingent liabilities

	FGL 2003 $m	FGL 2002 $m	Consolidated 2003 $m	Consolidated 2002 $m
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities	23.1	698.1		
Arising in respect of individual controlled entities: guarantees				
– banks and other financiers	2,313.7	3,880.0		
– other persons			4.8	13.5
Arising in respect of other persons: guarantees				
– banks and other financiers			41.1	15.7
– other persons	70.0	70.0	70.6	81.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	14.4	13.8	22.3	24.5

The liquidator of the Emanuel Group of companies commenced legal action in 1998 against several companies in the Group, including FGL. The claims allege wrongdoing in relation to certain financing and related transactions between the Emanuel Group and the FGL Group. On 17 July 2003 judgement in the case was awarded in favour of FGL and its controlled entities. On 14 August 2003 an appeal against the judgement was lodged by the Liquidator of the Emanuel Group. FGL and its controlled entities will continue to vigorously defend the appeal.

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Under the terms of the Deed of Cross Guarantee described in note 35, FGL has guaranteed the payment of all current and future creditors in the event any of the entities party to the Deed of Cross Guarantee are wound up. No contingent liability has arisen at reporting date under this Deed.

Note 28 Employee Benefits

	FGL		Consolidated	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	6.4	7.1	67.6	67.6
Provisions (current)	4.3	5.4	72.8	57.4
Provisions (non-current)	3.5	0.3	64.3	41.7
	14.2	12.8	204.7	166.7

The aggregates of provisions for employee entitlements as shown above are $137.1 million, consolidated (2002 $99.1 million), and $7.8 million, FGL (2002 $5.7 million).

	Consolidated	
	2003	2002
Employee numbers		
Number of full-time equivalent employees at the reporting date	13,400	12,950

Foster's Employee Share and Option Plan

Ordinary shares

Under the terms of the Foster's Employee Share and Option Plan (the Plan), permanent employees of the Group's controlled entities, who have completed one year's service, are eligible to participate in the Plan. It is the present intention of the Directors that in any year in which the offer of shares is made, an equal number of shares be offered to all participating employees. An offer of shares is at the discretion of the Directors and is subject to performance criteria.

The issue price of the shares will usually be the weighted average of the prices at which shares in the Company are traded on the Australian Stock Exchange (ASX) during the one week period before the time of allotment, less a discount determined by Directors to be appropriate. Employees may pay the issue price, in whole or in part, from their own resources or alternatively the Company will arrange an interest free loan to fund the issue price of the shares. Repayment of loans is by way of dividends paid and voluntary repayment by employees. If an employee ceases to be employed by the Group, the whole outstanding loan must be repaid.

During the year, 8,134,700 fully paid ordinary shares were issued pursuant to the Plan to 4,224 Group employees. The shares were allotted at a price of $4.10, which was the weighted average price of Foster's Group Limited shares traded on the ASX in the week leading up to and including 6 December 2002, less fifty cents per share, in accordance with Foster's Employee Share and Option Plan rules.

In addition, 198,343 fully paid ordinary shares were issued pursuant to the Foster's International Employee Share Plan to 192 US and UK employees. The shares were allotted at prices ranging from $3.89 to $4.22 depending on when the share issue was made.

On 26 June 2003 employee share plan loans made under the Foster's Employee Share and Option Plan amounting to $97.3 million were repaid to Foster's Group Limited, using funds arranged with an external financier. The external financier has agreed to provide funding to employees on the same basis as the previous loan to employees on the basis that Foster's Group Limited will pay all fees attributable to the loan on behalf of current employees and support the obligations of employees under the terms of the Plan. Foster's Group Limited have applied the funds received to reduce net borrowings and have recognised a receivable and payable in respect of its undertakings.

Share options

On issue at reporting date were options over 1,990,000 (2002 2,390,000) unissued ordinary shares, issued under the Foster's Employee Share and Option Plan.

No options were issued or granted during the year. With the current use of the Long Term Incentive Plan (LTIP), the Company no longer intends to use options as part of its executive remuneration strategy. No options have been issued by the Company since 1998. There were outstanding options over 400,000 fully paid ordinary shares that were exercised during the year at an exercise price of $2.73 per share.

The exercise dates on the following employee options have been extended until November 2005.

	No. of shares represented
– at $2.12	50,000 (1)
– at $2.36	160,000 (1)
– at $2.12	1,200,000 (2)
– at $2.36	160,000 (2)
– at $2.48	420,000 (2)

These employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of options marked (1) and $3.40 in respect of the options marked (2).

The criteria allowing the options expiring in 2005 to be exercised has been met.

Note 28 Employee Benefits (continued)

Foster's Long Term Incentive Plan (LTIP)

In 1998, the shareholders of Foster's Group Limited approved the establishment of the LTIP. Under this plan, the Directors may make offers to certain employees to participate in the LTIP. Should certain performance standards be met, plan participants will be entitled to shares to be issued by the Company (initially held in trust for participants). The performance standard is the Company's relative performance compared with a peer group of companies. In September, in accordance with the LTIP criteria, a total of 718,080 ordinary shares (2002 1,317,960 ordinary shares) in the company at $0.00 per share were acquired by eligible employees.

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations, which are carried out at regular intervals not exceeding three years.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

The Group contributes to two defined benefit plans – the Foster's Group Superannuation Fund in Australia and the Tibsco Pension Plan in the United Kingdom.

Based on the latest actuarial valuation at 30 June 2002 performed by R.S. Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2002 identified the value of the Foster's Group Superannuation Fund assets to be $291.6 million. Fully vested benefits at this date were $281.9 million (fund assets in excess by $9.7 million). Accrued benefits at this date were $290.9 million (fund assets in excess by $0.7 million).

The actuary has estimated that the shortfall of assets compared with vested benefits under the Foster's Group Superannuation Fund as at 30 June 2003 is approximately $14.9 million. The shortfall arises in the event of the voluntary or compulsory termination of employment of each employee and is not booked as a liability as there is no present obligation to fund the deficit other than through future contributions at the agreed actuarially determined rates.

The latest actuarial valuation of the Tibsco Pension Plan was conducted as at 30 June 2001 performed by JD Fisher FIA of Checkly Fisher. The assets of the Tibsco Pension Plan were insufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2001 identified the value of the Plan's assets to be £1.4 million. Accrued liabilities on the long term actuarial basis £1.6 million (Plan liabilities in excess by £0.2 million).

The Group sponsors the defined benefit plans as noted above. The estimated material defined benefit fund assets (in excess of $20.0 million) at net market value and the aggregate of all defined benefit funds are:

	Consolidated	
	2003 $m	2002 $m
Foster's Group Superannuation Fund		
– Fund assets [1,2]	268.1	291.6
– Vested benefits [3,4]	(283.0)	(281.9)
Net surplus/(deficiency)	(14.9)	9.7
Employer contributions to the fund	13.7	2.8
Employer contributions payable to the fund	–	–
Aggregate totals		
– Assets of the funds	272.4	295.1
– Vested benefits of the funds	(287.7)	(285.9)
Net surplus/(deficiency)	(15.3)	9.2
Employer contributions to the funds	13.7	2.8
Employer contributions payable to the funds	–	–

[1] Fund assets for the Foster's Group Superannuation Fund at 30 June 2003 are based on the draft financial statements as at 30 June 2003.
[2] Fund assets for the Foster's Group Superannuation Fund as at 30 June 2002 are from the audited financial statements at 30 June 2002.
[3] Vested benefits for the Foster's Group Superannuation Fund at 30 June 2003 are based on an estimate prepared by the Fund actuary.
[4] Vested benefits for the Foster's Group Superannuation Fund at 30 June 2002 are based on the actuarial review as at 30 June 2002.

Vested benefits are member entitlements which are not conditional upon the continued membership of the funds and are payable on resignation from the funds.

Note 29 Notes to the statements of cash flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2003 $m	2002 $m	**2003 $m**	2002 $m
cash at bank, on hand and in transit (note 9)	0.1	–	152.6	222.2
cash on deposit (note 9)			205.0	55.2
bank overdrafts (note 19)	(1.9)	(1.1)	(20.0)	(6.0)
	(1.8)	(1.1)	337.6	271.4
Reconciliation of net cash flows from operating activities to profit from ordinary activities				
profit from ordinary activities	242.2	315.1	470.4	566.4
depreciation and amortisation	4.5	2.9	213.4	224.5
contributions from partnerships			(0.9)	(3.5)
(profit)/loss on disposal of non-current assets			(9.6)	(5.5)
(profit)/loss on disposal of controlled entities	–	51.2		
valuation increment on grapes and vines			(86.4)	(136.1)
recoverable amount write-down	–	15.2	98.8	–
provisions	(0.2)	(3.9)	80.8	42.7
borrowing costs			(1.8)	(9.0)
movement in unrealised foreign exchange			(4.5)	(5.9)
Net cash provided by operating activities before change in assets and liabilities	246.5	380.5	760.2	673.6
change in working capital, net of effects from acquisition/disposal of controlled entities				
– receivables	(823.8)	(433.7)	(29.0)	(209.7)
– inventories			45.3	44.4
– other assets	9.8	(0.7)	(19.0)	47.3
– accounts payable	119.7	(6.6)	9.5	11.9
– provisions	243.3	(18.5)	(70.5)	66.9
Net cash flows from operating activities[1]	(204.5)	(79.0)	696.5	634.4
Entities acquired				
Consideration paid and accrued				
– cash			180.7	112.8
– previously accrued, now paid			22.3	17.2
– accrued			–	8.1
			203.0	138.1

[1] Net cash flows from operating activities in the current period includes $107.2 million cash received mainly due to a one-off Treasury division hedge restructuring transaction and $7.8 million cash outflow resulting from the net significant items.

Note 29 Notes to the statements of cash flows (continued)

	Consolidated	
	2003 $m	2002 $m
Entities acquired (continued)		
Net assets acquired		
– cash	2.3	0.2
– receivables	13.9	13.2
– inventories	55.3	26.2
– property, plant and equipment	24.7	18.3
– agricultural assets	2.2	1.7
– intangibles	18.2	31.7
– deferred tax assets	0.7	0.8
– accounts payable	(13.8)	(11.6)
– borrowings	(1.2)	(12.9)
– provisions	(3.0)	(6.2)
– other	–	0.3
	99.3	61.7
outside equity interests acquired	1.3	(5.1)
goodwill acquired	54.0	59.8
	154.6	116.4
cash consideration (net of debt acquired)	203.0	130.0
less: net cash balances and cash equivalents acquired	(2.3)	(0.2)
	200.7	129.8
Net assets of entities acquired reconciles to the cash flow statement as follows:		
Payments to acquire controlled entities (net of cash balances acquired)	(87.6)	(101.8)
Payments to acquire outside equity interest in controlled entities	(9.3)	(0.3)
Payments to acquire other assets	(103.8)	(27.7)
	(200.7)	(129.8)

Refer to Contributed Equity (note 21) and Employee Benefits (note 28) for details of non-cash financing transactions relating to employee share plans, the LTIP and the dividend reinvestment plan (DRP).

Note 30 Standby arrangements and unused credit facilities

	2003 $m	2002 $m
Committed arrangements/facilities available to the Group:		
Arrangements to provide standby funds and/or support facilities	1,462.1	1,884.2
amounts utilised	(420.2)	(472.4)
amount of credit unused	1,041.9	1,411.8

The Group has access to other funding arrangements through non-bank facilities. Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,462.1 million (2002 $1,884.2 million) of which $1,041.9 million was unutilised (2002 $1,411.8 million). Facilities totalling $800.1 million have maturity dates beyond June 2006. These facilities are reviewable annually for further extension by mutual agreement.

Note 31 Financial Instruments

Foster's Treasury, which has responsibility for the management of derivative financial instruments, conducts the Group's treasury activities in accordance with the policies of the Group's Treasury Charter, which has been approved by the Directors. The Treasury Charter sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and commodity price exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

Foster's Treasury seeks to mitigate risk from adverse movements in interest rates and foreign currency through the use of interest rate and cross currency swaps and other short and medium term derivative instruments.

Interest Rate Risk

2003	Notes	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	357.6					357.6
Receivables [1]	10					1,524.5	1,524.5
Other financial assets	13					1.9	1.9
Total financial assets		357.6	–	–	–	1,526.4	1,884.0
Weighted average interest rate		2.7%					
Financial liabilities							
Payables	18					(1,444.3)	(1,444.3)
Bank overdrafts	19	(20.0)					(20.0)
Bank loans [2]	19	(232.0)		(95.4)			(327.4)
Other loans	19	(97.3)	(594.9)	(765.4)	(1,200.2)		(2,657.8)
Total financial liabilities		(349.3)	(594.9)	(860.8)	(1,200.2)	(1,444.3)	(4,449.5)
Net hedging activity [3]		(1,715.5)	150.0	815.4	750.1	–	–
Total financial liabilities including hedging activities		(2,064.8)	(444.9)	(45.4)	(450.1)	(1,444.3)	(4,449.5)
Weighted average interest rate (after hedging activities)		3.9%	4.8%	6.5%	3.4%		
Net hedging activity [3]							
Net movement on revaluation of EUR MTN				(49.1)			(49.1)
Interest rate swaps		(1,614.6)		864.5	750.1		–
Cross currency swaps		49.1					49.1
Forward rate agreements		(150.0)	150.0				
Net hedging activity		(1,715.5)	150.0	815.4	750.1	–	–

[1] Excludes employee share plan loans.
[2] Mainly comprising bank loans denominated in US dollars.
[3] Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 31 Financial instruments (continued)

Interest Rate Risk

2002	Notes	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	277.4					277.4
Receivables [1]	10					1,192.4	1,192.4
Other financial assets	13					2.4	2.4
Total financial assets		277.4	–	–	–	1,194.8	1,472.2
Weighted average interest rate		2.8%	0.0%	0.0%			
Financial liabilities							
Payables	18					(1,165.7)	(1,165.7)
Bank overdrafts	19	(6.0)					(6.0)
Bank loans [2]	19	(299.8)	(61.9)	(112.4)			(474.1)
Other loans	19	(0.5)		(1,487.6)	(1,416.0)	(1.2)	(2,905.3)
Total financial liabilities		(306.3)	(61.9)	(1,600.0)	(1,416.0)	(1,166.9)	(4,551.1)
Net hedging activity [3]		(1,910.8)	–	495.1	1,416.0	–	0.3
Total financial liabilities including hedging activities		(2,217.1)	(61.9)	(1,104.9)	–	(1,166.9)	(4,550.8)
Weighted average interest rate (after hedging activities)		4.4%	6.9%	5.6%			
Net hedging activity [3]							
Net movement on revaluation of EUR MTN				(30.4)			(30.4)
Interest rate swaps		(1,941.2)		525.5	1,416.0		0.3
Cross currency swaps		30.4					30.4
Net hedging activity		(1,910.8)	–	495.1	1,416.0	–	0.3

[1] Excludes employee share plan loans.
[2] Mainly comprising bank loans denominated in US dollars.
[3] Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 31 Financial instruments (continued)

Foreign Exchange Risk

Consistent with the risk averse approach to management of the Group's foreign currency denominated assets and liabilities, foreign exchange exposures are managed by Foster's Treasury, to minimise risk and the cost of risk management. Group policy is to fund foreign currency assets, where practicable, in the respective currencies in which such assets are denominated.

Forward foreign exchange contracts, foreign currency interest rate and cross currency swaps (including deferred start swaps) and foreign currency options are entered into to hedge the Group's foreign currency net assets and exposures. The Group's net assets and foreign currency transactions are primarily denominated in Australian dollars, United States dollars, Euros, Great British pounds, Canadian dollars and New Zealand dollars.

At reporting date, the details of outstanding forward foreign exchange contracts are (Australian dollar equivalents):

	Face Value of Contracts		Average Exchange Rate	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Buy CAD Sell AUD 0 – 6 months	–	77.4	–	0.8140
Buy CAD Sell USD 0 – 6 months	1.1	2.5	1.3440	1.5125
Sell CAD Buy AUD 0 – 6 months	(26.1)	(125.2)	0.8044	0.8070
Sell CAD Buy AUD greater than 12 months	(26.1)	(52.2)	0.8040	0.8042
Sell CAD Buy USD 0 – 6 months	(3.3)	–	1.3530	–
Sell CAD Buy USD 6 – 12 months	(25.6)	–	1.5182	–
Sell CAD Buy USD greater than 12 months	(3.1)	–	1.3923	–
Net CAD position – Sell CAD	(83.1)	(97.5)		
Buy EUR Sell AUD 0 – 6 months	0.2	44.8	0.5566	0.5911
Sell EUR Buy AUD 0 – 6 months	–	(5.3)	–	0.5670
Sell EUR Buy AUD 6 – 12 months	–	(20.9)	–	0.5740
Buy EUR Sell USD 0 – 6 months	32.2	16.5	1.0747	0.8904
Buy EUR Sell USD 6 – 12 months	47.5	16.6	1.1203	0.9177
Buy EUR Sell USD greater than 12 months	8.6	–	1.0508	–
Sell EUR Buy USD 0 – 6 months	(125.1)	(7.6)	1.0786	0.9820
Sell EUR Buy USD 6 – 12 months	(14.9)	(99.8)	1.18	0.8645
Buy EUR Sell GBP 0 – 6 months	–	2.6	–	0.6395
Sell EUR Buy GBP 6 – 12 months	–	(11.2)	–	0.6162
Net EUR position – Sell EUR	(51.5)	(64.3)		
Buy GBP Sell AUD 0 – 6 months	–	5.3	–	0.3762
Buy GBP Sell AUD 6 – 12 months	–	15.5	–	0.3603
Buy GBP Sell USD 0 – 6 months	29.4	2.9	1.5898	1.4223
Buy GBP Sell USD 6 – 12 months	9.2	21.9	1.5480	1.3932
Sell GBP Buy AUD 0 – 6 months	(39.3)	(40.2)	0.3689	0.3560
Sell GBP Buy AUD 6 – 12 months	–	(21.3)	–	0.3763
Sell GBP Buy AUD greater than 12 months	–	(39.3)	–	0.3689
Sell GBP Buy USD 0 – 6 months	(105.4)	(35.2)	1.6549	1.4650
Sell GBP Buy USD 6 – 12 months	–	(7.8)	–	1.4320
Sell GBP Buy USD greater than 12 months	(5.0)	–	1.5980	–
Net GBP position – Sell GBP	(111.1)	(98.2)		

Note 31 Financial instruments (continued)

Foreign Exchange Risk (continued)

	Face Value of Contracts		Average Exchange Rate	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Sell NZD Buy AUD 0 – 6 months	(5.0)	(15.3)	1.0920	1.1913
Sell NZD Buy AUD 6 – 12 months	(5.1)	(40.3)	1.1328	1.1815
Sell NZD Buy EUR 0 – 6 months	–	(1.9)	–	0.4985
Buy NZD Sell USD 0 – 6 months	0.1	0.4	0.5830	0.4885
Buy NZD Sell USD 6 – 12 months	1.7	–	0.5395	–
Buy NZD Sell USD greater than 12 months	2.1	–	0.5460	–
Sell NZD Buy USD 0 – 6 months	(53.9)	(12.5)	0.5447	0.4540
Sell NZD Buy USD 6 – 12 months	(5.2)	(7.9)	0.5100	0.4280
Net NZD position – Sell NZD	(65.3)	(77.5)		
Buy USD Sell AUD 0 – 6 months	493.2	55.4	0.5284	0.5428
Buy USD Sell AUD 6 – 12 months	111.4	199.5	0.5708	0.5014
Buy USD Sell AUD greater than 12 months	527.2	720.1	0.5347	0.5234
Sell USD Buy AUD 0 – 6 months	(1,908.7)	(55.0)	0.5804	0.5617
Sell USD Buy AUD 6 – 12 months	(55.3)	(883.5)	0.5255	0.5038
Sell USD Buy AUD greater than 12 months	(815.6)	(1,840.3)	0.5112	0.5129
Buy USD Sell JPY 0 – 6 months	0.7	0.6	117.0300	127.7350
Net USD position – Sell USD	(1,647.1)	(1,803.2)		
Sell JPY Buy AUD 0 – 6 months	–	(0.8)	–	70.0000
Net JPY position – Sell JPY		(0.8)		

For contracts hedging anticipated sales and purchases denominated in foreign currencies, any unrealised gains and losses on the contracts, together with the costs of the contracts, are recognised in the financial statements at the time the underlying transaction occurs. The net unrecognised gain on hedges of anticipated sales and purchases denominated in foreign currencies at reporting date was $33.2 million (2002 $4.2 million gain).

Commodity Risk

The Group enters into commodity forward contracts to manage aluminium price risk. The Group utilises aluminium in the production process. At reporting date, the Australian dollar values of outstanding commodity derivative financial instruments are:

	Face Value of Contracts		Average Strike Rate	
	2003	2002	**2003**	2002
	$m	$m	US$ per metric tonne	
Aluminium				
Forward contracts				
0 – 6 months	11.2	14.2	1,387	1,481
6 – 12 months	11.2	14.2	1,385	1,490
>12 months	1.9	11.1	1,390	1,389

Note 31 Financial instruments (continued)

Credit Risk

Credit risk represents the potential loss which the Group could incur if counterparties failed to meet their obligations under their respective contracts or arrangements with the Group.

Credit risk for financial assets which have been recognised in the statements of financial position is generally the carrying amount, net of any provision for doubtful debts.

Credit risk on off-balance sheet contracts is minimised as the Group deals only with reputable, highly rated financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposures to fluctuations in interest and exchange rates.

The maximum credit risk exposure on foreign currency hedge instruments is the net fair value of in-the-money instruments. At reporting date, this amount was $438.6 million (2002 $230.7 million). The Group is not materially exposed, in respect of derivative financial instruments, to any individual counterparty. In respect of financial assets, the Group is not materially exposed to any individual overseas country.

The maximum credit risk exposure on interest rate hedge instruments at reporting date, which is limited to the net fair value of in-the-money hedge instruments at that date, was $377.3 million (2002 $214.6 million).

Net Fair Values

On-balance sheet financial instruments

The net fair values of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximate their carrying value. The net fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

The carrying amount and net fair values of financial assets and financial liabilities at reporting date are:

	2003 Carrying amount $m	2002 Carrying amount $m	**2003 Net fair value $m**	2002 Net fair value $m
Financial assets				
Cash and deposits	357.6	277.4	357.6	277.4
Trade debtors	575.2	575.6	575.2	575.6
Other debtors	944.8	611.2	944.8	611.2
Loans to Directors and other persons	4.5	5.5	4.5	5.5
Quoted shares	–	–	1.2	1.3
Unquoted shares	1.9	2.4	1.9	2.4
Total financial assets	1,884.0	1,472.1	1,885.2	1,473.4
Financial liabilities				
Payables	1,444.3	1,165.7	1,444.3	1,165.7
Bank overdrafts	20.0	6.0	20.0	6.0
Bank loans	327.4	474.1	327.4	474.1
Other loans	2,657.8	2,905.3	2,657.8	2,905.3
Total financial liabilities	4,449.5	4,551.1	4,449.5	4,551.1

Unless otherwise stated, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Off-balance sheet derivative financial instruments

The valuation of off-balance sheet derivative financial instruments detailed below reflects the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

Note 31 Financial instruments (continued)

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and risk to interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The net fair value of off-balance sheet derivative financial instruments held at reporting date are:

	Net fair value 2003 $m	Net fair value 2002 $m
Interest rate hedging instruments		
– interest rate swaps	238.6	152.3
– cross currency swaps	56.4	43.7
– interest rate options	(40.1)	(24.2)
Foreign currency hedging instruments		
– foreign exchange contracts	199.2	109.5
– Currency Options	(64.7)	–
– commodity swaps	0.1	(1.8)

Note 32 Related party disclosures

Directors

The following persons held the position of Director of Foster's Group Limited during the year:

M L Cattermole, D A Crawford, B Healey, E T Kunkel, G W McGregor and F J Swan.

Director-related transactions

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, some of whom are Directors of Group companies.

	FGL		Consolidated	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Aggregate benefit of interest free loans arranged for Directors of Group companies during the year				
– interest free loan	279	305	279	305
Aggregate of repayments received from Directors during the year				
– interest free loan	63	56	63	56

Share Plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from the following executive Directors of Group companies. (There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors.)

G Bett, P A Bobeff, A W Bonner, M P Brooks, L J Bullock, V T Cain, A Davie, J Davis, M R DeGaris, G P Dempsey, R K Dudfield, B D Elliott, D J Freedman, A S Hall, P J Jamieson, T P Kanji, H L King, E T Kunkel, C R McPherson, J J Murphy, J Odell, J F O'Grady, T L O'Hoy, R E Olson, D E Panaccio, J Parkinson, V J Patrick, G D Rankin, P Reaske, M D Robertson, R W Scully, J Shortt, R J Smith, R Spence, W C Spence, A Stockman.

During the year, 3 employees (2002 14 employees) who were entitled to the benefit of an employee share plan loan resigned as Directors of Group companies. The loans to these Directors of nil (2002 $197,000) were reclassified to employee share plan loans and $106,115 (2002 $139,000) were repaid.

During the year, in accordance with a waiver granted by Australian Stock Exchange, Mr E T Kunkel purchased 2,000 (2002 2,000) ordinary shares at $4.10 per share (2002 $4.36) each pursuant to the terms and conditions of the Foster's Employee Share and Option Plan and received the benefit of an interest-free loan of $8,200 (2002 $8,720) for the purchase of the shares on the same terms and conditions available to all other employees of the Company (refer note 21 and note 28). The total amount of loans outstanding at reporting date is $42,065 (2002 $36,160).

During the year, Mr E T Kunkel received 160,140 (2002 252,000) ordinary shares at $0.00 per share pursuant to the terms and conditions of the Foster's Long Term Incentive Plan (LTIP). During the year, certain other Directors of Group companies received shares in accordance with the LTIP (refer note 21 and note 28).

Note 32 Related party disclosures (continued)

	FGL	
	2003	2002
Director–related transactions		
Aggregate number of ordinary shares in the parent entity held by Directors of FGL and their Director-related entities at year end	939,952	739,573
Aggregate number of options over unissued ordinary shares in the parent entity held by executive Directors of FGL and their Director-related entities at year end	1,250,000	1,250,000

	FGL		Consolidated	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Amounts receivable and payable				
Amounts receivable at reporting date from Directors				
– current	38	57	38	57
– non-current	1,128	995	1,482	1,494

Other than Employee Share Plan Loans, which are interest free, all the abovementioned loans to Directors were made to Group employees who are Directors of controlled entities and have been made on a commercial basis with the interest rates applicable being determined by reference to market rates.

Other transactions of Directors of FGL and their Director-related entities and executive Directors of controlled entities and their Director-related entities

Mr J Davis, as part owner of the Briar Ridge Winery, was paid $62,669 for lease rental by Briar Ridge Vineyards Pty. Ltd. for which he is also a director. A director-related company of Mr Davis also was paid interest of $16,285 by Briar Ridge Vineyard Pty. Ltd. on a short-term loan.

Mr W T Klenz participates as a limited partner in a general partnership that owns warehouse space leased to Beringer Blass Wine Estates on a 15 year lease. During the year, lease payments of $1,966,000 or US$1,152,000 (2002 $2,209,000 or US$1,152,000) were made to the general partnership.

Paracor Company Inc., a Director-related entity of Mr J Lynch and Mr V A Ravindran, was paid fees totalling $426,694 or US$250,000 (2002 $479,000 or US$250,000) for provision of management and consulting services to Foster's India. A fee totalling $3,400,840 or US$1,992,552 (2002 $3,820,809 or US$1,992,552) was paid for the provision of management and consulting services to Group companies in the United States of America.

In addition, Paracor Company Inc. manages and controls Raly Investors Partners, L.P. An option agreement exists between Raly Investors Partners, L.P. and the Group. The agreement will result in a change to the Group's effective ownership interest in Foster's India Limited from 74% to 64% when the option is exercised. The option can only be exercised after June 2003.

Evelind Pty. Ltd., a Director-related entity of Mr S Davis was paid $50,040 (2002 $50,000) during the year in consulting fees. Mr R Spence, a director of Matua Valley Wines Limited, received $5,300 or NZ$6,000 rental income during the year from a lease to the company of land and a nursery he owns.

Mr J Watkins has a loan of $225,023 or US$150,000 (2002 $353,982 or US$200,000) with an entity in the Wine Trade Americas business. Interest accrues on the loan at 5.8% per annum. The loan and interest payable will be forgiven by the company on continued employment by Mr J Watkins through to October 2005.

Mr V Patrick is a director and shareholder of certain subsidiary entities in the Beringer Blass business and other non-Group entities. His combined wine interests were paid $283,312 (2002 $408,680) under grape supply contracts with Beringer Blass. The amounts paid were based on arm's length dealings at either contracted or market rates for grapes.

Mr J Geber is a director of Kangaroo Ridge Wine Company Pty. Ltd. (a non wholly-owned Group company) and the owner of Chateau Tanunda. Kangaroo Ridge Wine Company Pty. Ltd. paid $23,200 during the year to Chateau Tanunda for wine storage services.

Mr N McGuigan, a director of the Briar Ridge companies, received $9,225 during the year from Briar Ridge under grape supply contracts. The amounts paid were based on arm's length dealings at either contracted or market rates for grapes.

Note 32 Related party disclosures (continued)

Mr C Roux and Mr J Roux, as Directors of Societe of Bouteillage of Beaujolais, Macon and Bourgogne (Sobemab) also participate as Directors in an entity which leases a commercial building to Sobemab. During the year, Sobemab paid rental costs of $515,600 or EUR 288,400 (2002 $495,900 or EUR 288,400) to this director-related entity. In addition Sobemab paid a director-related entity of Mr C Roux and Mr J Roux $250,300 (EUR 140,000) for management consulting services.

The above transactions were made on commercial terms and conditions and at market rates.

In addition, FGL and the Group entered into transactions which are insignificant in amount, with Directors and their Director-related entities within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some Directors of Foster's Group Limited are also Directors of public companies which have transactions with the Foster's Group. The relevant Directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1017 Related Party Disclosures.

Ownership interests in related parties

All material ownership interests in related parties are disclosed in notes 12 and 13 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 33 Events occurring after reporting date

On 12 August 2003, the Group announced its plans to divest the Australian Leisure and Hospitality division, comprising the Group's hotel, gaming and retail liquor operations.

The Group proposes separating the division into two entities, with each offering distinct investment attributes:

- Australian Leisure & Hospitality Group Limited (ALH), which will conduct the operating business. It is proposed that the business will be sold by an offer of ordinary shares in ALH as an initial public offer, following which the company will list on the Australian Stock Exchange; and
- A separate Property Trust ('the Trust') which will offer securities and acquire ALH's freehold property portfolio.

The Group has entered into underwriting agreements with a syndicate led by Macquarie Bank, acting as global coordinator, in relation to the sale of shares in the operating business ALH and the offer of securities in the Trust which will hold the freehold property assets in which ALH will conduct its business.

The sale has been structured to deliver not less than $1.4 billion gross proceeds. The total amount raised by the sale will depend on the final price of ALH shares established by a bookbuild process. The proceeds from the transactions will be used in accordance with the Group's capital management initiatives. In the absence of appropriate value creating investment opportunities, the Group will use the proceeds for debt reduction, a return to shareholders or a combination of these options.

After the transactions are completed, Foster's will retain a long term supply agreement with ALH to market and distribute its products through ALH venues.

Note 34 Controlled entities

The Group has a 100% ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries	Germany
Airport Trinity Inc.	USA
Alagon Pty. Ltd.	Australia
Alagon Unit Trust	Australia
Aldershot Nominees Pty. Ltd. [2]	Australia
ALH (Victoria) Pty. Ltd.	Australia
ALH (WA) Pty. Ltd.	Australia
ALH Group (No. 1) Pty. Ltd.	Australia
ALH Group Pty. Ltd. [2]	Australia
ALH Property Holdings Pty. Ltd. [1]	Australia
ALH Property Trust [1]	Australia
Amayana Pty. Ltd.	Australia
Amberton Wines Pty. Ltd.	Australia
AML&F Holdings Pty. Ltd.	Australia
Amwex Inc.	USA
Anglemaster Limited	UK
Archana Pty. Ltd. [2]	Australia
Ashwick (NT) No. 2 Pty. Ltd.	Australia
Ashwick (NT) No. 7 Pty. Ltd.	Australia
Ashwick (Qld.) No. 1 Pty. Ltd.	Australia
Ashwick (Qld.) No. 9 Pty. Ltd.	Australia
Ashwick (Qld.) No. 12 Pty. Ltd.	Australia
Ashwick (Qld.) No. 15 Pty. Ltd.	Australia
Ashwick (Qld.) No. 16 Pty. Ltd.	Australia
Ashwick (Qld.) No. 17 Pty. Ltd.	Australia
Ashwick (Qld.) No. 18 Pty. Ltd.	Australia
Ashwick (Qld.) No. 29 Pty. Ltd.	Australia
Ashwick (Qld.) No. 35 Pty. Ltd.	Australia
Ashwick (Qld.) No. 73 Pty. Ltd.	Australia
Ashwick (Qld.) No. 74 Pty. Ltd.	Australia
Ashwick (Qld.) No. 83 Pty. Ltd.	Australia
Ashwick (Qld.) No. 95 Pty. Ltd.	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia
Ashwick (Qld.) No. 129 Pty. Ltd.	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia
Ashwick (Vic.) No. 15 Pty. Ltd.	Australia
Ashwick (Vic.) No. 27 Pty. Ltd.	Australia
Ashwick (Vic.) No. 65 Pty. Ltd.	Australia
Ashwick (Vic.) No. 75 Pty. Ltd.	Australia
Austotel (Victoria Holdings) Pty. Ltd.	Australia
Australian Estates Pty. Ltd.	Australia
Australian Hotel & Gaming (Management) Pty. Ltd. [2]	Australia
Australian Hotel & Gaming (Properties) Pty. Ltd.	Australia
Australian Hotel & Gaming Corporation Pty. Ltd. [2]	Australia
Australian Leisure and Hospitality Group Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia
Australian, Mercantile, London Limited	UK
Babble Pty. Ltd.	Australia
Bacchus Gate Corp.	USA

	Country of incorporation
Balfours Imports Inc.	USA
Beringer Blass Italia S.R.L.	Italy
Beringer Blass Wine Estates Chile Limitada	Chile
Beringer Blass Wine Estates Company	USA
Beringer Blass Wine Estates Holdings, Inc.	USA
Beringer Blass Wine Estates Limited	New Zealand
Beringer Blass Wine Estates Limited	UK
Beringer Blass Wine Estates Limited [2]	Australia
Beringer Blass Wine Estates Sales Company	USA
Beringer Wine Estates Foreign Sales Corporation	USA
Bevcorp Pty. Ltd.	Australia
Bilyara Vineyards Pty. Ltd. [2]	Australia
Bourse du Vin International B.V.	Netherlands
Bourse du Vin Limited	UK
Brewing Holdings Limited [2]	Australia
Brewing Investments Limited [2]	Australia
Brewman Group Limited	UK
Brewman TL Limited	UK
Brewtech Pty. Ltd.	Australia
Bright Star Investments Limited [2]	Australia
Brokenback Pty. Ltd.	Australia
Bulmer Australia Limited [1]	Australia
Bulmer Harvest Limited [1]	New Zealand
BVI Limited	UK
Cape Schanck Wines Pty. Ltd. [1]	Australia
Cardmember Wines Limited	New Zealand
Cardmember Wines Pty. Ltd.	Australia
Carlton & United Breweries (N.S.W.) Pty. Limited [2]	Australia
Carlton & United Breweries (Queensland) Limited [2]	Australia
Carlton & United Breweries (Stator) Pty. Ltd. [2]	Australia
Carlton & United Breweries Limited [2]	Australia
Carlton Brewery Hotels (N.R.) Pty. Limited [2]	Australia
Carlton Brewery Hotels (Victoria) Pty. Ltd.	Australia
Carlton Brewery Hotels Pty. Ltd. [2]	Australia
Carter and Associates (2000) Limited	New Zealand
Cascade Brewery Company Pty. Ltd. [2]	Australia
Cellar Door Direct GmbH	Germany
Cellar Door Direct Limited	UK
Cellar Door Direct Pty. Limited	Australia
Cellarmaster Nominees Pty. Limited	Australia
Cellarmaster Wines Europe B.V.	Netherlands
Cellarmaster Wines Germany GmbH	Germany
Cellarmaster Wines Holdings (U.K.) Limited	UK
Cellarmaster Wines Limited	New Zealand
Cellarmaster Wines Pty. Limited [2]	Australia
Cellarmaster Wines (UK) Limited (formerly The Australian Wine Centre Limited)	UK
Cellarmasters GmbH	Germany
Classic Packaging Pty. Limited [2]	Australia
Craigburn Land Co. Pty. Ltd.	Australia
Craigburn Property Pty. Ltd.	Australia
Crintana Pty. Ltd.	Australia

Note 34 Controlled entities (continued)

	Country of incorporation
Crosswhite Investments Limited	Australia
CSB Pty. Ltd.	Australia
Data Co-ordination Centre Inc. – The Wine Exchange	USA
Demener Pty. Ltd.	Australia
Dennys Strachan Mercantile Pty. Ltd.	Australia
Derel ESC Limited [2]	Australia
Derel QGGA Pty. Ltd.	Australia
Dismin Investments Pty. Ltd. [2]	Australia
Dreamgame Limited	UK
EFG Australia Limited	Australia
EFG Finance Leasing Limited	Australia
EFG Holdings (U.S.A.) Inc.	USA
EFG Investments Limited	Australia
EFG Properties Inc.	USA
EFG Securities Limited	Australia
EFG Treasury Pty. Limited	Australia
ELFIC Limited	Australia
Elstone Developments Pty. Ltd.	Australia
ESG (Enterprises) B.V.	Netherlands
ESG (Enterprises) N.V.	Neth. Ant.
Etude Wines, Inc.	USA
Ewines Pty. Limited	Australia
FBG (U.K.) Limited	UK
FBG Brewery Holdings Limited UK	UK
FBG Canada Limited	Canada
FBG Finance Limited	Australia
FBG Holdings (U.K.) Limited	UK
FBG Incentive Pty. Ltd. [1]	Australia
FBG India Holdings Limited	Mauritius
FBG International Limited	UK
FBG Investments Pty. Ltd. [2]	Australia
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) B.V.	Netherlands
FBG Treasury (N.Z.) Limited	New Zealand
FBG Treasury (U.K.) plc	UK
FBG Treasury (U.S.A.) Inc.	USA
FBG Vietnam Holdings Pty. Ltd. [2]	Australia
FGL Employee Share Plan Pty. Ltd. [1]	Australia
Filehaze Pty. Ltd.	Australia
Finnews Pty. Ltd.	Australia
Foster's Brewing Group (U.S.A.) Limited	USA
Foster's (Cambodia) Limited	Cambodia
Foster's Brewing Group Limited	Australia
Foster's China Limited [2]	Australia
Foster's Danang Limited	Vietnam
Foster's Finance Corp.	USA
Foster's Group Canada Inc.	Canada
Foster's Group Cambodia Holdings Pty. Ltd.	Australia
Foster's Group New Zealand Limited (formerly Foster's International NZ Limited)	New Zealand
Foster's International (N.Z.) Pty. Limited [2]	Australia
Foster's Tien Giang Limited	Vietnam
Foster's Vietnam Limited	Vietnam
Galemaze Pty. Ltd.	Australia

	Country of incorporation
Gapern Enterprises Pty. Ltd.	Australia
Ghalias (BBA) Limited	Australia
Graf von Rudesheim	Germany
Grand Cru Expertise 'De Belgische Wijnbeurs' N.V.	Belgium
Grand Cru Expertise 'De Nederlandse Wijnbeurs' B.V.	Netherlands
H. Jones & Co. Pty. Ltd.	Australia
H. Maximilian Pallhuber GmbH & Co. KG	Germany
H.P. Bulmer (Overseas Holdings) Limited [1]	UK
Herlstone Vineyards Pty. Ltd.	Australia
Herve Lu Puy	France
Herve Lu Puy	Switzerland
Highlands Craigieburn Pty. Ltd. (formerly Highlands (LGL) Pty. Ltd.)	Australia
Hotel (FP) Pty. Ltd.	Australia
Island Cooler Pty. Ltd.	Australia
Kawana Beach Pty. Ltd.	Australia
Kawana Central Pty. Ltd.	Australia
Kawana Industrial Park Pty. Ltd.	Australia
Kawana Island Pty Ltd.	Australia
Kawana Lakes Pty. Ltd.	Australia
Krondorf Wines Pty. Ltd.	Australia
Lachlan Valley Unit Trust	Australia
Lensworth Beachmere Pty. Ltd.	Australia
Lensworth Bells Creek Pty. Ltd.	Australia
Lensworth Bellvista Pty. Ltd.	Australia
Lensworth Buddina Pty. Ltd.	Australia
Lensworth Caboolture Waters Pty. Ltd.	Australia
Lensworth Caloundra Downs Pty. Ltd.	Australia
Lensworth Funds Management Limited	Australia
Lensworth Glenmore Park Limited	Australia
Lensworth Group Limited	Australia
Lensworth Highlands Craigieburn Pty. Ltd. (formerly Lensworth Cremorne Pty. Ltd.)	Australia
Lensworth Highlands Pty. Ltd. (formerly Lensworth Craigieburn Pty. Ltd.)	Australia
Lensworth Kawana Waters Pty. Ltd.	Australia
Lensworth Lake Doonella Pty. Ltd.	Australia
Lensworth North Lakes Development Pty. Ltd.	Australia
Lensworth North Lakes Marketing Pty. Ltd.	Australia
Lensworth North Lakes Pty. Ltd.	Australia
Lensworth North Lakes Sales Pty. Ltd.	Australia
Lensworth Realty Pty. Ltd. (formerly Kawana Real Estate Pty. Ltd.)	Australia
Lensworth Services Pty. Ltd.	Australia
Lensworth Wallarah Peninsula Pty. Ltd.	Australia
Liana Cottage Pty. Ltd. [2]	Australia
Maglieri Wines Pty. Ltd.	Australia
Masthead Brewing Company Pty. Ltd.	Australia
Matilda Bay Brewing Co. Ltd. [2]	Australia
Matua Finance Limited	New Zealand
MBL Packaging Pty. Ltd.	Australia
McLaren Vale Bottling Company Pty. Ltd.	Australia
Mega Corporation Pty. Ltd. [2]	Australia
Mega Management Pty. Ltd.	Australia

Note 34 Controlled entities (continued)

	Country of incorporation
Mega Properties Pty. Ltd.	Australia
Mega Properties No. 2 Pty. Ltd.	Australia
Melbotel Pty. Ltd.	Australia
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Holdings Inc.	USA
Mildara Blass Inc.	USA
Mildara Blass Wines Inc.	USA
Mildara Holdings Pty. Limited [2]	Australia
Moorabbin Junction Pty. Ltd. [2]	Australia
N.T. Brewery Pty. Ltd. [2]	Australia
Navistar Group Limited	New Zealand
Nellie Products Pty. Ltd. [2]	Australia
New Crest Investments Pty. Ltd. [2]	Australia
Nexday Europe B.V.	Netherlands
Nexday Pty. Limited	Australia
North Lakes Marketing Consultancy Trust [1]	Australia
North Lakes Marketing Pty. Ltd. [1]	Australia
North Lakes Sales Agency Trust [1]	Australia
North Lakes Sales Pty. Ltd. [1]	Australia
North Napa Land Co.	USA
Norwood Beach Pty. Ltd.	Australia
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Oakley Park Pty. Ltd.	Australia
Paracor Finance Inc.	USA
Pekrove Pty. Ltd.	Australia
Pica Finance Limited	UK
Pica Group Limited	Australia
Pica Nominees Pty. Limited	Australia
Pitt, Son & Badgery Pty. Ltd.	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	USA
Primedan Pty. Ltd.	Australia
Queensland Breweries (Sales) Pty. Ltd.	Australia
Queensland Breweries Pty. Ltd. [2]	Australia
Queensland Brewery Pty. Ltd.	Australia
Rimpacific Shipping (U.K.) Ltd.	UK
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rothbury Denman Pty. Ltd.	Australia
Rothbury Sales Pty. Ltd.	Australia
Rothbury Superannuation Pty. Ltd.	Australia
Rothbury Vineyards Pty. Ltd.	Australia
Rothbury Wines Pty. Ltd.	Australia
Rumar International Limited [2]	Australia
Sarl Les Crus Prevendus SADCS	France
Savirak Pty. Ltd.	Australia
Seeton Pty. Ltd.	Australia
Shanghai Foster's Brewery Limited	China
Sharden Lodge Pty. Ltd.	Australia
Silvester Brothers (AMH) Pty. Limited	Australia
Silvester Brothers (AMHUK) Limited	UK
Silvester Brothers Pty. Limited	Australia

	Country of incorporation
Somar Pty. Ltd. [2]	Australia
Stamford Hotel Pty. Ltd.	Australia
Telemasters Limited	New Zealand
T'Gallant Winemakers Pty. Ltd. [1]	Australia
The Australian Pubco (NSW) Pty. Ltd.	Australia
The Australian Wine Club Pty. Ltd.	Australia
The Ballarat Brewing Company Limited [2]	Australia
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Spirits Company Pty. Ltd. [2]	Australia
The Continental Wines and Spirits Company (N.Z.) Limited	New Zealand
The Foster Brewing Company Pty. Ltd.	Australia
The Redback Brewery (Hotel) Trust	Australia
The Redback Brewery (Property) Trust	Australia
The Redback Brewery Trust	Australia
The Rothbury Estate Pty. Ltd.	Australia
The Shamrock Brewing Company Pty. Ltd.	Australia
The Wine Exchange Limited	UK
The Wine Planet International Pty. Limited	Australia
Tibsco Limited	UK
Tibsco Pensions Limited	UK
Totalservice.com.au Pty. Ltd.	Australia
Traclon (No. 2) Pty. Ltd.	Australia
VICD – Produtos Em Cortica, LDA	Portugal
Vicotel Pty. Ltd.	Australia
Victoria Brewery Pty. Ltd. [2]	Australia
Vinpac International Pty. Limited [2]	Australia
Vinpac SADCS	France
Vintage Cellars Limited	UK
Vintage Estates of Australia Pty. Ltd.	Australia
Vintners Imports Pty. Limited	Australia
Volz Pty. Ltd.	Australia
Voskane Pty. Ltd. [2]	Australia
Werribee Properties (RWDS) Proprietary Limited	Australia
Westwools Energy Pty. Ltd.	Australia
Whitecross Investments Limited [2]	Australia
Windemere Securities Limited	T & C Is.
Wine Marketing Unit Trust	Australia
Wine Planet Holdings Pty. Limited	Australia
Wine Planet Technology Pty. Limited	Australia
Wine Rollover Pty. Limited [2]	Australia
Winemaker's Choice Limited	UK
Wolf Blass Wines Pty. Ltd. [2]	Australia
Wood Hall (Aust.) Pty. Limited [3]	Australia
Wood Hall Trust Limited	UK
World Wine Gallery GmbH	Germany
Yanaba Pty. Ltd.	Australia
Yarra Valley Wine Co. Pty. Ltd.	Australia
Yarra Valley Wine Holdings Pty. Ltd.	Australia
Zedoworth Pty. Limited	Australia
Zedozoa Pty. Limited	Australia
151435 Canada Ltd.	Canada
A.C.N. 006 327 313 Pty. Ltd.	Australia
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna	Austria

Note 34 Controlled entities (continued)

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100% owned:

	Country of incorporation	Group ownership percentage 2003	2002
AP John & Sons Pty. Ltd.	Australia	51.0	51.0
BCB Beverages Pty. Ltd.	Australia	92.0	65.2
Briar Ridge Manufacturing Pty. Ltd.	Australia	50.0	50.0
Briar Ridge Vineyards Pty. Ltd.	Australia	50.0	50.0
Carlton Brewery (Fiji) Limited	Fiji	63.1	63.1
Cellarmaster Wines SA (formerly Beringer Blass (Europe) SA)	Switzerland	97.0	97.0
Foster's India Limited [4]	India	74.0	74.0
Friends of the Vine Limited	New Zealand	–	51.0
Graymoor Estate Joint Venture	Australia	48.8	48.8
Graymoor Estate Pty. Ltd.	Australia	48.8	48.8
Graymoor Estate Unit Trust	Australia	48.8	48.8
Greg Norman Estates Joint Venture	Australia	70.0	70.0
Kangaroo Ridge Wine Company Pty. Ltd. [1]	Australia	51.0	–
Korsan Pty. Ltd.	Australia	92.0	65.2
Matua Valley Wines Limited	New Zealand	67.3	51.0
River Valley Wines Limited	New Zealand	–	51.0
Samoa Breweries Limited	Samoa	49.6	43.1
Shingle Peak Wines Limited	New Zealand	67.3	51.0
Societe of Bouteillage of Beaujolais, Macon and Bourgogne	France	51.0	51.0
South Pacific Distilleries Limited	Fiji	50.8	50.8
Strategic Equity Investment Pty. Ltd.	Australia	–	50.0
Waikoukou Vineyards Limited	New Zealand	67.3	51.0
Wine Buzz KK	Japan	50.0	50.0

Entities no longer controlled

A.C.N. 004 526 523 Pty. Ltd.
A.C.N. 008 728 505 Ltd
Arnade Pty. Limited
Ashwick (Vic.) No. 121 Pty. Ltd.
Beringer Online Inc. [5]
Camberwell Hotels Pty. Ltd.
Cork Processors, Inc. [6]
Dorsey Centre, Inc.
EFG Leasing Limited
East Doncaster Hotels Pty. Ltd.
Friends of the Vine Limited
J.J. Goller & Co. Proprietary Limited
Kings Festival Corp., Inc
McCabe Mining Inc
Olaroll Pty. Limited
River Valley Wines Limited
Silvester Brothers (TBPAC) Limited
Sylfield Hotels Pty. Ltd
TPP Corp. Inc
United Hotels Pty. Ltd.
Wineplanet.co.uk Limited
Wineplanet Limited
Wineplanet.com Limited

[1] These entities/arrangements were acquired/incorporated during the current year.
[2] Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer note 35) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
[3] Entity is relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1417).
[4] The Group owns 74% of Foster's India Limited, that being the maximum holding currently approved by the Indian Government. If subsequently the policies of the Indian Government change so as to allow the Group to own up to 100% of Foster's India Limited, the Group may exercise certain rights to acquire a further 26% holding for consideration to be agreed or determined by an independent person. The Group has an option agreement with Raly Investors Partners, L.P. This agreement will result in a change to the Group's effective ownership interest in Foster's India Limited from 74% to 64% when the option is exercised. The option can be exercised by the holder at any time. The current year financial results have been prepared using an effective Group ownership interest in Foster's India Limited of 64%.
[5] This entity was merged with Beringer Blass Wine Estates Sales Company.
[6] This entity was merged with North Napa Land Co.

Entities in which the Group's ownership interest is 50% or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Note 35 Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the 'Closed Group' and identified in note 34 'Controlled Entities'.

A consolidated statement of financial performance, retained earnings reconciliation and a consolidated statement of financial position, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2003 are set out below.

	2003 $m	2002 $m
Statement of Financial Performance		
For the year ended 30 June		
Profit from ordinary activities before related income tax expense	485.9	663.4
Income tax expense relating to ordinary activities	(274.3)	(156.8)
Profit from ordinary activities after related income tax expense	211.6	506.6
Retained earnings at beginning of the year	494.9	319.2
Adjustment resulting from change in accounting policy:		
– Revised AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	178.3	–
Aggregate of amounts transferred from reserves	–	16.6
Dividends recognised during the year	(364.9)	(347.5)
Retained earnings at end of year	519.9	494.9

Note 35 Deed of Cross Guarantee (continued)

Deed of Cross Guarantee

Statement of Financial Position

As at 30 June

	Consolidated	
	2003 **$m**	2002 $m
Current assets		
Cash assets	29.4	35.0
Receivables	4,779.8	5,192.8
Inventories	430.2	398.0
Other current assets	28.7	30.3
Total current assets	5,268.1	5,656.1
Non-current assets		
Receivables	95.2	87.4
Inventories	115.9	117.0
Other financial assets	2,346.9	2,289.7
Property, plant and equipment	1,488.8	1,490.6
Agricultural assets	63.3	66.3
Intangible assets	1,129.0	1,119.7
Deferred tax assets	105.1	52.5
Other non-current assets	17.4	31.2
Total non-current assets	5,361.6	5,254.4
Total assets	10,629.7	10,910.5
Current liabilities		
Payables	1,182.0	1,111.5
Interest bearing liabilities	4,761.9	5,188.9
Current tax liabilities	84.5	100.8
Provisions	85.0	266.2
Total current liabilities	6,113.4	6,667.4
Non-current liabilities		
Payables	92.7	1.9
Deferred tax liabilities	154.9	103.6
Provisions	81.0	41.8
Total non-current liabilities	328.6	147.3
Total liabilities	6,442.0	6,814.7
Net assets	4,187.7	4,095.8
Equity		
Shareholders' interest		
Contributed equity	3,448.7	3,382.3
Reserves	219.1	218.6
Retained profits	519.9	494.9
Total equity	4,187.7	4,095.8

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 14 to 63:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 35 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 35.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 26th day of August 2003

On behalf of the Board

Frank J Swan
Chairman

E T (Ted) Kunkel
President and
Chief Executive Officer

INDEPENDENT AUDIT REPORT

To the members of Foster's Group Limited

Audit opinion

In our opinion, the financial report of Foster's Group Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Foster's Group Limited and the Foster's Group (defined below) as at 30 June 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and Directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Foster's Group Limited (the Company) and the Foster's Group (the consolidated entity), for the year ended 30 June 2003. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
26 August 2003

FOSTER'S
GROUP

Inspiring Global Enjoyment

A robust and globally recognised premium blend, well balanced and vigorous, with a smooth finish...

Foster's Group Limited
Concise Annual Report 2003

FOSTER'S
GROUP


UNITED
(CUB)
FOSTER'S
BREWING
BERINGER
ESTATES
THE
GROUP

CONTENTS

2003 Financial Statements

The concise financial report has been derived from the full financial report for the year ended 30 June 2003. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the full financial report and auditor's report will be sent to shareholders without charge upon request. Please call (03) 9633 2773 or fax (03) 9633 2555, or email investor.relations@fostersgroup.com and a copy will be forwarded to you. Alternatively, you can access both the full financial report and the concise report on the Foster's website at www.fostersgroup.com.

Foster's Group Limited ABN 49 007 620 886

This report is printed on environmentally friendly paper.

As a premium global beverage company, Foster's has the right blend...

...of premium products, the right balance of businesses and, importantly, the right people with a vigorous and innovative approach to business.

The right blend of premium products which deliver premium returns and shareholder value.

The right balance of businesses across the globe to deliver robust cash flow.

The right people working vigorously every day to deliver service excellence to customers and consumers.

The right blend to inspire global enjoyment.

And it's only getting better with age...



FINANCIAL HIGHLIGHTS 2003

Financial results 12 months to 30 June	2003 $m	2002 $m	% Change
Net profit after tax (NPAT)	462.9	560.9	(17.5)
Normalised NPAT	626.7	574.3	9.1
Total revenue	5,242.8	5,164.0	1.5
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)	1,037.7	994.4	4.4
Significant items (after tax)	105.2	–	
Operating cash flow	696.5	634.4	9.8
Dividends – cents per share			
– interim	8.25	7.5	10.0
– final	10.5	9.5	10.5
– total	18.75	17.0	10.3

Some of the figures in this Annual Report are presented on a normalised basis. These normalised figures remove non-cash amortisation expense, one-off significant items and accounting adjustments pertaining to the convertible bonds and SGARA. (SGARA is an accounting standard – AASB 1037 'Self Generating and Regenerating Assets' – which requires the wine business to recognise valuation changes to grapes and vines.)

The normalised result provides a more precise view of the underlying performance of the group and makes it easier to compare this year's numbers with prior years.

The calculation of normalised net profit and normalised earnings per share (EPS) is outlined below:

Normalised EPS calculation 12 months to 30 June	2003 $m	2002 $m	% Change
Reported net profit after tax	462.9	560.9	(17.5)
Amortisation expense	51.4	47.7	
SGARA loss/(gain) (net of tax)	10.1	(31.0)	
Significant items (net of tax)	105.2	–	
Deemed dividends on bonds	(2.9)	(3.3)	
Normalised net profit after tax	626.7	574.3	9.1
Average number of shares (million)	2,064.7	2,034.8	
Reported EPS (cents)	22.3	27.4	(18.6)
Normalised EPS (cents)	30.4	28.2	7.8

Net profit after tax decreased 17.5% to $462.9 million


Net profit after tax
$m
800
600
400
200
0
99
00
01
02
03

NET PROFIT DOWN 17.5%

Earnings per share has decreased 18.6% to 22.3 cents


Basic earnings per share
cents
40
30
20
10
0
99
00
01
02
03

EARNINGS PER SHARE DOWN 18.6%

NPAT and EPS include a one-time net charge of $105.2 million (after tax) primarily due to the outcomes of the CUB operational review.

Normalised net profit after tax has increased 9.1% to $626.7 million


Normalised net profit
$m
800
600
400
200
0
99
00
01
02
03

NORMALISED NET PROFIT UP 9.1%

Normalised earnings per share has increased 7.8% to 30.4 cents


Normalised earnings per share
cents
40
30
20
10
0
99
00
01
02
03

NORMALISED EARNINGS PER SHARE UP 7.8%

Operating cash flow has increased 9.8% to $696.5 million


Net operating cash flow
$m
800
600
400
200
0
99
00
01
02
03

OPERATING CASH FLOW UP 9.8%

Gearing down 14.9 percentage points to 58.9%


Gearing
percentage (%)
100
80
60
40
20
0
99
00
01
02
03

GEARING DOWN TO 58.9%

CHAIRMAN'S LETTER



Frank Swan, Chairman, Foster's Group Limited

Foster's robust and diversified business model, coupled with the group's strong portfolio of premium brands, will continue to be the foundations from which the company delivers value to its shareholders.

Foster's pattern of steady underlying earnings growth, strong cash flows and improved returns continued in fiscal 2003, further demonstrating the inherent value of the group's business balance across countries and premium products. Strong results from the Australian based beer and wine businesses, and the continued global success of the Foster's Lager brand, helped offset unprecedented adverse trading conditions in the US and the impact of global events which restricted travel, tourism and leisure activities.

The group reported net profit after tax (NPAT) of $462.9 million for the period. Whilst NPAT was down by 17.5% on last year's result, it includes a one-time net charge of $105.2 million (after tax), primarily due to the outcomes of the CUB operational review. This investment will contribute substantially to the gross annual efficiency gains of up to $85 million which CUB expects to realise within the next five years. This charge is also largely expected to be offset by proceeds from the sale of the Kent Brewery in Sydney.

On a normalised basis, which adjusts for SGARA (Self Generating and Regenerating Assets – a wine specific accounting standard), significant items and amortisation, the group achieved solid earnings growth, with net profit up 9.1% to $626.7 million. Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) were 4.4% higher at $1,037.7 million and on a normalised basis, earnings per share rose by 7.8% to 30.4 cents for the period. An improvement in return on capital employed (ROCE) from 13.0% to 13.8% was also achieved.

The group reported excellent cash flow generation for the year, with operating cash flow (after interest and tax) up 9.8% to $696.5 million. On a normalised basis, operating cash flow was up by 18.4% to $597.1 million, an outstanding result.

Across the board, Foster's business divisions performed well during the year in markets that continued to be competitive on all levels. Another impressive performance by CUB led to overall EBITA growth of 6.5% to $597.1 million. The international beer business also reported excellent growth with a 25.5% EBITA increase to $39.4 million and improved returns for the year.

Conditions in the US wine market were challenging. In an already competitive marketplace, oversupply of premium bulk product led to significant growth in low priced wines in California. In this environment, BBWE outperformed its peers and came through the year delivering a creditable result with EBITAS of $428.8 million, down only 3.1% on last year. Notwithstanding these difficult conditions, BBWE delivered an impressive operating cash flow of $306.4 million, up 13.9%.

Lensworth also delivered another strong performance with EBITA of $28.6 million, up 3.2%. Further information on the performance of all the group's business divisions can be found on pages 14 to 24 of this report.

As a result of Foster's solid overall 2003 financial performance, the Board has declared a final fully franked dividend of 10.5 cents per share, which represents an increase of 10.5% compared to last year. This brings the full year dividend to 18.75 cents per share, an increase of 10.3% on the previous year.

A number of value enhancing acquisitions were made during the year. Beer business investment expenditure included the CUB $63.8 million acquisition of Bulmer Australia. Foster's Brewing International (FBI) acquired the distribution company African & Eastern in the Middle East and the Danang (Song Han) Brewery in Vietnam.

On the wine side of the business, Beringer Blass Wine Estates (BBWE) purchased T'Gallant in Australia, the Napa Valley based RMS winemaking facility in California, the Californian Carmenet brand, Ponder Estates Wines in New Zealand, and a majority interest in the Australian wine business Kangaroo Ridge. The group's urban residential property business, Lensworth, paid $42.5 million to assume development management responsibility for the North Lakes project in Queensland.

After the close of the 2003 financial year, the group announced its intention to divest its interests in the Australian Leisure and Hospitality (ALH) division, comprising the group's hotel, gaming and retail liquor operations. With Foster's well positioned as a global premium branded beverage company, the Board decided to divest the ALH business. After considering several options, spinning off ALH via an initial public offering (IPO) was seen as the best way to generate value for shareholders.

The group, and its shareholders, benefit from the 13,400 strong team of Foster's people who implement the group's strategies and drive performance. This year's results are testament to their commitment and dedication and, on behalf of the Board, I would like to thank all Foster's employees for their contribution to Foster's success in 2003.

Underpinning the commitment to delivering solid returns to shareholders is Foster's steadfast focus on ensuring best practice in corporate governance and transparency in reporting. The Board continually reviews and looks closely at these matters. In March 2003, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations. Foster's supports, and believes that it currently complies with, the spirit of all the principles and remains committed to advancing good corporate governance. Further details on Foster's corporate governance can be found from page 29 of this report.

Looking forward, whilst we expect that international operating environments will be challenging, we are confident Foster's balanced business will provide earnings stability. Foster's robust and diversified business model, coupled with the group's strong portfolio of premium brands, will continue to be the foundations from which the company delivers value to its shareholders.

Frank Swan, Chairman, Foster's Group Limited



Ted Kunkel, President & CEO, Foster's Group Limited

The underlying shareholder benefit of Foster's business diversity and balance is that the group can still deliver increased returns in difficult trading environments.

What drove CUB's strong performance this year and do you think this momentum can be maintained?
CUB's impressive results were driven largely by a stellar performance by the Australian beer business, which grew its volumes at a rate faster than the overall market. Volume growth was driven by increased sales in the premium, mid-strength and light packaged beer segments, with solid growth rates achieved across the Carlton family of brands. ALH also achieved good earnings growth, despite regulatory changes and increased taxes impacting gaming revenue.

CUB initiated its efficiency drive during the year. One of the results of the operational review, conducted to analyse all CUB processes and products, was the integration of the beer, spirit and cider businesses, along with their sales and marketing functions. This has transformed CUB into a multi-beverage company, better equipped to meet the needs of both customers and consumers. Benefits to shareholders from the operational review will be ongoing, with CUB expecting to realise gross annual efficiency gains of up to $85 million within the next five years.

The Australian beer market remains highly competitive. As the leading brewer in Australia, CUB will continue to leverage its powerful distribution network to build further growth. The company will also continue to identify customer and consumer needs and, via its newly established National Innovation Team, focus on new product development to work towards turning these needs into growth opportunities.

It was a challenging year for the wine division. How do you see these trading conditions impacting BBWE in the year to come?
Firstly, credit where it's due. BBWE trade in Australia/Asia, Europe and wine services had excellent years. However, the trading conditions in the United States wine industry, particularly in California, were certainly tougher than we expected, and these conditions impacted the results of all major trade wine players, and BBWE's wine clubs.

Of important note is the fact that BBWE grew its global volumes by 11.8% to 18.9 million cases and maintained its premium margins at a very strong 26%. (Margins are defined as EBITAS as a percentage of net sales revenue.) To deliver such premium margins during hard times is a significant achievement for BBWE. Another highlight for the wine division was an improvement in operating cash flow of 13.9% to $306.4 million.

This result speaks to the strength and strategic merit of the underlying balanced business model. The Foster's wine model is unique in that no other company has three channels to market in trade, clubs and services. In addition to this balance across segments, BBWE also has balance across countries with good geographic diversification and a broad range of premium products, backed up by exceptional winemaking and commercial skills.

Looking ahead, we believe that the US climate will remain challenging, but we are confident that when the market recovers, BBWE will continue with its track record of strong growth and improving returns.

How does the broader Foster's Group also benefit from a balanced business model?
The underlying shareholder benefit of Foster's business diversity – or balance – is that the group can still deliver increased returns even in difficult trading environments. With business risk spread across continents, currencies and products, results from segments or countries impacted by challenging trading environments can be offset by strong performances from other areas of the business.

Business diversity is only one of the key Foster's attributes. Additionally, customer and consumer focus, distribution reach, premium brands, core brand leverage and financial strength are crucial to the future success of Foster's as a key player in the global alcohol beverage sector. However, future success would be impossible without the intellectual capacity of our workforce. Foster's people manage these key attributes and truly represent the global future of the group.

What prompted the changes that were made to your executive management team during the year?
The changes to the executive management team were motivated by the need to accelerate the company's future growth and to maximise potential within the team by providing individuals with the opportunity to broaden their skill sets and experience.

As a global premium branded beverage company, it is vital that Foster's continues to evolve. The timing was right for the evolution of the management team, and it is an important part of my role as CEO to constantly develop Foster's people.

Why is Foster's selling ALH and what will be done with the proceeds?
A number of factors led to the ultimate decision to sell ALH. Foster's is well positioned as a premium global beverage company and has well developed brands especially in Australia. Brand building can continue with ALH through supply arrangements, but ownership was no longer seen as being essential.

Additionally, ALH is now ready to enter a new phase of diversified development and the Foster's Board decided that this was the appropriate time to divest its interests, rather than commit further capital.

The decision to structure the sale of ALH as an initial public offering (IPO), with the simultaneous creation of a property trust, was reached with shareholder value creation in mind. The Board considered a number of different proposals, but came to the conclusion that an IPO was definitely the best way to maximise value for Foster's shareholders.

Proceeds from the sale – expected to be $1.4 billion gross – will be used in accordance with Foster's capital management initiatives. In the absence of any value creating investment opportunities, the group will use the proceeds for debt reduction, a return to shareholders, or a combination of these options.

There has been much speculation about Foster's making a major wine acquisition this year. Is this accurate?
It is our duty to constantly assess all possibilities that may generate value for our shareholders – so of course we have been assessing our options.

Foster's is a global premium branded beverage company and it is entirely consistent to grow the enterprise with the purchase of other premium brands and we will do so when the time is right. Naturally we are only interested in making acquisitions that are strategically aligned with the business and make sound financial sense for the company and its shareholders.

It's true to say that Foster's is maintaining a 'watching brief' only at this time in relation to a major wine acquisition, given the challenging global trading conditions. However, we will continue to analyse all the options.

Will Foster's continue its bolt-on acquisition strategy in 2004?
The 'bolt-on' strategy was always intended to add relatively small synergistic acquisitions to our core beer and wine businesses so that returns could be quickly grown. Additionally, these businesses also filled varietal and geographic gaps, especially in the wine area.

These gaps have been largely filled, so the capital will now be targeted to the major efficiency initiatives already announced for our beer and wine businesses.

Foster's has been negatively affected by foreign exchange (FX) this year. Why is this so?
Yes we have. As a global company with operations in the US, our earnings were impacted by the rising Australian dollar against the US dollar.

Foster's has to accept this, although such large swings are not usually seen. However, it is worth remembering that debt reduced by $450 million in Australian dollar terms in financial year 2003 because we 'hedge' assets such as Beringer by borrowing in the local currency.

It is interesting to note that Foster's would have reached its target of double-digit normalised earnings per share growth, if not for the FX variation in financial year 2003.

What has Foster's done during the year in relation to the development of its people?
Foster's is absolutely committed to the development of its people across all levels of the business around the world.

In an effort to ensure the best possible skill set for our business leaders, all Foster's businesses conducted global talent reviews during the year. This process helped identify key actions to ensure our people are well equipped to continue their strong leadership now and into the future.

Individual development is encouraged at Foster's. Employees are offered opportunities to participate in on the job training, special projects, secondments and mentoring projects. In addition, a number of tailored courses are offered to employees year round and higher education sponsorship is offered.

Foster's is a global company, so we believe that it is important to provide our people with the opportunity to gain international work experience. Almost 40 employees are now in key expatriate roles in Australia, the US, Europe and Asia.

Ted Kunkel, President & CEO, Foster's Group Limited

Foster's people are innovative, passionate and energetic...



...and their collective intellectual capacity has and will continue to drive Foster's growth as a premium global beverage company.

Innovation is a driving force at Foster's service excellence to customers.



Excellence in manufacturing is a continuous focus at Foster's. The award winning Wolf Blass winery in the Barossa Valley includes many technological innovations aimed at improving quality, efficiency and safety, including temperature controlled open fermentation units. And at CUB's Abbotsford Brewery in Melbourne, high speed filling machines designed to sterilise, fill, and crown bottles, operate at around 1,000 units per minute.

— from manufacturing to delivering


A happy customer defines service excellence at Foster's.

THE RIGHT BLEND OF BUSINESSES

		WHAT WE DO	WHERE IT HAPPENS
BEER	AUSTRALIAN BEER & OTHER BEVERAGES	Australia's major brewer – produce, market and sell the leading range of premium, full strength, reduced alcohol, lower alcohol, imported beers and other alcoholic beverages including spirits, cider and soft drinks.	**Beer:** Australia. **Spirits:** Australia, New Zealand. **Cider:** Australia, New Zealand.
BEER	INTERNATIONAL	Global operations responsible for the stewardship, governance, growth and development of the Foster's brand worldwide. Management of Foster's brewing operations in Asia and the Pacific. Strategic management of the group's other beer brands internationally.	**Brewing:** Foster's Lager is produced in 10 countries – Australia, China, India, Vietnam, UK, Ireland, Germany, Canada, France and Portugal. Brewing facilities also in Fiji and Samoa. Distillery in Fiji. **Distribution:** more than 150 countries.
WINE	TRADE	Produce and market a broad, balanced portfolio of premium wine brands from California, Australia, New Zealand, Italy and Chile. Customers are wine wholesalers and retailers in more than 60 countries across the Americas, Asia Pacific, Europe and the Middle East.	4,150 hectares under vine in the Napa Valley, Sonoma County, Central Coast and Lake County of California. 4,100 hectares under vine in premium Australasian regions, including the Barossa Valley, Coonawarra, Hunter Valley and Marlborough, NZ. 50 hectares in the Chianti Classico region of Tuscany. Sales offices located in key cities across each region.
WINE	CLUBS	Sell directly to consumers across Asia Pacific, Europe and the USA, via 10 companies in 11 countries. Wine and wine-related services are sold through a combination of own-branded and host-branded clubs which are run on behalf of financial institutions, retailers, airlines and other companies.	Australia, New Zealand, Germany, The Netherlands, France, Belgium, UK, USA, Japan, Switzerland and Austria.
WINE	SERVICES	Provide packaging, warehousing and distribution services to the premium wine industry.	The business is one of the largest providers of contract bottling services to the world, with a total of five bottling plants in Australia and France. It is also the leading provider of oak, cork and other premium packaging products in Australia and New Zealand.
LEISURE & HOSPITALITY	DOMESTIC	Own and operate pubs. Develop leisure concepts.	Australia.
	DOMESTIC	Residential property development.	Australia.

KEY BRANDS IN BUSINESS	GROWTH DRIVERS	ROCE	FINANCIAL INDICATORS
Beer: Victoria Bitter, Carlton Draught, Foster's LightIce, Crown Lager, Carlton Cold, Carlton Midstrength, Foster's Lager, Melbourne Bitter, Cascade Premium, Cascade Premium Light, Cascade Four Seasons, Matilda Bay, Carlton Sterling. **Other:** The Black Douglas, Cougar Bourbon, Sub Zero, Strongbow, Capri Cocktails and a range of Torquay and Cascade non-alcohol beverages.	Working collaboratively to add value to customers and key suppliers by building brand equity and preference. Brand innovation.	29.9%	Employees: 2,302 Capital employed: $1,585.8m Net sales revenue: $1,776.4m EBITA: $474.8m
Foster's Lager, Foster's Ice, Shanghai Beer, Guangming, Biere Larue, Larue Export, BGI, Fiji Bitter, Vailima, Bounty Rum, Regal family of spirits brands, Harvest Cider.	Building Foster's global brand equity. Brand awareness and distribution.	17.5%	Employees: 1,874 Capital employed: $225.0m Net sales revenue: $213.6m EBITA: $39.4m
Californian: Beringer, Meridian, Chateau St. Jean, Chateau Souverain, Stags' Leap, St. Clement, Etude. **Australian:** Wolf Blass, Yellowglen, Jamiesons Run, Saltram, Greg Norman Estates, The Rothbury Estate. **New Zealand:** Matua Valley. ***Italian:*** *Castello di Gabbiano.* **Chilean:** Dallas-Conte, Vina Tarapaca.	Development of premium global brands and niche regional brands. Distribution gains. New product development.	8.2%	Employees: 2,020 Capital employed: $4,217.4m Net sales revenue: $1,313.1m EBITAS: $344.4m
Cellarmaster Wines (Australia, UK, Germany, Switzerland), Cardmember Wines (New Zealand), Pallhuber (Germany), Bourse du Vin International (The Netherlands, France, Belgium), International Wine Accessories, Windsor Vineyards (USA), Wine Buzz (Japan).	Employing state-of-the-art customer database management systems and analysis. Continuing to establish new host party clubs. Building strong product and club brand awareness.	9.3%	Employees: 1,953 Capital employed: $527.0m Net sales revenue: $409.2m EBITAS: $49.2m
Vinpac International, Sobemab, AP John, Classic Packaging, Carter & Associates.	'One-stop-shop' for premium wine producers requiring packaging, warehousing and distribution services.	19.4%	Employees: 628 Capital employed: $181.7m Net sales revenue: $270.1m EBITA: $35.2m
Young & Jackson's, Village Green (Vic), The Breakfast Creek, Albany Creek, Stone's Corner, Royal Exchange (Qld), The Ramsgate Hotel (SA), Sail and Anchor (WA), Action Liquor, Liquor Xpress, The Fridge, Joker's Wild.	Refurbishment of venues suiting local markets. Ongoing growth of leisure market.	19.0%	Employees: 4,265 Capital employed: $643.9m Net sales revenue: $894.6m EBITA: $122.3m
QLD: Kawana Waters, Bellvista, Caloundra Downs, North Lakes, Lake Doonella. **NSW:** Glenmore Park, Wallarah Peninsula. **VIC:** Highlands.	Brand awareness. Customer and community focus. Diversity of product.	18.2%	Employees: 80 Capital employed: $157.2m Total operating revenue: $201.0m EBITA: $28.6m

Notes: ROCE is calculated as EBITAS on average capital employed. Employee numbers are equivalent full-time. EBITA is earnings before interest, tax, significant items and amortisation. EBITAS is EBITA excluding SGARA.

Beer

The right mix of innovation, continuous improvement, distribution strength, customer focus and icon brands were all part of the successful Carlton & United Breweries (CUB) business in 2003.

CUB delivered an impressive result, with the overall business – which includes beer, leisure and spirits – achieving EBITA growth of 6.5% to $597.1 million. The result was driven largely by the Australian beer business, which had an excellent year, achieving volume and share growth.

Brand equity and distribution strength delivering returns

In the growing premium beer segment, CUB's brands continued to lead the way. The combined power of some of Australia's most recognised beer brands, including Crown Lager and Cascade Premium, and the country's most efficient alcoholic beverage distribution system, saw CUB retain its leadership position in the premium beer segment. The rollout of Cascade's Four Seasons range continued with the launch of Summer Blonde, Autumn Amber and Winter Warmer. The range showcases beers tailored to complement seasonal cuisine changes and highlights CUB's commitment to innovation. Carlton Sterling, a premium double-hopped light beer, was also launched, achieving an immediate upturn in light beer sales. Underpinning the success of these new products was the continuing strong performance of key brands such as VB, Carlton Draught and Carlton Midstrength.

The imported segment also performed well during the year and CUB announced that it had extended long-term contracts for continued distribution of three global beer brands – Stella Artois, Corona and Guinness.

CUB's beer volumes grew at a faster rate than the overall beer market for the year, an outstanding result.

Spirits brands perform well under CUB umbrella

The spirits portfolio also had a good year, with Cougar Bourbon and The Black Douglas achieving excellent growth in 2003. These two brands were brought into the CUB beverages portfolio, benefiting from the breadth and reach of CUB's distribution system. Capri Cocktails also performed strongly. Launched in time for the summer trading period, these 'cocktails in a bottle' were an instant success in nightclubs and bars across Australia. The distribution arrangement reached for Angostura Bitters and Skyy Vodka continued to work effectively, helping CUB to build its premium spirits portfolio.

CORE BRANDS DELIVER


VICTORIA
VB
BITTER




IMPORTED
FOSTER'S LAGER
AUSTRALIA'S
FAMOUS BEER
CERVEZA
BIER


CARLTON
DRAUGHT

Australian beer volumes up and EBITA increased 6.4% to $474.8 million.

International beer business reported 25.5% EBITA growth and improved returns.

Inspiring Global Enjoyment



Corona
Extra

Operational review yields results

The business completed an operational review during the year, encompassing all processes and products, to determine how to best utilise its core competencies and skills. Key outcomes of the review included the integration of businesses (beer, spirits and cider) and processes (sales and marketing). Additionally, the difficult decision was made to close Kent Brewery in Sydney due to its reduced ability to produce cost-effectively. Consequently, additional capacity will be added at Yatala in Queensland and at Matilda Bay in Western Australia. CUB expects to realise gross annual efficiency gains of up to $85 million within the next five years.

A commitment to continuous improvement and innovation

The integration of beer, spirits and cider has transformed CUB into a multi-beverage business and one-stop-shop for its customers. CUB is now better equipped to service smaller customers and can deliver beer, spirit and cider product innovations to market more swiftly than ever before.
CUB's commitment to innovation is further evidenced by the creation of a National Innovation Team focussed solely on new product development across all beverages.

Global beer delivers value

Foster's Brewing International (FBI) continued to leverage the global brand equity of its icon brand, Foster's Lager, in all key markets during 2003. The strength of Foster's global positioning, combined with FBI's focus on driving higher margins and achieving cost efficiencies, led to a 25.5% increase in EBITA to $39.4 million for the year.
This result was achieved against a backdrop of challenging global trading conditions, due in part to an economic slowdown in North America and Europe, the conflict in Iraq and the outbreak of SARS in key Asian markets.

In the UK – Foster's largest market – the brand outperformed the industry and achieved record sales. Foster's remains the number one selling beer in London and second overall in the UK. In this sizeable draught beer market, the innovative HIT technology (Head Injection Tap) by Foster's key partner Scottish & Newcastle was introduced. The tap pours a perfect beer by enhancing the appearance and retention of a beer's head. In continental Europe, work done in the prior year to launch and position Foster's in France, Portugal and Italy paid off, with all markets performing well in 2003.
The US imported beer category (where Foster's competes) was affected by the economic downturn and a slowdown in growth rates, but Foster's continued to perform well against its competitive set and remains the number seven imported beer in the US.
The Greater Asia business was EBITA cash positive, delivering on Foster's strategy of building premium brand sales and a cost-efficient operation in Asia, an excellent result in the face of SARS.
The Greater Pacific multi-beverage business continued to become more effective, delivering strong results. The business features an integrated sales force selling beer, wine, spirits and cider across New Zealand and the Pacific Islands.
Testament to the continued effectiveness of the Grand Prix sponsorship, independent research again confirmed Foster's Lager as number one exposed brand trackside in Formula One Grand Prix globally. The Grand Prix averages 350 million viewers in 206 countries for each event.

FINANCIAL HIGHLIGHTS 2003

	Net Sales Revenue A$m	Change %	Volume Hectolitres*	Change %	EBITA A$m	Change %	ROCE %
Domestic	1,776.4	6.5	9,760,400	2.3	474.8	6.4	29.9
International	213.6	−2.4	8,561,600	−1.0	39.4	25.5	17.5

*including non-beer volumes

Wine

The right blend of strong brands, winemaking expertise, commercial skills and a staunch commitment to quality saw Beringer Blass Wine Estates (BBWE) deliver a creditable performance in challenging trading conditions during 2003.

A revitalised Asia Pacific wine trade business, combined with a strong performance from European trade and wine services, offset mixed results from the US wine trade business and wine clubs.

For the year, reported EBITAS declined 3.1% to $428.8 million, reflecting the impact of the rising Australian dollar on BBWE's US dollar earnings. At constant exchange rates, EBITAS increased 4.2%, a resilient result given the difficult trading conditions experienced by premium wine companies, most notably in California.

Balanced business = resilience

The value and strength of BBWE's diversified business model across countries, segments and brands was further demonstrated during the year.

While the US wine trade business continued to outperform growth in the overall US premium wine category, earnings were impacted by a highly competitive marketplace, which saw significant growth in low priced wines in California.

In Asia Pacific and Europe, the wine trade businesses enjoyed a stellar year. BBWE achieved strong growth in the Australian domestic wine market and continued to make in-roads in Asia, particularly Japan. In Europe, momentum continued with the trade business delivering a very solid performance, whilst simultaneously building a multifunctional organisational framework for ongoing growth.

Wine clubs delivered a mixed result. Australia and New Zealand clubs performed solidly and Europe showed signs of a turnaround, but challenges remain in the US. Wine services performed very well, having established an effective business which offers premium packaging services to the industry in Australia, New Zealand and France.

Value in global presence

BBWE takes pride in the strength, reputation and breadth of its global and regional brand portfolios.

The flagship global brands, Wolf Blass and Beringer, each achieved impressive international growth during the year. In all trade regions, Wolf Blass reported strong volume growth, particularly in Ireland and the UK. In the UK, according to Nielsen reported consumer sales, Wolf Blass moved up from the 25th brand by sales value to the 15th – an impressive result in what is arguably the world's most competitive wine market.


PREMIUM PRODUCTS DELIVER PREMIUM MARGINS
Vasarelli
SALTRAM
No.1
SHIRAZ 1999
BERINGER
2000


WOLF BLASS
Platinum Label

Global wine volumes grew to 19 million cases, with Wolf Blass and Beringer brands growing by **18%** collectively.

Wine operating cash flow up **13.9%** to $306.4 million.

Inspiring Global Enjoyment



A number of global marketing initiatives were implemented to further build the Wolf Blass brand. The repackaged Eaglehawk was launched in Europe and Asia, and a global program was rolled out to ensure label design consistency across the entire Wolf Blass range. Work was also done to prepare for the August 2003 launch of the new Wolf Blass Gold Label regional varietal range, which will be bottled entirely with screw caps.

In the Asia Pacific, the ever-popular Yellowglen was again ranked the number one sparkling wine brand. Its strong brand presence was further leveraged during the year with the addition of a new varietal, 'Pink', to the range. The launch of Pink demonstrates BBWE's innovative edge – its development was the result of a detailed consumer sensory program that matched flavour characteristics to the preferences of Yellowglen's target market.

The Saltram brand was relaunched with new product tiers, packaging and a $1.5 million television advertising campaign launched in July 2003. In a further expansion of its luxury wine portfolio, BBWE acquired T'Gallant – an ultra premium producer of Pinot Gris, Pinot Noir and Chardonnay on Victoria's Mornington Peninsula. These premium wines add depth to BBWE's Asia Pacific regional portfolio and on-premise opportunities.

In the US, Nielsen statistics indicated good growth from BBWE's brands during the year. For example, Beringer Vineyards gained market share to become the number one Nielsen brand in terms of dollars for every four-week period since the start of the year. In the blush category, Beringer grew volume by over 6% despite a category decline of nearly 3%. Stone Cellars by Beringer continued its strong growth pattern with a 79% increase in Nielsen reported volume.

BBWE's Australian brands continued to grow well in the US, increasing by 36% and the company solidified its leading market position in the Australian $10+ per bottle market segment, with continued steady growth by Greg Norman Estates and an 82% increase in volume for Wolf Blass.

BBWE's Italian wine portfolio maintained good growth in the US, up 13% in Nielsen reported volume, led by a strong performance from the Gabbiano label. Two new super-premium wines were also launched in the US – Cellar No. 8 and Carmenet.

In Europe, the newly acquired Australian brand Kangaroo Ridge built on its strong market presence, paving the way for future BBWE growth in continental European markets. The Stone Cellars by Beringer line was repositioned as Beringer Stone Cellars, resulting in several listings with major supermarket retailers. Plans are underway to implement a similar repositioning of Stone Cellars in the Asian market.

Quality brands continue to drive results

The company's steadfast commitment to quality was widely acknowledged by many prestigious awards. The Wolf Blass winery in South Australia was named 'International Winemaker of the Year' at the 2002 International Wine and Spirit Competition, ahead of competitors from France, Italy, the US and New Zealand. At the same competition, the 1998 Wolf Blass Platinum Shiraz was named 'Best Shiraz in the World' and the 2001 Matua Ararimu Chardonnay the 'Best Chardonnay in the World'.

In August 2003, the yet to be released Saltram 2002 'The Eighth Maker' Shiraz won Australia's most coveted winemaking award, 'The Jimmy Watson Trophy'. Four of BBWE's Californian wines placed in the internationally renowned *Wine Spectator's* annual 'Top 100' list in 2002, with the Chateau St. Jean 1999 Cinq Cépages placed at number two.

Quality remains a core value and focus at BBWE, and is evidenced by the continued recognition of wine critics and judges around the world for the ever-improving quality of BBWE's premium wines.

FINANCIAL HIGHLIGHTS 2003

	Net Sales Revenue A$m	Change %	Thousand 9 litre cases	Change %	EBITAS A$m	Change %	ROCE %
BBWE	1,953.9	1.0	18,963	11.8	428.8	-3.1	8.7

Leisure

The right geographic spread of venues across Australia helped Australian Leisure and Hospitality (ALH), Australia's largest hotel owner and operator, deliver a solid result, with EBITA rising 6.9% to $122.3 million for the year.
The negative impacts of smoking bans in Victorian gaming rooms and new South Australian gaming taxes were offset by strong performances from venues in Queensland and New South Wales.

Retail experience and brand power – a successful combination

ALH's retail liquor brand, The Fridge, celebrated its first birthday and was rolled out across South East Queensland. The Fridge provides strong brand awareness and a platform for more effective marketing campaigns to promote ALH's retail liquor business in Queensland.

Superior venues deliver superior returns

In an effort to provide greater leisure and entertainment choice in the suburbs of major cities, ALH also launched a new national initiative during the year, which delivers stylish entertainment venues to the suburbs. The 'Brewbar' venues combine draught beer, good food and live entertainment in contemporary settings and are already showing positive early signs of success.
Maximisation of the property portfolio continued with Brisbane's landmark Breakfast Creek Hotel benefiting from a major refurbishment, and Oxford 152, also in Brisbane, renovated to include an onsite brewery. Sandown Park in Melbourne, The Archer in Adelaide and Balmoral in Perth all benefited from refurbishments, greatly enhancing the quality of the portfolio. Additionally during the year, nine hotels were acquired and eight sold as part of the portfolio optimisation strategy.

Safety program continues to lead the way

The rollout of ALH's Pubsafe program to the hospitality industry commenced and has had positive market acceptance. The program, launched in November 2001, leverages ALH's venue management intellectual capital and is Australia's first integrated hotel health and safety program.
After the close of financial year 2003, Foster's announced it would divest its interests in ALH via an initial public offering. For more information see the President & CEO's section on pages 7 and 8.

FINANCIAL HIGHLIGHTS 2003

	Net Sales Revenue A$m	Change %	EBITA A$m	Change %	ROCE %
ALH	894.6	5.1	122.3	6.9	19.0


CASCADE
PREMIUM LIGHT
ROTHBURY



EBITA up 6.9% to $122.3 million.

Property

The right mix of business priorities and a continued focus on building Australia's most liveable communities resulted in another successful year for Lensworth. The business delivered EBITA of $28.6 million, up 3.2%, driven by strong demand in Australian residential markets.

The right product in the right location

Customer focus, product diversity and attention to detail are key Lensworth business priorities. The business understands that home buyers have differing needs and works hard to provide choice for all groups, from first home buyers through to retirees.
Lensworth communities are well situated in high population growth corridors, positioning the company to capture growth from the buoyant housing industry. Queensland remained a strong market with the Kawana Waters, Bellvista (Sunshine Coast) and North Lakes (Brisbane's north) projects all performing well. During the year, Lensworth assumed development management responsibility for the North Lakes project, following an agreement with its joint venture partner to conclude the relationship.
Expansion into Victoria was achieved with the successful launch of Highlands at Craigieburn in Melbourne's north.
In NSW, demand for housing lots at Glenmore Park (western Sydney), continued to exceed supply.

Responsibility for the environment and community

At Lensworth, preservation of the welfare and natural beauty of the environments in which its communities grow is vital. The company fosters strong partnerships with federal, state and local governments, environmental and indigenous groups and the community.
Lensworth's commitment to finding environmental solutions was recognised, with Glenmore Park receiving the Urban Development Institute of Australia (NSW) award for environment for its Blue Hills wetland area. The Lensworth Kawana Waters team has also received commendation from the Queensland Environment Protection Authority for its treatment of naturally occurring acid sulphate soils and its approach is now used as a benchmark.

Innovation from Australia's best urban design team

Lensworth's urban planning and design team delivered the 'Walkable Waterfront' at Kawana Island during the year. The widely acclaimed, innovative approach to island living provides full public access to the waterfront for all residents, which is a first for Queensland.

FINANCIAL HIGHLIGHTS 2003

	Total Revenue A$m	Change %	EBITA A$m	Change %	ROCE %
Lensworth	201.0	15.7	28.6	3.2	18.2



COMMUNITY

Foster's believes that a responsible business should support its communities – naturally this is part of the Foster's blend.

Community support

As a member of the community, Foster's is committed to giving something back, and aims to be welcomed in the communities in which it operates. This support continued during the year via donations, both monetary and in-kind, and through community sponsorship programs.

In support of the rural Australian community so affected by the drought, CUB donated over $100,000 to the drought relief program, Farmhand. The production of a Commemorative Firefighters VB Can also raised $80,000 for the Australasian Fire Authorities Council. In response to the devastating Canberra bushfires, CUB, in conjunction with Foster's Group, donated $35,000 to those affected in the Canberra community.

The impacts of the Bali tragedy were felt throughout the entire Australian community and, in response, Foster's Group in conjunction with CUB and BBWE donated $150,000 to the Bali Appeal to help families and victims. ALH in Western Australia also helped raised a further $63,000 for the appeal.

In continued support of its local communities, ALH contributed over $1 million through venue activities and community group support throughout the year. ALH Queensland also raised $120,000 for the St Vincent de Paul Society and, in Victoria, ALH's support of Challenge, Victoria's peak children's cancer support body, continued.

BBWE in Australia continued the Yarra Ridge Achilles Pinot Noir program, producing limited edition magnums for charity auctions around the country. The company also continued its assistance of community tourism, sports, education and welfare organisations. BBWE in the US supported over 355 community groups, spanning education, arts and culture, health research and youth groups.

Lensworth continued its support of Planet Ark's Tree Day with Lensworth staff and community members nationwide, including hundreds of school children, planting over 10,000 new plants.

A responsible approach

As a premium global beverage company, Foster's is committed to responsible drinking and to the responsible marketing of its products. The group is represented on the board of the International Centre for Alcohol Policies whose mission is to help reduce the abuse of alcohol worldwide, to promote understanding of the role of alcohol in society, and to encourage dialogue and pursue partnerships involving the beverage alcohol industry, the public health community and others interested in alcohol policy. Foster's is also a member of Australian Associated Brewers, and funds community alcohol awareness research through the Australian Brewers' Foundation. The ALH division has implemented codes of practice and policies to take a proactive leadership role on responsible gaming within the industry.

For further information see page 32 of this report.


FARMHAND
FOUNDATION

HEALTH SAFETY AND ENVIRONMENT

The right approach to respecting its environment and to protecting its employees is paramount to Foster's – and all part of creating an inspiring workplace.

Health Safety and Environment

The group's Health Safety and Environment (HSE) policy is built around the belief that the health of the environment is vital and all incidents and injuries at work are preventable. Furthermore, Foster's firmly believes that with a program of continuous improvement, the company can minimise its impact on the environment and better protect its employees. The Health Safety and Environmental Management System (HSEMS) brings the HSE policy to life, with tangible actions and an outline of the broad range of activities required to control the company's Occupational Health and Safety and environmental risks.

In 2003, the HSEMS was further developed to incorporate the operations of Foster's global businesses. Almost all international operational sites were involved in the HSEMS audit and improvement cycle, and within the next 12 months it is planned for all sites to be included in this process. The audit and improvement cycle is a continuous improvement platform from which to reach the objective of zero harm or injury to employees and zero harm to the environment as a result of operations.

Occupational Health and Safety

The HSEMS is based on the principles of risk identification and control and seeks to capture best practice experiences from both within the group and from external sources and integrate them within Corporate Standards. At each site, the Corporate Standards are tailored into specific practices that aim to control the risks on an hour-by-hour and day-by-day basis. Successes during the year included the lowest ever Lost Time Injury Frequency Rates recorded for Carlton & United Breweries, Foster's Brewing International and Beringer Blass Wine Estates in California, with some sites running for extended periods without a lost time injury: Wolf Blass Winery (36 months); Aurangabad Brewery in India (13 months); Lautoka in Fiji and Apia, Samoa (12 months).

Environment

Environmental risk assessment starts with the review of the environmental aspects and impacts of the group's business activities. In many areas, authorities have already recognised and regulated for these risks and, of course, Foster's has a strong compliance system that requires assurances from all Foster's businesses that they are in compliance with all applicable environmental regulations.

Above and beyond complying with these regulations, Foster's undertakes its own aspects and impacts assessment. This assessment confirms that the major environmental impacts of a beverage business are: water consumption; energy consumption (and thus Greenhouse gas emissions); and post consumer packaging wastes. A database has been in use since 1997 for the successful CUB Greenhouse Challenge energy management program and, in the coming year, data collection will be extended to all Foster's operational businesses. Additionally, all Australian sites were asked to complete a Waste Management Plan in 2003, and this request will be extended to all sites worldwide in 2004.

During the year, Foster's was an active participant in a number of environmentally related organisations and causes, including: National Packaging Covenant (Aust); National Pollutant Inventory (Aust); Beverage Industry Environment Council (Aust); Buy Recycled Business Alliance (Aust); Greenhouse Challenge (Aust); Californian Association of Winegrape Growers and Wine Institute's 'Code of Sustainable Winegrowing'; Wine Industry National Environment Committee; and the South Australian Wine and Brandy Association Environment Committee. In addition, our Sonoma County Wineries in California have been certified as 'Green Businesses' by the County and Bay Area governments.

For more information, go to the Foster's website at www.fostersgroup.com

CUB Greenhouse Gas Emissions

20.0
19.6
19.4
19.1
198,934
190,806
185,617
179,322
99/00
00/01
01/02
02/03

Net Emissions (CO2 equivalent)

Emissions Index (kg CO2/100L beer produced)

CUB Water Management

(hLitres of Water Used & Beer Produced)

4.113
4.321
4.034
3.85
99/00
00/01
01/02
02/03

SENIOR MANAGEMENT



Ted Kunkel

President and
Chief Executive Officer

After a 24-year career in the beer and wine industries, Ted Kunkel was appointed Foster's President and CEO in 1992. Since then, under Mr Kunkel's stewardship, Foster's has regained its financial strength and emerged as a globally significant, premium branded beverage company.



Walter Klenz

Managing Director –
Beringer Blass Wine Estates

Walter Klenz joined Beringer Vineyards in 1976 and was Chairman and CEO when Foster's announced its 2000 acquisition. Mr Klenz took up his current position in 2001 and is responsible for managing Foster's global wine strategy.



John O'Grady

Managing Director –
Lensworth Group

In over 20 years with the company, John O'Grady has successfully transformed his area of the Foster's business from an efficient asset disposal operation into one of Australia's leading residential community developers.



Trevor O'Hoy

Managing Director –
Carlton & United Breweries

More than 27 years experience with Foster's, including five years as Chief Financial Officer, provided the foundation for Trevor O'Hoy's appointment to the role of Managing Director CUB in 2002. Mr O'Hoy has responsibility for CUB's diverse beer, spirits and hospitality interests.



Richard Scully

Managing Director –
Foster's Brewing International

After a number of senior brewing industry roles in North America, the UK and Europe, Richard Scully moved to Foster's in Melbourne in 1995 to drive international operations globally. In 2000, Mr Scully became responsible for all beer businesses outside Australia.



Peter Bobeff

Senior Vice President –
Commercial Affairs
Foster's Group

Peter Bobeff was a partner of Australian law firm Corrs Chambers Westgarth, specialising in commercial and business law for a period of 28 years, prior to joining Foster's in 1992. Mr Bobeff is responsible for Foster's secretarial, legal, internal audit, risk management and occupational health and safety.



Ben Lawrence

Senior Vice President –
Human Resources
Foster's Group

With more than 20 years human resources experience to his credit, Ben Lawrence was appointed the head of Foster's human resources globally in 2001. Mr Lawrence is responsible for developing people and organisation policies and strategies for Foster's worldwide.



Peter Scott

Chief Financial Officer –
Foster's Group

Peter Scott's 26-year career in finance and business consulting includes 12 years in the US wine industry. Mr Scott joined Beringer US in 1997 and joined Foster's in Melbourne as Chief Financial Officer in 2002. Mr Scott's role encompasses group finance, tax, treasury and investor relations.



Graeme Willersdorf

Senior Vice President –
Corporate Affairs
Foster's Group

A breadth of knowledge across diverse business areas provided the foundation for Graeme Willersdorf's corporate affairs responsibilities. Mr Willersdorf joined Foster's in 1984 and is responsible for all aspects of public affairs and corporate communications globally.

THE BOARD OF DIRECTORS



F J Swan E T Kunkel M L Cattermole D A Crawford B Healey G W McGregor

F J Swan B.Sc., FAICD, FID (UK) (62)
Member of the Board since August 1996 and Chairman since October 1999

Mr Swan is a Director of the Commonwealth Bank of Australia Limited and National Foods Limited. Mr Swan is also a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Securities held: 72,177 [1]

E T Kunkel B.Sc. (60)
Member of the Board, President and Chief Executive Officer since March 1992

Mr Kunkel is a Director of a number of subsidiaries of Foster's Group Limited and is the only Executive Director on the Board of the Company. Mr Kunkel is also a Director of Billabong International Limited.

Securities held: 686,125 [1], 1,250,000 [2]

M L Cattermole AM, B.Sc., FACS (55)
Member of the Board since October 1999

Mrs Cattermole is a Director of Kaz Group Limited, Lansa Pty. Limited, Lansa Holdings Inc. and the Melbourne Theatre Company. Mrs Cattermole also has had a number of significant appointments to government, hospital and research boards and committees.

Securities held: 110,877 [1]

D A Crawford B.Com., LLB, FCA, FCPA (59)
Member of the Board since August 2001

Mr Crawford is Chairman of Lend Lease Corporation Limited, a Director of BHP Billiton Limited, National Foods Limited and Westpac Banking Corporation. Mr Crawford is Chairman of the Australian Ballet, Treasurer of the Melbourne Cricket Club and a member of the University of Melbourne Council. Mr Crawford is also on the Advisory Board of Allens Arthur Robinson and is a former partner and National Chairman of KPMG.

Securities held: 9,581 [1]

B Healey (69)
Member of the Board since December 1993

Mr Healey is Chairman of Centro Properties Limited and a Director of Orica Limited, Incitec Pivot Limited and The Foster's Sports Foundation.

Securities held: 41,657 [1]

G W McGregor AO, B.Ec., FCPA, FAICD (64)
Member of the Board since April 1999

Mr McGregor is a Director of Santos Limited, Were Securities Limited, Community Foundation Network Limited and Nufarm Limited. Mr McGregor is a member of the Financial Reporting Council and was previously on the Foster's Group Board from 1992–1996.

Securities held: 19,535 [1]

[1] Fully paid ordinary shares.
[2] Beneficially held options over 1,250,000 unissued ordinary shares.

CORPORATE GOVERNANCE

In March 2003, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). Foster's supports the Recommendations in advancing good corporate governance.

Foster's has had in place for some time, corporate governance structures and processes that are substantially in compliance with the Recommendations. In those areas where some refinement was required, initiatives are either complete or well advanced in their implementation.

In reviewing its structures and processes in light of the Recommendations, Foster's has sought to ensure quality outcomes rather than quick solutions.

Foster's is developing a Corporate Governance section of its website (www.fostersgroup.com), which will set out the information required by the Recommendations. Preparation of other information required to appear on the Foster's website is well advanced and will shortly be incorporated.

Board of Directors

The Board of Directors of Foster's has the primary responsibility for guiding and monitoring the business and affairs of the Group, including compliance with the Group's corporate governance objectives, policies and procedures, on behalf of shareholders. All non-executive Directors are independent. The Board has delegated responsibility for the operation and administration of the Group to the Chief Executive Officer, who is accountable to the Board for the performance of those duties.

The Constitution of Foster's specifies that:

- The number of Directors may not be less than the number required by the Corporations Act 2001, (which is currently three), nor more than 15 (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors shall be six.
- At each Annual General Meeting:
  - One third of Directors (other than the Chief Executive Officer and Directors who have been appointed to fill casual vacancies since the previous Annual General Meeting) are required to retire and may stand for re-election; and
  - Directors who have filled casual vacancies are required to be elected at the first Annual General Meeting following their appointment by the Board.

The role and responsibilities of the Board, the functions reserved to the Board and those delegated to management will be formalised in a Board Charter. The Board Charter will set out the duties and responsibilities of the Board. The Board Charter will stipulate that the Board must comprise a majority of independent Directors.

The Board has resolved that the position of Chairman of the Board be held by an independent Director, and the position of Chairman and the Chief Executive Officer will be held by different persons.

The Board has established processes by which it undertakes its responsibilities and seeks to achieve best practice in matters of governance and accountability. These processes are under constant review, and include:

- A compliance program whereby executives of the Group are required to bring certain matters to the attention of Directors on a quarterly basis or sooner where appropriate. The compliance program ensures that the Group complies with its legal and regulatory obligations. The program requires executives, line managers and employees to be aware of the laws that apply to their areas of responsibility and follow Group-wide reporting procedures. The program presently covers a number of regulatory areas including Accounting Standards, Anti-discrimination and Sexual Harassment, Corporations Act, Employee and Industrial Relations, Environment, Intellectual Property, Liquor and Gaming Law, Occupational Health and Safety, Privacy, Product Liability, Professional Indemnity and Directors' and Officers' Liability Insurance, Stock Exchange, Superannuation, Taxation, Trade Practices and Treasury. The Group takes its regulatory obligations seriously and continually looks for initiatives to improve its standard of compliance.
- A reportable issues system to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response.
- Regular reports by management, both oral and written, to Directors, in addition to the compliance reporting program, covering the financial standing, operating results and business risks of the Group. This is supplemented with an annual certification by the Chief Executive Officer and the Chief Financial Officer, confirming that the financial report represents a true and fair view, in all material respects, of the Company's condition and operational results.
- The use of charters and policies on a wide range of issues that are material to the Group, including:
  - Audit;
  - Human Resources;
  - Treasury;
  - Compliance;
  - Ethics;
  - Dealing in Company Securities;
  - Acceptance of Directorships in Public Companies;
  - Political Donations; and
  - Whistleblower policy.
- A number of Board Committees established with the objective of assisting the Board carry out its duties in specific areas (see further details in relation to Board Committees on page 30).

In addition, Foster's Compliance Working Group, which consists of representatives of management, is responsible for implementing the Board policy for compliance.

In 2001, Foster's adopted a new Constitution in preference to amending the former Memorandum and Articles of Association. This was to update the Constitution in accordance with changes to the Corporations Act and the Australian Stock Exchange Listing Rules and to reflect current good corporate practice.

A review has commenced of the Board's performance using external advisers. This review involves assessment of performance against Board and Committee Charters and the underlying processes by which Board and Committee activities are undertaken.

The performance of the Board is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external advisers in a range of fields.

Board Committees

The Board carries out a number of its duties and responsibilities through the use of specific Board Committees.

All Directors of Foster's receive copies of Committee papers and may attend meetings of Committees of which they are not members.

Audit Committee

The primary objective of the Audit Committee is to assist the Board in fulfilling its corporate governance and overseeing responsibilities relating to accounting and reporting and risk management practices.

The Committee meets as required and at least four times each year.

The Chairman is required to call a meeting of the Audit Committee when requested to do so by a Committee member, the Chief Executive Officer, the Chief Financial Officer or Foster's internal or external auditors. The Committee has unlimited access to both internal and external auditors, and to senior management of Foster's.

The primary duties and responsibilities of the Audit Committee are set out in its Charter and include:

- Recommend to the Board which external auditors to appoint (subject to shareholder approval);
- Review and approve the audit plan of the external auditors and reasons for subsequent variations from this plan;
- Review the audit plan and the organisation of the outsourced internal audit function;
- Ensure that no management restrictions are being placed upon either the internal or external auditors;
- Review reports provided to the Committee by the internal and external auditors;
- Evaluate the adequacy and effectiveness of the Group's administrative, operating and accounting policies and controls through active communication with operating management, internal audit and the external auditors; and
- Review public financial and regulatory reports prior to their release.

The Audit Committee also evaluates the quality of the risk management systems established and assesses their continued and effective operation.

The Audit Committee Charter clearly identifies those services that the external auditor may provide, those that may not be supplied and those that require specific Audit Committee approval. These services have been revised and changes implemented in line with contemporary best practice.

The Board has also agreed that it will not invite any past or present lead audit partner of the firm currently engaged as Foster's external auditor to fill a vacancy on the Board.

The lead audit partner will be required to rotate off the audit after their involvement for a maximum of five years and there will be a period of at least three years before that partner can again be involved in Foster's audit. The external auditor will be requested to attend the Annual General Meeting and be available to answer shareholder questions.

The internal audit function is provided by a firm other than the external audit firm.

These decisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of Foster's.

The Committee consists entirely of independent, non-executive Directors. At least two of the members of the Committee have comprehensive financial experience.

The current members of the Committee are G W McGregor (Chairman), D A Crawford and B Healey.

Human Resources Committee

The Human Resources Committee was established with the principal objective as set out in its Charter, to formally review and, where appropriate, recommend and approve salaries, bonuses, executive remuneration, executive succession planning and other Group issues, plans, policies and current philosophies related to the management of human resources.

The Committee consists entirely of independent, non-executive Directors.

The Committee meets as required and at least four times per year.

The current members of the Committee are F J Swan (Chairman), M L Cattermole and B Healey.

Compliance Committee

The Compliance Committee has the duties and responsibilities to:

- Monitor adherence to the Group's Code of Ethics, discussed on page 31;
- Ensure that the Group's compliance processes are adequate and effective;
- Ensure that appropriate compliance information is provided to the Board; and
- Maintain open communication channels among the Committee, the Compliance Working Group, management and advisers so that they can effectively perform their respective duties and responsibilities.

The Committee consists entirely of independent, non-executive Directors. A member of Foster's senior management team, corporate compliance officers across the Group and others deemed appropriate by the Committee from time to time are invited to attend Compliance Committee meetings.

The Committee meets as required and at least four times per year.

The current members of the Committee are B Healey (Chairman), M L Cattermole and G W McGregor.

Succession Committee

The Succession Committee was established to manage nominations for Board succession, including recommendations for the selection, appointment and retirement of Directors.

The majority of the Committee are independent, non-executive Directors.

The Committee Charter will be extended to include processes for evaluating the performance of the Board and individual Directors and will formalise the existing induction, education and information reporting processes affecting the Board and its members.

The current members of the Committee are F J Swan (Chairman), B Healey and E T Kunkel.

Treasury Committee

The Treasury Committee was established in 2003 with the following responsibilities in respect of financial risk management activities:

Financial Risk Management (FRM) Policy and Annual Treasury Strategy (ATS) (including limits)

- Recommend to the Board the establishment of, and amendments to, the FRM Policy;
- Recommend to the Board the funding strategy and borrowing limits as detailed in ATS Paper (at least annually);
- Develop a strategic view on financial risk management and approve risk management strategies recommended by the Vice President Treasury within the constraints of the FRM Policy;

- Approve specific financial arrangements as recommended by the Chief Financial Officer within the constraints of the Group Borrowing Limits or recommend to the Board for its approval, specific financial arrangements;
- Approve new financial instruments types and techniques for managing financial exposures of the Group's specifically covered by the FRM Policy for subsequent ratification by the Board;
- Approve amendments to the list of authorised counterparties within the limits of the FRM Policy; and
- Approve increases in counterparty credit limits specified in the FRM Policy with subsequent ratification by the Board.

Performance Monitoring

- Review any issues that are considered relevant to prudent financial risk management activities;
- Review funding activities and financial risk management performance at least quarterly; and
- Report to the Board on funding activities and financial risk management activities and performance, including details of any policy breaches, at least quarterly.

The majority of the Committee consists of independent, non-executive Directors.

The Committee meets as required and at least four times per year.

The current members of the Committee are D A Crawford (Chairman), G W McGregor and E T Kunkel.

Remuneration of Non-Executive Directors

The fees payable to non-executive Directors are determined by the Board within the aggregate amount approved by shareholders. Shareholder approval was last given at the Annual General Meeting held on 23 October 1995 for the maximum aggregate remuneration of $900,000 per year.

Shareholder approval was given at the Annual General Meeting held on 14 November 1988 for the remuneration of non-executive Directors to include a retirement agreement providing for one lump sum payment equal to one tenth of their total emoluments for the three years preceding retirement for every year of completed service as a Director up to maximum of sixteen and two thirds years of service. The Board has discontinued these arrangements that provided for these benefits for non-executive Directors. The entitlements of current non-executive Directors at the time of discontinuance will not be affected, but no new non-executive Directors appointed after that time will be eligible to receive these benefits under the retirement agreement.

Details of the emoluments and the policies relating to the remuneration of non-executive Directors are disclosed in the Directors' Report.

Remuneration of Senior Executives

The remuneration levels of the Chief Executive Officer and other senior executives and managers are recommended by the Human Resources Committee and approved by the Board, having regard to advice from independent consultants and after taking into consideration those levels that apply to similar positions in comparable companies, and the performance of the Chief Executive Officer and senior executives and managers.

Evaluation of the performance of key executives is conducted by the Chief Executive Officer in conjunction with the Human Resources Committee, and in relation to the Chief Executive Officer, by the Chairman and the Board.

The policy for determining remuneration levels, and the relationship to Company performance is referred to in the Directors' Report.

Risk Identification and Management

The Group is committed to the identification, monitoring and management of risks associated with its business activities and has established policies in relation to the implementation of practical and effective control systems. These include:

- An enterprise wide risk management system to enable the identification, management and reporting of risk throughout the business. The system is based on the Australian/New Zealand Risk Management Standard;
- A clearly defined organisation structure with approved authority limits;
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be acted upon;
- Procedures relating to capital expenditure, asset and liability management;
- Protection of the Group's brands globally;
- Policies to manage the financial risks including hedging foreign exchange exposures;
- Appropriate due diligence procedures for corporate acquisitions and disposals;
- A reportable issues system (crisis management);
- A compliance program, discussed on page 30;
- A health, safety and environment policy, discussed on page 32;
- Safety programs aimed at zero injury;
- Directors' questionnaire to management; and
- A comprehensive Group-wide insurance program.

Internal audit monitors the internal control framework Group-wide. The Audit Committee approves the annual internal audit plan, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks.

Code of Ethics

Foster's has in place a formal code of ethics that requires all Directors, officers and employees to observe high standards of conduct and ethical behaviour in all of the Group's activities, including its dealings with employees, customers, consumers, suppliers, business partners, the general community and the environment in which it operates.

Senior executives are permitted to have one non-executive directorship of an external company, depending on the particular circumstances, but only on the recommendation by the Chief Executive Officer for approval of the Board.

Conflicts of Interest and Related Party Transactions

Apart from legal obligations, Directors and senior executives are required to disclose to the Board details of any contract involving any company in the Group in which they have a material interest. Further, it is the Group's policy to ensure Directors and officers should not be involved in situations or arrangements which could give rise to conflicts of interest, irrespective of whether they involve transactions with related parties.

Where a matter is being considered by the Board in which a Director has a material personal interest, that Director may not vote on the matter.

Purchase and Sale of Company Securities and Disclosure of Director's Interest

Foster's has in place a formal policy that reinforces to all Directors, officers and employees of Foster's the operation of the prohibition against insider trading and prescribes certain requirements for dealing in Foster's securities.

Under the policy:

- Directors notify the Chairman of the Board before buying or selling securities in Foster's, except where such purchases or sales are made

within one month following the announcement of the Group's half-yearly or annual results or holding of the Annual General Meeting;
- Where prior notification is not required pursuant to the foregoing, Directors still promptly notify the Board of purchases and sales and Foster's promptly notifies the Australian Stock Exchange;
- Approval is required from the Chief Executive Officer for senior managers to purchase or sell Company securities; and
- The Board recognises that it is the individual responsibility of each Director and other officers to ensure that they comply with the spirit and the letter of the insider trading laws. Notification to the Board in no way implies Board approval of any transaction.

Disclosure

As a priority, Foster's observes its disclosure obligations under the Corporations Act and the ASX Listing Rules, and Foster's has in place well developed procedures for dealing with compliance.

Shareholder Communication

Foster's continues to be conscious of the importance of maintaining effective communications with shareholders and has in place a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings. Foster's continually examines how best to take advantage of technology to enhance shareholder communications, and how to use general meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

Directors' access to independent advice

Any Director who requires legal advice in relation to the performance of his or her duties as a Director of Foster's must inform the Chairman of the issue that raises the concern that requires legal advice, and the advice is then to be obtained in consultation with the Chairman. The costs reasonably incurred are reimbursable by Foster's. When the advice is to hand, it is to be made available to all Directors.

Corporate Social Responsibility

As part of its mission, Foster's seeks to be welcomed in the communities in which it operates. To support this mission, each year Foster's contributes in terms of monetary, product donations and sponsorships to thousands of charitable, sporting and arts organisations around Australia and internationally.

As a company that manufactures and markets alcoholic beverages and operates gaming venues, Foster's has additional social and ethical responsibilities. Responsible drinking and gaming policies are enforced throughout the Group and Foster's also works closely with government and industry groups to ensure its policies meet community expectations.

Foster's promotes the consumption of alcohol as a legitimate and enjoyable social activity. The Group does not sanction or approve of any advertising or promotion that may encourage the rapid or excessive consumption of alcohol. Foster's led the Australian Associated Brewer's (AAB) initiative to develop and implement a responsible drinking educational program, 'Rethinking Drinking' aimed at Australian secondary school students. Through the AAB, Foster's is also a major contributor to research into social and medical problems associated with alcohol abuse.

Foster's ALH business has taken a proactive leadership role within the gaming industry to ensure the responsible service of gaming. ALH has implemented codes of practice, which exceed current state codes and expectations, and policies to promote responsible gaming and positioning of ATM machines in venues. Gaming is only promoted in balance with other offerings at venues, is always promoted responsibly and does not make unrealistic inducements or claims.

Health Safety and Environment (HSE)

Foster's HSE Policy is translated into a detailed Health Safety and Environmental Management System (HSEMS) that details the specific management activities that the Group requires its global operating sites to undertake. During financial year 2002/2003 nearly every operational site around the world became part of the HSEMS audit and improvement cycle. This is a continuous improvement platform to reach the Group's stated objective of 'Zero' injury to our employees and 'Zero' harm to our environment as a result of our operations. Compliance with local laws and regulations in each jurisdiction in which Foster's operates is the minimum standard and is the foundation of the HSEMS.

Occupational Health and Safety

Creation of a safe workplace requires substantial shared commitment on the part of management and all employees. Based on the principles of risk identification and risk control, the HSEMS seeks to capture the best practices and experiences from across the Group's businesses and from external sources and build them into Corporate Standards.

Foster's has set objectives for each business to reach defined levels of compliance to the HSEMS, and thus to be undertaking a wide range of management activities that systematically target prevention of injury. These activities are based around risk assessments of the equipment used and the tasks undertaken at each site and development of appropriate risk control measures.

In concert with the audit and improvement cycle of the HSEMS, trends of injury statistics are reported to the Board quarterly as a gauge of the success or otherwise of the HSE strategy.

Environment

Foster's objective is to cause 'Zero' harm to the environment. Foster's is also involved in a range of proactive initiatives and cooperative programs that are consistent with its commitment to sustainable development. These seek to provide improved environmental outcomes in currently un-regulated areas such as energy and water consumption, greenhouse gas emissions and solid waste to landfill. These initiatives complement Foster's regulatory compliance program.

Minimisation of inputs and waste generation through an eco-efficiency approach is the current mechanism of risk management in relation to major environmental threats like future availability of water resources and greenhouse gas emissions. Foster's also monitors developments in these areas so that manageable risks can be recognised and addressed.

Environmental regulatory compliance is further addressed in the Directors' Report.

Equal Employment Opportunity

Foster's is committed to providing fair and equitable treatment for all employees and an environment where employees can work without distress or interference caused by harassment.

Human resource decisions are made on the basis of merit; that is, the possession of skills, experience, qualifications, ability, attitude and characteristics relevant to the performance of work.

Foster's is committed to complying with relevant Anti-Discrimination, Equal Employment Opportunity and Affirmative Action legislation and maintaining a workplace free from harassment of a sexual, racial, national origin or other discriminatory nature. Any form of harassment is unacceptable to Foster's and is not tolerated in any circumstances. All acts of harassment are thoroughly investigated by Foster's.

Foster's promotes a work environment in which employees have the opportunity to develop their full potential.

DIRECTORS' REPORT

The Directors present their report on the consolidated entity (the 'Group') consisting of Foster's Group Limited (the 'Company') and the entities it controlled at the end of, or during, the year ended 30 June 2003.

1. Principal Activities

The principal activities of the Group during the course of the year were the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.

2. Financial Results

The consolidated net profit of the Group, after deducting income tax expense and outside equity interest decreased 17.5% to $462.9 million, compared with a profit of $560.9 million for the previous year. The current year result included net significant expenditure after tax of $105.2 million. There were no significant items in the previous year.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 1.5% to $1,023.4 million, compared with $1,038.6 million in 2001/2002. Amortisation expense was $51.4 million compared with $47.7 million in the previous year. Earnings before interest, tax and significant items (EBIT) decreased 1.9% to $972.0 million, compared with $990.9 million in the previous year. Significant items for the current year were a net loss of $151.6 million before tax.

Net interest expense decreased by $29.2 million to $153.2 million. Income tax expense decreased by $45.3 million to $196.8 million.

3. Review of Operations

The Australian Beer business, which includes earnings from the sale of cider and spirits, contributed EBITA of $474.8 million, an increase of 6.4% compared with $446.2 million in the previous year. The Australian beer business also incurred significant item expenditure of $165.4 million arising from rationalisation and restructuring activities associated with the closure of the Kent brewery ($150.0 million) and a write-down of sponsorship prepayments ($15.4 million).

Leisure and Hospitality EBITA increased 6.9% to $122.3 million, compared with $114.4 million in the previous year.

The Wine division reported a 14.8% decrease in EBITA to $414.5 million, compared with $486.6 million in the previous year. The Trade business contributed EBITA of $330.0 million, a decrease of 17.7% compared with $401.0 million in the previous year.

Wine Clubs EBITA decreased 10.2% to $49.3 million compared with $54.9 million in the previous year. Wine Services EBITA increased 14.7% to $35.2 million compared with $30.7 million in the previous year.

Foster's Brewing International division reported an increase in EBITA of 25.5% to $39.4 million, compared with $31.4 million in the previous year.

Lensworth EBITA increased by 3.2% to $28.6 million, compared with $27.7 million in the previous year. Lensworth also contributed a significant gain of $13.8 million arising from UK property sales.

Corporate division costs before tax were $56.2 million compared with $67.7 million in the previous year.

Further discussion of the results is contained within the Financial Commentary section of the full financial report.

4. State of Affairs

There were no significant changes in the state of affairs of the Group that occurred during the financial year ended 30 June 2003.

5. Shares

In July 2002 the Company undertook an on-market buy-back of 9.0 million ordinary shares at a total cost of $41.2 million. The on-market buy-back was concluded on 30 July 2002. The price of the shares bought back ranged between $4.50 to $4.60 per share. It is the intention of the Directors that the Company continues to buy-back shares equivalent to the amount of new shares issued under the Company's employee share plans each year, subject to satisfactory conditions prevailing.

Under the terms of the Employee Share and Option Plan, a total of 8,134,700 fully paid ordinary shares were issued to 4,224 Group employees. The shares were allotted at a price of $4.10, which was the weighted average price of the Company's shares traded on the Australian Stock Exchange (ASX) in the week leading up to and including 6 December 2002, less fifty cents per share, in accordance with the Employee Share Plan rules.

Under the terms of the International Employee Share Plan, a total of 198,343 fully paid ordinary shares were issued during the year. These shares are also issued at a fifty cents per share discount to the applicable weighted average market price at the time of issue to eligible employees, at a price which ranged between $3.89 to $4.22 per share.

Under the terms of the Long Term Incentive Plan (LTIP), a total of 718,080 ordinary shares were acquired by eligible employees in September 2002. The Plan is further outlined in the 'Directors and Executives Emoluments' section of this report.

In September 2002, options over 400,000 fully paid ordinary shares were exercised at a price of $2.73 per share. The options were previously granted in 1998.

6. Dividends and DRP

In June 2002 the Directors announced an amendment to the rules of the dividend reinvestment plan (DRP) to remove the 5% discount. The change was effective from 5 September 2002 and first applied to the 2002 final dividend payment. The removal of the discount brings the Company into line with current market practice. The change will also assist with the Company's capital management while enabling shareholders to continue to acquire shares without brokerage commission or other transaction costs.

The 2001/2002 final dividend of $194.5 million (9.5 cents per ordinary share) was paid on 1 October 2002. DRP participation resulted in 8.7 million ordinary shares being issued at $4.91 per share, increasing share capital by $42.7 million.

The 2002/2003 interim dividend of $170.4 million (8.25 cents per ordinary share) was paid on 2 April 2003. DRP participation resulted in 7.1 million ordinary shares being issued at $4.18 per share, increasing share capital by $29.8 million.

Given the growth in earnings and outlook for the Company the Directors have decided to increase the final dividend for the year to 10.5 cents per share compared with the final dividend of 9.5 cents per share for 2001/2002. The total dividend for the year, which will be fully franked, will amount to 18.75 cents, an increase of 10.3% over the dividend for the prior year.

Summary of dividends are as follows:

	2003 $m	2002 $m
Interim dividend of 8.25 cents per ordinary share paid 2 April 2003 (2002 7.5 cents per ordinary share paid 22 March 2002)	170.4	153.0
Final dividend of 10.5 cents per ordinary share proposed by Directors to be paid 1 October 2003 (2002 9.5 cents per ordinary share paid 1 October 2002)	217.6	194.5
Total dividends	388.0	347.5

The 2003 final dividend will be fully franked at a tax rate of 30%. The 2003 interim dividend and the previous year's final dividend were fully franked at 30%.

7. Events Subsequent to Reporting Date

On 12 August 2003, the Group announced its plans to divest the Australian Leisure & Hospitality division, comprising the Group's hotel, gaming and retail liquor operations.

Foster's proposes separating the division into two entities, with each offering distinct investment attributes:

- Australian Leisure & Hospitality Group Limited (ALH), which will conduct the operating business. It is proposed that the shares in ALH will be sold by an initial public offer, following which ALH will list on the Australian Stock Exchange; and
- A separate Property Trust which will offer securities and acquire ALH's freehold property portfolio.

The sale has been structured to deliver to Foster's not less than $1.4 billion gross proceeds. The total amount raised by the sale will depend on the final price of ALH shares established by a bookbuild process.

The Directors are not aware of any other matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, results of those operations or the state of affairs of the Group in subsequent financial years, except as referred to in this Directors' Report and/or elsewhere in this annual report to shareholders.

8. Future Developments

Likely developments in the operations of the Company in subsequent financial years and the expected results of these operations are generally covered elsewhere in the annual report. While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments has not been included because, in the opinion of the Directors, such disclosure would prejudice the interests of the Company.

9. Environmental Regulation

Management of environmental issues is a core component of operational management within the Group's businesses. As a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is core to its business. The Group's operations involve the use of large quantities of natural renewable raw materials, primarily barley, sugars and wine grapes; consumption of water, energy and other processing materials; release of wastes to sewers, natural waterways, land and air; and the use of large quantities of consumer packaging, predominantly glass bottles and aluminium cans. Many discharges to the environment are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive quarterly reports detailing matters involving non-compliance or potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group has not been involved in any prosecution over an environmental breach. Northern California River Watch, a non-Government body, has alleged that one of Beringer Blass Wine Estates' sites had caused pollution of a local river. The regulator has not become involved in the allegation and the Group has refuted the claim and is currently contesting the allegation.

10. The Directors

The members of the Board of Directors as at the date of this report are set out in the section headed 'The Board of Directors' of the Concise Annual Report to Shareholders on page 28.

11. Directors' Meetings

The number of Directors' meetings and meetings of Committees of Directors held in the period each Director held office during the financial year and the number of meetings attended by each Director are:

			Committees											
Director	Board		Audit		Human Resources		Compliance		Succession		Treasury		Other *	
	A	B	A	B	A	B	A	B	A	B	A	B	A	B
M L Cattermole	12	13			7	7	4	4					1	1
D A Crawford	13	13	5	5							1	1		
B Healey	13	13	5	5	7	7	4	4	2	2				
E T Kunkel	13	13							2	2	1	1		
G W McGregor	13	13	5	5			4	4			1	1	1	1
F J Swan	13	13			7	7			2	2				

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
*Other meetings of Committees of Directors are convened as required to discuss specific issues or projects.

All Directors receive copies of Committee papers and may attend meetings of Committees of which they are not members. These attendances are not recorded in the above table. The President and Chief Executive Officer, Mr Kunkel, attended all meetings of the Audit Committee and the Human Resources Committee by invitation except when matters affecting him were discussed.

12. Directors' and Executives' Emoluments

Remuneration Policy

Remuneration policy in respect of non-executive Directors and senior executives is also referred to in the Corporate Governance section of the annual report.

The Human Resources Committee, consisting of three non-executive Directors, makes recommendations to the Board on salaries and incentive programs and more generally on Company issues, plans and policies relating to the management of human resources.

The Company's remuneration policy is to ensure that remuneration packages properly reflect the duties and responsibilities of the senior executives and are suitable to attract and retain the best available executive talent.

The Board of Foster's Group Limited believes that it is important for the senior executives to have ongoing share ownership in the Company. The existing Long Term Incentive Plan (LTIP) is a reflection of this view. In the normal course, the Directors would expect that over a period of about five years, senior executives should aim to acquire shares to the value of one times, and in the case of Chief Executive Officer, 1.5 times prevailing remuneration.

The fees payable to non-executive Directors are determined by the Board within the aggregate amount approved by shareholders. Board fees are not paid to executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

Relationship between remuneration policy and Company performance

Non-executive Directors

The focus of the Board is on the long-term strategic direction and overall performance of the Company. As a consequence, non-executive Director remuneration is not directly related to the short-term results of the Company. In setting the fees for non-executive Directors, other large comparative companies are used as a benchmark and examination of the Company's long-term performance. The total fee payable to the Directors is periodically reviewed and proposed to shareholders at the Annual General Meeting for approval.

The non-executive Directors have agreed to apply 20% of their cash remuneration to purchase shares in the Company. The shares are purchased on-market in the month following the announcement of the Company's half-yearly and annual results. By this method, the non-executive Director will accumulate over time, a minimum equivalent of one year's fees in Company shares at their own cost. It is expected they would maintain this level of minimum share ownership while they remain a Director of the Company.

This accords with current international practice to encourage Directors of companies to hold more equity in those companies and more readily identify with shareholders of those companies.

Senior Executives

Remuneration packages are structured in such a way that a significant part, on average around 45%, of the individual's reward depends upon the achievement of business objectives and the profitability of the Company. All senior executives have performance objectives which include the achievement of operating result targets.

The composition of senior executive remuneration is made up as follows:

Base, or Fixed Remuneration – determined by the scope of the role, level of knowledge, skill and experience required of the individual, together with individual performance. Market data is used from appropriate external sources to review levels of fixed remuneration.

Short Term Incentive Plan (STIP) – typically comprises a target payout of fixed remuneration, based on the achievement of key performance and operating result objectives. Business financial performance is a key determinant of short-term incentive payments, and is based on earnings and return on capital objectives. All senior executives have a portion of their target incentive tied to overall Foster's Group financial performance as well as their own area of operational responsibility.

The Board relies on audited annual results to declare all short-term incentive plan payments.

Long Term Incentive Plan (LTIP) – reward for the achievement of long-term shareholder return is provided via the LTIP, initially approved by shareholders in 1998. Under the Plan, participants may be entitled to ordinary shares in the Company if certain performance standards are met. The performance standard is measured by total shareholder return compared with a peer group of companies. This peer group comprises relevant companies on the Australian Stock Exchange, as well as a number of international companies in the same industry sector.

If the Company's relative performance is below the median of the peer group, no shares shall be issued. If the Company's relative performance is at the median or above, the participants will be entitled to between 50% and 100% of a set percentage of their fixed remuneration package (FR) at the date of the offer to the participant. The set percentage of their FR is dependent on the category of their employment as follows:

	Entitlement at minimum performance standard (% of FR)	Entitlement at maximum performance standard (% of FR)
Senior Executive	60	120
Executive	40	80
Senior Management	20	40
Management	15	30

Further details on LTIP are included in explanatory notes accompanying the 2003 Notice of Annual General Meeting.

It is difficult to assess the economic benefits of the LTIP because the benefit only accrues to the executive if the performance criteria are satisfied and to the extent they are satisfied. Regular reporting of total shareholder returns and peer group performance to LTIP participants is used to ensure there is attention given to the ongoing level of shareholder return.

In determining the benefit arising for executives participating in the LTIP the Directors have taken actuarial advice relative to the maximum level of participation and a weighted average of share entitlements has been calculated assuming a uniform distribution for Foster's ultimate ranking.

In September 2002, in accordance with the LTIP criteria, a total of 718,080 ordinary shares in the Company were acquired by eligible employees at $0.00 per share. This distribution was approved by the Board based on audited data from external providers.

Emolument details

Details of the nature and amount of each element of the emoluments of each Director of Foster's Group Limited and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following tables:

Non-Executive Directors of Foster's Group Limited

Name	Base Fee [1] $	Committee Fees $	Superannuation [2] $	Total $
F J Swan	225,000	0	93,326	318,326
M L Cattermole	75,000	8,000	28,660	111,660
D A Crawford	75,000	8,750	22,213	105,963
B Healey	75,000	20,000	39,672	134,672
G W McGregor	75,000	20,750	35,697	131,447

[1] Includes amounts for shares purchased in Foster's Group Limited through the minimum application of 20% of Directors' base fees.

[2] The imputed value for superannuation contributions is based on the terms and conditions as set out in the relevant superannuation trust deed and Directors' retirement benefits agreement. The amount does not form part of the maximum Directors' fees as approved by shareholders at the Annual General Meeting held on 14 November 1988.

Executives of Foster's Group Limited and the Consolidated Entity

Name	Base Salary and Benefits [1] $	STIP $	LTIP [2] $	Total $
Executive Director & CEO				
E T Kunkel	1,504,970	536,600	727,824	2,769,394
Other Executives				
T L O'Hoy [3]	804,305	669,100	271,306	1,744,711
J F O'Grady [3,4]	584,524	711,300	208,718	1,504,542
W T Klenz [3]	947,199	152,688	332,760	1,432,647
P F Scott [3]	860,982	305,274	249,499	1,415,755
P A Bobeff [3]	783,843	232,600	282,067	1,298,510

[1] Benefits include, where applicable, superannuation, motor vehicle lease payments and running costs, allowances, FBT and value attributed to Employee Share Plan issues.

[2] Represents the estimated value of Long Term Incentive Plan (LTIP) benefits attributed to the above executives for the current financial year.

[3] Executive of Foster's Group Limited.

[4] Short Term Incentive Plan (STIP) includes an additional $75,000 in relation to the 2002 financial year.

The executives disclosed exclude any executives who would have been included because of a termination payment received. Such payments total $1,644,231 (2002 $2,646,000).

Options

Details of the ordinary shares of the Company under options at the date of this report are:

Issue Date	Exercise Price $ per share	Hurdle Price $ per share	Expiry Date[1]	No. of Options	No. of Shares
1996	2.12	3.08	Nov 2005	50,000	50,000
1996	2.12	3.40	Nov 2005	1,200,000	1,200,000
1997	2.36	3.08	Nov 2005	160,000	160,000
1997	2.36	3.40	Nov 2005	160,000	160,000
1998	2.48	3.40	Nov 2005	420,000	420,000
				1,990,000	1,990,000

[1] At the 1999 Annual General Meeting a special resolution was ratified by shareholders to amend the exercise terms of certain options issued as part of the Employee Share Plan (Plan). This resolution extended the existing exercise period of the options until 5 November 2005.

These options can only be exercised if the last sale price of the Company's shares on the ASX reaches or exceeds the hurdle price on any five consecutive business days during the year preceding the time of exercise.

With the current use of the Long Term Incentive Plan, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been issued by the Company since 1998.

During or since the end of the financial year the Company issued ordinary shares as a result of the exercise of options as follows:

Number of shares	Amount paid on each share
250,000	$2.73
150,000	$2.73
400,000	

13. Indemnification of officers

The Company has, in accordance with the Constitution, entered into insurance contracts which indemnify Directors and officers of the Company and its subsidiaries against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

14. Rounding

The Company is a company of the kind referred to Class Order 98/0100 issued by the Australian Securities and Investments Commission and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated 26 August 2003

Frank J Swan
Chairman

E T (Ted) Kunkel
President and
Chief Executive Officer

STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 30 June		Consolidated	
	Note	2003 $m	2002 $m
Net sales revenue	3	4,731.5	4,572.0
Cost of sales		(2,386.9)	(2,299.0)
Gross profit		2,344.6	2,273.0
Other operating revenue	3	365.2	451.9
Selling expenses		(567.4)	(562.5)
Marketing expenses		(313.5)	(300.8)
Distribution expenses		(121.8)	(100.2)
Administration expenses		(720.1)	(764.5)
Other expenses	4	(175.3)	(13.2)
Share of net profits of associates and joint ventures accounted for using the equity method		8.7	7.2
Earnings before interest and income tax		820.4	990.9
Interest revenue		146.1	140.1
Borrowing expenses		(299.3)	(322.5)
Net interest expense		(153.2)	(182.4)
Profit from ordinary activities before income tax		667.2	808.5
Income tax expense		(196.8)	(242.1)
Net profit		470.4	566.4
Net profit attributable to outside equity interest		(7.5)	(5.5)
Net profit attributable to members of Foster's Group Limited		462.9	560.9
Adjustment from change in accounting policy	2	151.3	–
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		(36.3)	(81.5)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		115.0	(81.5)
Total changes in equity other than those resulting from transactions with owners as owners		577.9	479.4
Earnings per share (cents)	6		
Basic		22.3	27.4
Diluted		21.9	26.7

The statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

STATEMENT OF FINANCIAL POSITION

As at 30 June	Consolidated	
	2003	2002
	$m	$m
Current assets		
Cash assets	357.6	277.4
Receivables	1,429.3	1,186.7
Inventories	1,159.3	1,114.7
Other current assets	55.1	62.4
Total current assets	3,001.3	2,641.2
Non-current assets		
Receivables	102.7	93.0
Inventories	571.8	564.0
Investments accounted for using the equity method	89.7	73.0
Other financial assets	1.9	2.4
Property, plant and equipment	2,771.8	2,908.8
Agricultural assets	328.5	357.7
Intangible assets	2,433.4	2,583.5
Deferred tax assets	247.7	226.0
Other non-current assets	40.1	61.4
Total non-current assets	6,587.6	6,869.8
Total assets	9,588.9	9,511.0
Current liabilities		
Payables	1,260.5	1,054.0
Interest bearing liabilities	770.9	237.1
Current tax liabilities	107.7	121.8
Provisions	131.7	284.0
Total current liabilities	2,270.8	1,696.9
Non-current liabilities		
Payables	183.8	111.7
Interest bearing liabilities	2,234.3	3,148.3
Deferred tax liabilities	326.3	283.7
Provisions	80.6	58.5
Total non-current liabilities	2,825.0	3,602.2
Total liabilities	5,095.8	5,299.1
Net assets	4,493.1	4,211.9
Equity		
Shareholders' interest		
Contributed equity	3,511.9	3,445.5
Reserves	18.3	12.1
Retained profits	910.7	704.8
Total parent entity interest	4,440.9	4,162.4
Outside equity interests in controlled entities	52.2	49.5
Total equity	4,493.1	4,211.9

The statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

STATEMENT OF CASH FLOWS

For the year ended 30 June	Consolidated 2003 $m	2002 $m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	7,150.0	6,617.1
Payments to suppliers, governments and employees	(6,039.7)	(5,721.5)
Interest received	146.8	133.4
Borrowing costs	(303.6)	(293.4)
Income taxes paid	(257.0)	(101.2)
Net cash flows from operating activities	696.5	634.4
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	(87.6)	(101.8)
Payments to acquire outside equity interest in controlled entities	(9.3)	(0.3)
Payments for property, plant, equipment and agricultural assets	(309.8)	(285.0)
Payments for acquisition of investments and other assets	(103.8)	(27.7)
Net proceeds from repayment of loans	109.4	0.6
Proceeds from sale of property, plant and equipment	42.9	81.0
Proceeds from sale of investments and other assets	–	5.4
Net cash flows from investing activities	(358.2)	(327.8)
Cash flows from financing activities		
Payments for shares bought back	(41.2)	–
Proceeds from issue of shares and exercise of options	1.9	96.0
Proceeds from borrowings	163.7	660.0
Repayment of borrowings	(86.7)	(1,163.6)
Distributions to outside equity interest	(2.6)	(3.3)
Dividends paid	(287.5)	(154.9)
Net cash flows from financing activities	(252.4)	(565.8)
Total cash flows from activities	85.9	(259.2)
Cash at the beginning of the year	271.4	534.5
Effects of exchange rate changes on foreign currency cash flows and cash balances	(19.7)	(3.9)
Cash at the end of the year	337.6	271.4

The statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and Analysis of Consolidated Statement of Financial Performance

The net profit attributable to members of Foster's Group Limited for the year was $462.9 million, representing a decrease of 17.5% from the previous year's result of $560.9 million.

Included in the current year result were significant items totalling a loss of $151.6 million before tax. The significant items comprise a $150.0 million charge for the Carlton operational review, largely associated with the closure of the Kent Brewery, Sydney by February 2005; a write-down to the carrying value of Carlton's prepaid sponsorships of $15.4 million and a $13.8 million profit on the sale of properties in the UK by the Lensworth division. The tax benefit applicable to the significant items was $46.4 million. The net significant item loss after tax was $105.2 million. Excluding the impact of the significant items, net profit after tax was $568.1 million, an increase of 1.3% over the previous year's result. There were no significant items in the previous year. Note 4 provides further detail on the significant items.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 1.5% to $1,023.4 million, compared with $1,038.6 million in 2001/2002. Amortisation expense was $51.4 million compared with $47.7 million in the previous year. Earnings before interest, tax and significant items decreased 1.9% to $972.0 million, compared with $990.9 million in the previous year.

Total operating revenue increased 1.5% from $5,164.0 million to $5,242.8 million. Net sales revenue for the year is $4,731.5 million, compared with $4,572.0 million for the previous year, an increase of 3.5%.

Net interest expense has decreased from $182.4 million to $152.3 million, mainly attributable to lower average interest rates.

The Group's tax expense (excluding significant items) was $243.2 million compared with $242.1 million in the previous corresponding period. The overall effective tax rate remains at the Australian corporate tax rate of 30%.

Basic earnings per share was 22.3 cents (2002 27.4 cents) (refer to note 6).

Refer to the segment note (note 5) for profit from ordinary activities before income tax by industry segments.

Discussion and Analysis of Consolidated Statement of Financial Position

Consolidated net assets increased by $281.2 million during the year from $4,211.9 million to $4,493.1 million. Total assets increased by $77.9 million from $9,511.0 million to $9,588.9 million.

The increase in net assets is attributable to:

- an increase in cash of $80.2 million
- an increase in current and non-current receivables of $252.3 million, mainly attributable to Treasury unrealised hedge gains (offset by a similar movement in accounts payable)
- an increase in current and non-current inventory of $52.4 million
- an increase in investments and other financial assets of $16.2 million, mainly due to the acquisition of a 39.95% share in African and Eastern
- a decrease in current and non-current interest bearing liabilities of $380.2 million
- a decrease in current and non-current provisions of $130.2 million, mainly attributable to the change in the accounting policy for dividends. In accordance with new accounting standard requirements, no provision for dividend has been recognised in the financial report at 30 June 2003.

Offset by:

- a decrease in current and non-current other assets of $28.6 million, mainly due to the write-down of Carlton sponsorship prepayments
- a decrease in property, plant and equipment of $137.0 million
- a decrease in agricultural assets of $29.2 million
- a decrease in intangibles of $150.1 million
- an increase in current and non-current accounts payable of $278.6 million, mainly attributable to Treasury unrealised hedge losses (offset by a similar movement in accounts receivable)
- an increase in net current and deferred tax liabilities of $6.8 million

Contributed equity has increased by $66.4 million from $3,445.5 million to $3,511.9 million. The increase is due to:

- $72.5 million of shares issued under the dividend reinvestment plan
- $34.0 million of shares issued under the employee share scheme
- $1.1 million from the exercise of options held over 400,000 fully paid ordinary shares

Offset by:

- $41.2 million cost of the on-market buy-back of 9.0 million shares completed in July 2002.

Reserves have increased by $6.2 million from $12.1 million to $18.3 million due to net movements in the exchange fluctuation reserve.

Return on net equity attributable to members of Foster's Group Limited after significant items was 10.4%, compared with 13.5% for the previous year.

Discussion and Analysis of Consolidated Statement of Cash Flows

Net cash inflows from operating activities was $696.5 million, an increase of $62.1 million over the previous year.

Total investment and capital expenditure was $510.5 million, compared with $414.8 million in the previous year.

NOTES TO FINANCIAL STATEMENTS

Note 1 Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical cost, except for grape vines, which are recognised at net market value.

The accounting policies adopted are consistent with those of the previous year, except as described in note 2 below. A full description of the accounting policies adopted may be found in the consolidated entity's full financial report.

Note 2 Changes in Accounting Policies

The following new or revised accounting standards have been adopted by the Group.

AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'

The new Australian Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' is applicable to the Group for the first time effective 1 July 2002. This standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

Onerous contracts

Certain contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the wine business and certain sponsorship and distribution contracts in the Australian beer business.

The adoption of this new accounting standard requirement has resulted in an increase in provisions of $66.0 million, an increase in deferred tax assets of $24.8 million and a decrease in opening retained earnings of $41.2 million.

Dividends

A provision for dividends was previously recognised for the amount that was proposed or declared as a dividend after reporting date. In accordance with the requirements of the new accounting standard AASB 1044, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to reporting date.

The effect of the revised policy has been to increase retained earnings and decrease provisions at the beginning of the year by $194.5 million. In accordance with AASB 1044, no provision for dividend has been recognised for the year ended 30 June 2003.

AASB 1028 'Employee Benefits'

Revised accounting standard AASB 1028 'Employee Benefits' has resulted in a change in accounting policy for the measurement of employee entitlements liabilities. Previously the measurement of the provision for employee entitlements was based on current remuneration rates at the date of recognition of the liability. In accordance with the requirements of revised AASB 1028 the provision for employee entitlements is now measured based on the remuneration rates expected to be paid when the liability is settled. This change has resulted in an increase in employee entitlements provision of $2.9 million, an increase in deferred tax assets of $0.9 million and a decrease in opening retained earnings of $2.0 million.

Note 3 Operating Revenue

For the year ended 30 June	Consolidated	
	2003	2002
	$m	$m
Net sales revenue		
net beer sales (excluding royalties)	2,747.2	2,600.8
net wine sales	1,953.9	1,933.8
royalties	40.9	39.8
	4,742.0	4,574.4
inter segment sales	(10.5)	(2.4)
Net sales revenue	4,731.5	4,572.0
Other operating revenue		
property	198.6	128.8
rent	6.1	18.1
sale of assets	42.9	86.4
SGARA	51.3	124.2
non-beverage income	66.3	94.4
Other operating revenue	365.2	451.9
	5,096.7	5,023.9
interest revenue	146.1	140.1
Total operating revenue	5,242.8	5,164.0

Note 4 Significant Items

Individually significant items included in profit from ordinary activities before income tax:

	Consolidated	
	2003	2002
	$m	$m
(tax effect nil unless otherwise stated)		
Carlton operational review		
– write-down of property, plant and equipment (tax benefit applicable $25.0 million)	(83.4)	–
– redundancy provision (tax benefit applicable $13.4 million)	(44.5)	–
– other provisions (tax benefit applicable $0.1 million)	(11.1)	–
– other costs (tax benefit applicable $2.7 million)	(9.1)	–
– write-down of inventory (tax benefit applicable $0.6 million)	(1.9)	–
	(150.0)	–
Carlton write-down of prepaid sponsorships (tax benefit applicable $4.6 million)	(15.4)	–
Lensworth profit on disposal of UK properties *(other operating revenue from property sales $17.1 million less other expenses $3.3 million)*	13.8	–
Total significant items	(151.6)	–

Significant item expenditure has been disclosed in 'other expenses' in the statement of financial performance.

Note 5 Segment Results

	Total assets		Total liabilities		Acquisition of property, plant & equipment, agricultural assets & intangibles		Depreciation and amortisation expense		Non-cash expenses other than depreciation and amortisation	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Industry segments										
Australian Beer	1,850.7	1,899.4	332.1	237.8	128.7	90.2	55.8	73.3	9.5	13.9
International Beer	222.9	238.7	40.9	45.5	7.0	11.9	9.2	8.7	2.3	2.1
Leisure and hospitality	780.8	734.4	49.1	61.8	95.3	43.2	32.4	33.5	9.3	9.0
Wine	4,851.3	5,150.8	315.1	313.5	169.3	229.9	103.0	104.8	3.8	37.4
Property	299.1	210.7	120.8	126.3	10.5	0.7	0.8	0.6	–	–
Corporate	978.8	773.6	798.6	723.3	11.7	2.1	12.2	3.6	0.7	1.1
	8,983.6	9,007.6	1,656.6	1,508.2	422.5	378.0	213.4	224.5	25.6	63.5
Unallocated										
Cash/Interest bearing liabilities	357.6	277.4	3,005.2	3,385.4						
Deferred tax assets/tax provisions	247.7	226.0	434.0	405.5						
	9,588.9	9,511.0	5,095.8	5,299.1						

	Total operating revenue		Intersegment sales		Net external operating revenue		Operating profit before income tax and significant items		Significant items		Profit from ordinary activities before income tax	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Industry segments												
Australian Beer	1,806.6	1,697.6	(96.5)	(97.5)	1,710.1	1,600.1	469.9	442.4	(165.4)	–	304.5	442.4
International Beer	217.5	227.2			217.5	227.2	38.6	31.4			38.6	31.4
Leisure and hospitality	937.0	935.3			937.0	935.3	120.2	113.0			120.2	113.0
Wine	2,038.1	2,080.4	(10.5)	(2.4)	2,027.6	2,078.0	371.1	444.3			371.1	444.3
Property	201.0	173.8			201.0	173.8	28.4	27.5	13.8	–	42.2	27.5
Corporate	3.5	9.5			3.5	9.5	(56.2)	(67.7)			(56.2)	(67.7)
	5,203.7	5,123.8	(107.0)	(99.9)	5,096.7	5,023.9	972.0	990.9	(151.6)	–	820.4	990.9
Unallocated												
Interest revenue					146.1	140.1						
Net interest expense											(153.2)	(182.4)
					5,242.8	5,164.0					667.2	808.5

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis.

The Spirits industry segment which was separately disclosed in the 2002 financial report has now been included as part of the Australian Beer industry segment.

Following the change in accounting policy, the 2003 total liabilities for the Corporate industry segment excludes a provision for dividends. The 2002 total liabilities for the Corporate industry segment includes a provision for dividends of $194.5 million.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $8.7 million (2002 $7.2 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $89.7 million (2002 $73.0 million).

Note 5 Segment Results (continued)

	Total assets		Acquisition of property, plant & equipment, agricultural assets & intangibles		Net external operating revenue	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Geographical segment						
Australia	5,116.4	4,524.7	310.1	210.6	3,119.7	3,118.1
Asia and Pacific	218.8	233.1	14.9	19.7	239.3	252.9
Europe	468.6	488.0	16.1	11.4	570.1	299.5
Americas	3,179.8	3,761.8	81.4	136.3	1,167.6	1,353.4
	8,983.6	9,007.6	422.5	378.0	5,096.7	5,023.9
Unallocated						
Cash	357.6	277.4				
Deferred tax assets	247.7	226.0				
Interest revenue					146.1	140.1
	9,588.9	9,511.0			5,242.8	5,164.0

Note 6 Earnings per share

	Consolidated	
	2003	2002
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	22.3	27.4
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,064,656	2,034,795
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	21.9	26.7
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,206,052	2,176,432
Comparatives have been restated to reflect the impact of bonus elements of shares.		

	Consolidated	
	2003 $m	2002 $m
Earnings reconciliation		
Net profit	470.4	566.4
Net profit attributable to outside equity interest	(7.5)	(5.5)
Deemed dividends on US$400m exchangeable bonds	(2.9)	(3.3)
Earnings used to calculate basic earnings per share	460.0	557.6
Interest savings on exchangeable bonds	23.6	26.4
Earnings used to calculate diluted earnings per share	483.6	584.0

Note 7 Dividends

	Consolidated	
	2003 $m	2002 $m
Interim dividend of 8.25 cents per ordinary share paid 2 April 2003 (2002 7.5 cents per ordinary share paid 22 March 2002)	170.4	153.0
Final dividend of 10.5 cents per ordinary share proposed by Directors to be paid 1 October 2003 (2002 9.5 cents per ordinary share paid 1 October 2002)	217.6	194.5
	388.0	347.5
The amount of dividends that have been or will be franked.	388.0	347.5
All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2003.		
The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.		
Amount of franking credits available for the subsequent year.	324.7	152.0
The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.		
On 1 July 2002, the new simplified imputation regime was introduced in Australia. As a consequence, franking accounts must now be expressed in terms of dollars paid. The amounts of franking credits available existing at 30 June 2002 has been remeasured under this basis and restated from $354.7 million (as reported in the 2002 annual report) to $152 million. The change in basis of measurement does not change the underlying value of franking credits available to shareholders from the dividend franking account.		

Note 8 Events occurring after reporting date

On 12 August 2003, the Group announced its plans to divest the Australian Leisure and Hospitality division, comprising the Group's hotel, gaming and retail liquor operations.

The Group proposes separating the division into two entities, with each offering distinct investment attributes:

- Australian Leisure & Hospitality Group Limited (ALH), which will conduct the operating business. It is proposed that the business will be sold by an offer of ordinary shares in ALH as an initial public offer, following which the Company will list on the Australian Stock Exchange; and
- A separate Property Trust ('the Trust') which will offer securities and acquire ALH's freehold property portfolio.

The Group has entered into underwriting agreements with a syndicate led by Macquarie Bank, acting as global coordinator, in relation to the sale of shares in the operating business ALH and the offer of securities in the Trust which will hold the freehold property assets in which ALH will conduct its business.

The sale has been structured to deliver not less than $1.4 billion gross proceeds. The total amount raised by the sale will depend on the final price of ALH shares established by a bookbuild process. The proceeds from the transactions will be used in accordance with the Group's capital management initiatives. In the absence of appropriate value creating investment opportunities, the Group will use the proceeds for debt reduction, a return to shareholders or a combination of these options.

After the transactions are completed, Foster's will retain a long–term supply agreement with ALH to market and distribute its products through ALH venues.

INDEPENDENT AUDIT REPORT

To the members of Foster's Group Limited

Audit opinion

In our opinion, the concise financial report of Foster's Group Limited for the year ended 30 June 2003 complies with Australian Accounting Standard AASB 1039: Concise Financial Reports.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and Directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows and discussion and analysis of and notes to the financial statements for the year ended 30 June 2003.

The Directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We also performed an independent audit of the full financial report of the Company for the financial year ended 30 June 2003. Our audit report on the full financial report was signed on 26 August 2003, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
26 August 2003

DETAILS OF SHAREHOLDERS, SHAREHOLDINGS AND TOP 20 SHAREHOLDERS

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 26 August 2003	No. of Holders	No. of Securities	% Held by top 20
Fully Paid Ordinary Shares	203,891	2,072,693,784	61.82

Unlisted Securities 26 August 2003	Issue Number	No. of Holders	No. of Shares
Ordinary Shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 26 August 2003

Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable at:	No. of Shares if options Exercisable
$2.12 per share	1,250,000
$2.36 per share	320,000
$2.48 per share	420,000
	1,990,000

The above options are held by FBG Incentive Pty Ltd as trustee for three participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 26 August 2003

Size of Holding	Number
1 – 1000	63,903
1001 – 5000	108,499
5001 –10,000	20,319
10,001 – 100,000	10,817
100,001 and over	353
Total	203,891

Of these 7,341 shareholders held less than a marketable parcel of $500 worth of shares (111 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 26 August 2003 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 26 August 2003

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	346,874,154	16.74
Westpac Custodian Nominees Limited	266,975,377	12.88
National Nominees Limited	240,917,677	11.62
Citicorp Nominees Pty Limited	89,983,674	4.34
RBC Global Services Australia Nominees Pty Limited	86,106,782	4.15
ANZ Nominees Limited	47,195,786	2.28
Commonwealth Custodial Services Limited	30,256,696	1.46
Queensland Investment Corporation	28,761,708	1.39
HSBC Custody Nominees (Aust) Ltd	27,586,906	1.33
AMP Life Limited	27,427,304	1.32
Cogent Nominees Pty Limited	21,906,840	1.06
Zurich Investment Management Limited	15,422,221	0.74
Westpac Financial Services Limited	12,450,500	0.60
Government Superannuation Office	7,107,520	0.34
CSS Board & PSS Board	6,606,873	0.32
Argo Investments Limited	5,679,184	0.27
Suncorp Custodian Services Pty Limited	5,591,810	0.27
Australian Foundation Investment Company Limited	5,526,502	0.27
Victorian Workcover Authority	4,856,961	0.23
Bainpro Nominees Pty Limited	4,280,882	0.21
	1,281,515,357	61.82

Substantial Shareholders – 26 August 2003

The following shareholders have declared a relevant interest in the number of voting shares shown adjacent at the date of giving the notice under Part 6C.1 of the Corporations Act 2001.

The Capital Group Companies Inc	244,501,655
Deutsche Bank AG	116,106,173
Delaware International Advisers Limited	112,459,216

SHAREHOLDER INFORMATION

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 27 October 2003, at 11.00 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listings

Shares of Foster's are listed under the symbol 'FGL' on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System) which allows settlement of on-market transactions without having to rely on paper documentation. Shareholders seeking more information about CHESS should contact their stockbroker or the Australian Stock Exchange.

The shares in Foster's are also listed on the London Stock Exchange. American Depositary Receipts, sponsored by the Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne Victoria 3000
Australia

Australian callers 24 hour 7 day service: 1300 134 708
Telephone: +61 3 9615 5970
Facsimile: +61 3 9611 5710
(+61 3 9473 2469 only for faxing Proxy Forms)
E-mail: web.queries@computershare.com.au
Internet: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

In the United Kingdom, questions can be directed to:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Telephone within the United Kingdom: 0870 702 0003
Facsimile within the United Kingdom: 0870 703 6101

For enquiries relating to the operations of the Company, please contact the Foster's Group Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
E-mail: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com

Written correspondence should be directed to:

Vice President Investor Relations
Foster's Group Limited
GPO Box 753F
Melbourne Victoria 3001

Dividends

A final dividend of 10.5 cents per share will be paid on 1 October 2003 to shareholders registered on 5 September 2003. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct credit and Dividend Reinvestment Plan forms are available on request from the share registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Key Dates

5 September 2003
Record date (books closing) for 2002/2003 final dividend

1 October 2003
Final dividend for 2002/2003 payable

27 October 2003
Annual General Meeting

10 February 2004*
Announcement of profit result for half year ending 31 December 2003

9 March 2004*
Record date (books closing) for 2003/2004 interim dividend

2 April 2004*
Interim dividend for 2003/2004 payable

30 June 2004
End of financial year

24 August 2004*
Announcement of profit result for the year ending 30 June 2004

*Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Peter A. Bobeff

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

FOSTER'S
GROUP

Inspiring Global Enjoyment